UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Audit Report of KB Financial Group Inc. for Fiscal Year 2012

On March 14, 2013, KB Financial Group Inc. (“KB Financial Group”) disclosed audit reports for fiscal year 2012 based on the Korean equivalent of International Financial Reporting Standards (including the consolidated and separate financial statements of KB Financial Group as of and for the years ended December 31, 2012 and 2011 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of KB Financial Group and remain subject to change.

KB Financial Group is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report for FY 2012.

Exhibit 99.2: An English-language translation of the Separate Audit Report for FY 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 14, 2013	By: /s/ Jong Kyoo Yoon
(Signature)

Name: Jong Kyoo Yoon

Title: Deputy President & CFO

Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Financial Statements

December 31, 2012 and 2011

KB Financial Group Inc. and Subsidiaries

Index

December 31, 2012 and 2011

Report of Independent Auditors

To the Shareholders and Board of Directors of

KB Financial Group Inc.

We have audited the accompanying consolidated statements of financial position of KB Financial Group Inc. and its subsidiaries (collectively the “Group”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2011, and their financial performance and cash flows for the years then ended, in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”).

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean auditing standards and their application in practice.

Seoul, Korea

March 12, 2013

This report is effective as of March 12, 2013, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2012 and 2011

(in millions of Korean won)	Notes	2012		2011
Assets
Cash and due from financial institutions	4,6,7,8,39	￦	10,568,350	￦	9,178,125
Financial assets at fair value through profit or loss	4,6,8,12		6,299,194		6,326,104
Derivative financial assets	4,6,9		2,024,784		2,448,455
Loans	4,6,8,10,11,41		212,716,251		212,107,027
Financial investments	4,6,8,12		36,897,139		35,432,182
Investments in associates	13		1,035,205		892,132
Property and equipment	14		3,103,597		3,186,020
Investment property	14		52,974		51,552
Intangible assets	15		500,023		468,441
Deferred income tax assets	16,33		18,432		22,329
Assets held for sale	17		35,412		9,931
Other assets	4,6,18		8,755,217		7,478,519

Total assets		￦	282,006,578	￦	277,600,817

Liabilities
Financial liabilities at fair value through profit or loss	4,6,19	￦	1,851,135	￦	1,388,079
Derivative financial liabilities	4,6,9		2,068,813		2,059,573
Deposits	4,6,20		194,403,279		190,337,590
Debts	4,6,21		15,969,522		16,823,838
Debentures	4,6,22,41		24,131,770		27,069,879
Provisions	23		669,729		797,739
Defined benefit liabilities	24		75,157		128,488
Current income tax liabilities	33		264,666		588,825
Deferred income tax liabilities	16,33		129,969		220,842
Other liabilities	4,6,25		17,738,498		15,086,169

Total liabilities			257,302,538		254,501,022

Equity
Share capital			1,931,758		1,931,758
Capital surplus			15,840,300		15,841,824
Accumulated other comprehensive income	35		359,969		191,642
Retained earnings			6,377,491		4,952,751

Equity attributable to shareholders of the parent company	26		24,509,518		22,917,975
Non-controlling interests			194,522		181,820

Total equity			24,704,040		23,099,795

Total liabilities and equity		￦	282,006,578	￦	277,600,817

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2012 and 2011

(In millions of Korean won, except per share amounts)	Notes	2012		2011
Interest income		￦	14,155,825	￦	13,956,257
Interest expense			(7,039,912)		(6,851,745)

Net interest income	5,27		7,115,913		7,104,512

Fee and commission income			2,778,668		2,829,754
Fee and commission expense			(1,186,027)		(1,035,004)

Net fee and commission income	5,28		1,592,641		1,794,750

Net gains(losses) on financial assets/liabilities at fair value through profit or loss	5,29		651,203		1,035,867

Net other operating income(loss)	5,30		(1,455,270)		(1,092,009)

General and administrative expenses	5,14,15,24,31		(3,885,285)		(3,931,808)

Operating profit before provision for credit losses	5		4,019,202		4,911,312

Provision for credit losses	5,11,18,23		(1,607,804)		(1,512,978)

Net operating profit	5		2,411,398		3,398,334

Share of profit of associates	5,13		(13,536)		4,963
Net other non-operating income(expense)	5,32,43		(136,534)		(142,491)

Net non-operating profit (loss)			(150,070)		(137,528)

Profit before income tax	5		2,261,328		3,260,806

Income tax expense	5,33		(549,340)		(832,234)

Profit for the year	5		1,711,988		2,428,572

Exchange differences on translating foreign operations			(25,690)		5,602
Change in value of financial investments			249,647		(239,596)
Shares of other comprehensive income of associates			(44,177)		(433)
Cash flow hedges			(813)		(1,321)

Other comprehensive income(loss) for the year, net of tax			178,967		(235,748)

Total comprehensive income for the year		￦	1,890,955	￦	2,192,824

Profit attributable to:
Shareholders of the parent company	5	￦	1,702,913	￦	2,373,026
Non-controlling interests	5		9,075		55,546

	5	￦	1,711,988	￦	2,428,572

Total comprehensive income for the year attributable to:
Shareholders of the parent company		￦	1,871,240	￦	2,134,096
Non-controlling interests			19,715		58,728

		￦	1,890,955	￦	2,192,824

Earnings per share	36
Basic earnings per share		￦	4,408	￦	6,461
Diluted earnings per share			4,394		6,445

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2012 and 2011

	Equity attributable to shareholders of the parent company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Share		Non-controlling Interests		Total Equity
Balance at January 1, 2011	￦	1,931,758	￦	15,990,278	￦	430,572	￦	2,620,888	￦	(2,476,809)	￦	1,169,243	￦	19,665,930

Comprehensive income
Profit for the year		—		—		—		2,373,026		—		55,546		2,428,572
Exchange differences on translating foreign operations		—		—		5,492		—		—		110		5,602
Change in value of financial investments		—		—		(242,668)		—		—		3,072		(239,596)
Shares of other comprehensive income of associates		—		—		(433)		—		—		—		(433)
Cash flow hedges		—		—		(1,321)		—		—		—		(1,321)

Total comprehensive income(loss)		—		—		(238,930)		2,373,026		—		58,728		2,192,824

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(41,163)		—		—		(41,163)
Dividends paid to holders of hybrid capital instruments		—		—		—		—		—		(46,151)		(46,151)
Redemption of hybrid capital instruments		—		—		—		—		—		(1,000,000)		(1,000,000)
Disposal of treasury shares		—		(148,060)		—		—		2,476,809		—		2,328,749
Others		—		(394)		—		—		—		—		(394)

Total transactions with shareholders		—		(148,454)		—		(41,163)		2,476,809		(1,046,151)		1,241,041

Balance at December 31, 2011	￦	1,931,758	￦	15,841,824	￦	191,642	￦	4,952,751	￦	—	￦	181,820	￦	23,099,795

Balance at January 1, 2012	￦	1,931,758	￦	15,841,824	￦	191,642	￦	4,952,751	￦	—	￦	181,820	￦	23,099,795

Comprehensive income
Profit for the year		—		—		—		1,702,913		—		9,075		1,711,988
Exchange differences on translating foreign operations		—		—		(25,596)		—		—		(94)		(25,690)
Change in value of financial investments		—		—		238,913		—		—		10,734		249,647
Shares of other comprehensive income of associates		—		—		(44,177)		—		—		—		(44,177)
Cash flow hedges		—		—		(813)		—		—		—		(813)

Total comprehensive income		—		—		168,327		1,702,913		—		19,715		1,890,955

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(278,173)		—		—		(278,173)
Others		—		(1,524)		—		—		—		(7,013)		(8,537)

Total transactions with shareholders		—		(1,524)		—		(278,173)		—		(7,013)		(286,710)

Balance at December 31, 2012	￦	1,931,758	￦	15,840,300	￦	359,969	￦	6,377,491	￦	—	￦	194,522	￦	24,704,040

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2012 and 2011

(in millions of Korean won)	Note	2012		2011
Cash flows from operating activities
Profit for the year		￦	1,711,988	￦	2,428,572

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss			(222,022)		(391,197)
Net loss(gain) on derivative financial instruments for hedging purposes			15,165		(107,371)
Adjustment of fair value of derivative financial instruments			42		207,522
Provision for credit loss			1,607,804		1,512,978
Net loss(gain) on financial investments			148,211		(481,459)
Share of loss(profit) of associates			13,536		(4,963)
Depreciation and amortization expense			328,642		342,656
Other net losses on property and equipment/intangible assets			40,881		18,533
Share-based payments(reversal)			13,871		(7,609)
Policy reserve appropriation			1,305,730		673,259
Post-employment benefits			202,864		204,337
Net interest expense			229,691		84,470
Loss(gains) on foreign currency translation			(148,877)		273,971
Net other expense			2,783		130,206

			3,538,321		2,455,333

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			132,205		(2,370,999)
Derivative financial instruments			252,166		481,502
Loans			(2,226,547)		(17,023,252)
Deferred income tax assets			3,211		—
Other assets			2,202,544		(877,081)
Financial liabilities at fair value through profit or loss			357,825		146,638
Deposits			1,552,950		10,716,619
Deferred income tax liabilities			(166,772)		(13,150)
Other liabilities			630,144		48,628

			2,737,726		(8,891,095)

Net cash generated from (used in) operating activities			7,988,035		(4,007,190)

Cash flows from investing activities
Disposal of financial investments			24,848,249		22,875,143
Acquisition of financial investments			(26,141,095)		(21,918,460)
Decrease in investments in associates			11,543		12,120
Acquisition of investments in associates			(212,556)		(176,105)
Disposal of property and equipment			8,740		859
Acquisition of property and equipment			(143,327)		(261,905)
Disposal of intangible assets			3,785		10,353
Acquisition of intangible assets			(82,400)		(105,341)
Business combination, net of cash acquired			40,575		—
Others			(838,816)		251,888

Net cash provided by (used in) investing activities			(2,505,302)		688,552

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			75,761		20,733
Net increase(decrease) in debts			(792,778)		5,453,721
Increase in debentures			10,282,920		9,665,174
Decrease in debentures			(13,084,093)		(11,607,211)
Disposal of treasury shares			—		2,281,524
Redemption of hybrid capital instruments			—		(1,000,000)
Dividends paid to holders of hybrid capital instruments			—		(46,331)
Dividends paid to shareholders of the parent company			(278,173)		(41,163)
Others			150,109		48,434

Net cash provided by (used in) financing activities			(3,646,254)		4,774,881

Effect of exchange rate changes on cash and cash equivalents			(13,560)		32,982

Net increase in cash and cash equivalents			1,822,919		1,489,225
Cash and cash equivalents at the beginning of the year	39		4,740,804		3,251,579

Cash and cash equivalents at the end of the year	39	￦	6,563,723	￦	4,740,804

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012.

The Parent Company’s share capital as of December 31, 2012, is ￦1,931,758 million. The Parent Company is authorized to issue up to 1 billion shares. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2. Basis of Preparation

2.1 Application of K-IFRS

The Group’s consolidated financial statements for the annual period beginning on January 1, 2011, have been prepared in accordance with Korean-IFRS(“K-IFRS”). These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea. The transition date, according to K-IFRS 1101, from the previous accounting principles generally accepted in the Republic of Korea (“Previous K-GAAP”) to K-IFRS is January 1, 2010.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group has prepared the consolidated financial statements in accordance with K-IFRS1027, Consolidated and Separate Financial Statements.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

New standards, amendments and interpretations issued but not effective for the year beginning January 1, 2012, and not early adopted by the Group are as follows:

Amendments to K-IFRS 1019, Employee Benefits

According to the amendments to K-IFRS 1019, the corridor approach for actuarial gains and losses is not allowed anymore, accordingly, the actuarial gains and losses are recognized in other comprehensive income immediately. Past service costs incurred under changes of plans are recognized immediately, and the amendment replaces the interest cost on the defined benefit obligation, and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. This amendment is effective for the Group as of January 1, 2013. The Group is assessing the impact of application of the amended K-IFRS 1019 on its consolidated financial statements.

Enactment of K-IFRS 1113, Fair value measurement

K-IFRS 1113 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across K-IFRS. K-IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within K-IFRS. K-IFRS 1113 is effective for the Group as of January 1, 2013, and the Group expects that the enactment would not have a material impact on the consolidated financial statements of the Group.

Amendments to K-IFRS 1001, Presentation of Financial Statements

K-IFRS 1001, Presentation of Financial Statements, was amended to require other comprehensive income items to be presented into two groups on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This is effective for annual periods beginning on or after July 1, 2012, with early adoption permitted. The Group expects that the application of this amendment would not have a material impact on its consolidated financial statements.

Enactment of K-IFRS 1110, Consolidated Financial Statements

K-IFRS 1110, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the Parent Company. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. K-IFRS 1110 will be effective for annual periods beginning on or after January 1, 2013, and the Group is reviewing the impact of the K-IFRS 1110.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Enactment of K-IFRS 1111, Joint Arrangements

K-IFRS 1111, Joint Arrangements, aims to reflect the substance of joint arrangements by focusing on the contractual rights and obligations that each party to the arrangement has rather than its legal form. Joint arrangements are classified as either joint operations or joint ventures. A joint operation is when joint operators have rights to the assets and obligations for the liabilities, and account for the assets, liabilities, revenues and expenses, while parties to the joint venture have rights to the net assets of the arrangement and account for their interest in the joint venture using the equity method. K-IFRS 1111 will be effective for annual periods beginning on or after January 1, 2013, and the Group is reviewing the impact of the K-IFRS 1111.

Enactment of K-IFRS 1112, Disclosures of Interests in Other Entities

K-IFRS 1112, Disclosures of Interests in Other Entities, provides the disclosure requirements for all forms of interests in other entities, including a subsidiary, a joint arrangement, an associate, a consolidated structured entity and an unconsolidated structured entity. K-IFRS 1112 will be effective for annual periods beginning on or after January 1, 2013, and the Group is reviewing the impact of the K-IFRS 1112.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency. Refer to Notes 3.2.1 and 3.2.2.

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and income (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

2.4.1 Deferred income taxes

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

2.4.4 Defined benefit obligation

The present value of defined benefit obligations is measured by independent actuaries using the Projected Unit Credit Method. It incorporates actuarial assumptions and variables such as future increases in salaries, rate of retirement, and discount rate, amongst others.

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

The Group has established various special purpose entities (“SPE“s). Such SPEs are consolidated when the risks and rewards and substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. These SPEs controlled by the Group are established with predetermined activities, so that the Group has the rights to obtain the majority of the benefits of the activities of the SPEs and may be exposed to risks incident to the activities of the SPEs. The Group retains the majority of the residual or ownership risks related to such SPE or its assets in order to obtain the benefits from its activities.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.1.2 Associates

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Under the equity method, investments in associates are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and losses resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent of the Group’s interest in associates.

If associates use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting date whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘Share of profit or loss of associates’ in the statements of comprehensive income.

3.1.3 Trusts and funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.4 Intra-group transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the year in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, are reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when, the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity investments, available-for-sale financial assets, or loans and receivables. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received).

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. These factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from observable current market transactions of the same instrument or based on other relevant observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative financial assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

—	It is acquired for the purpose of selling in the near term, or

—	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

—

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

—

A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

—

A contract contains one or more embedded derivatives; the Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by K-IFRS 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

However, interest revenue measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

—	Those with fixed or determinable payments.

—	Those that are not quoted in an active market.

—	Those that the Group does not intend to sell immediately or in the near term.

—	Those that the Group, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

—	Significant financial difficulty of the issuer or obligor.

—	A breach of contract, such as a default or delinquency in interest or principal payments.

—	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

—	It becomes probable that the borrower will declare bankruptcy or undergo financial reorganization.

—	The disappearance of an active market for that financial asset because of financial difficulties.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

—

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. Accordingly, the Group considers the decline in the fair value of over 30% against the original cost as a “significant decline” and a six-month decline in the fair value below its cost for an equity instrument as a “prolonged decline”.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount.

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge).

At the inception of the hedge there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are classified as financial instruments held for trading and are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.7.3 Cash flow hedges

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the year in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.5 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and equipment

3.8.1 Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4~5 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	3~10 years
Software	Straight-line	3~5 years
Others	Straight-line	4~30 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill in the Group’s opening K-IFRS statement of financial position is stated at its carrying amount prior to the date of transition under the previous K-GAAP.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Goodwill acquired in business combinations after the transition date is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Leases (the Group as lessee)

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term, unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

3.12 Impairment of non-financial assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.13 Non-current assets held for sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable K-IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.14 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.15 Insurance Contracts

KB Life Insurance Co., Ltd., one of the subsidiaries of the Group, issues insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of K-IFRS 1039, Financial Instruments: Recognition and measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to K-IFRS 1104, Insurance Contracts. The Group recognizes assets (liabilities) and gains (losses) relating to insurance contracts as other assets (liabilities) in the statements of financial position, and as other operating income (expenses) in the statements of comprehensive income, respectively.

The following table lists numbers of currently available and discontinued insurance products as of December 31, 2012:

Type	Available	Discontinued	Total
Individual annuity	—	9	9
General annuity	7	21	28
Other pure endowment	—	3	3
Pure protection insurance	13	25	38
Other protection insurance	—	28	28
Joint insurance	7	33	40
Group protection insurance	2	5	7
Group savings insurance	—	1	1

	29	125	154

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.15.1 Insurance premiums

The Group recognizes collected premiums as revenue when a due date of collection of premiums from insurance contracts comes and the collected premium which is unmatured at the end of the reporting period is recognized as unearned premium.

3.15.2 Insurance liabilities

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

Premium reserve

A premium reserve refers to an amount based on the net premium method for payment of future claims with respect to events covered by insurance policies which have not yet occurred as of the reporting date.

Reserve for outstanding claims

A reserve for outstanding claims refers to the amount not yet paid, out of an amount to be paid or expected to be paid with respect to the insured events which have arisen as of the end of each fiscal year.

Unearned premium reserve

Unearned premium refers to the portion of the premium that has been paid in advance for insurance that has not yet been provided. An unearned premium reserve refers to the amount maintained by the insurer to refund in the event of either party cancelling the contract.

Policyholders’ dividends reserve

Policyholders’ dividends reserve including an interest rate guarantee reserve, a mortality dividend reserve and an interest rate difference dividend reserve is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

3.15.3 Liability adequacy test

The Group assesses at each reporting date whether its insurance liabilities are adequate, using current estimates of all future contractual cash flows and related cash flow such as claims handling cost, as well as cash flows resulting from embedded options and guarantees under its insurance contracts in accordance with K-IFRS 1104. If the assessment shows that the carrying amount of its insurance liabilities is inadequate in light of the estimated future cash flows, the entire deficiency is recognized in profit or loss and reserved as insurance liabilities. Future cash flows from long-term insurance are discounted at a future rate of return on operating assets, whereas future cash flows from general insurance are not discounted to present value. For liability adequacy tests of premium and unearned premium reserves, the Group considers all cash flow factors such as future insurance premium, deferred acquisition costs, operating expenses and operating premiums. In relation to the reserve for outstanding claims, the Group elects a model that best reflects the trend of paid claims among several statistical methods to perform the adequacy test.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.15.4 Deferred acquisition costs

Acquisition cost is deferred in an amount actually spent for an insurance contract and equally amortized over the premium payment period or the period in which acquisition costs are charged for the relevant insurance contract. Acquisition costs are amortized over the shorter of seven years and premium payment period; if there is any unamortized acquisition costs remaining as of the date of surrender or lapse, such remainder shall be amortized in the period in which the contract is surrendered or lapsed.

3.16 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.17 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

—	The amount determined in accordance with K-IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets and

—	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS 1018, Revenue

3.18 Equity instruments issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.18.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.18.2 Hybrid capital instruments

The Group classifies an issued financial instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. Hybrid capital instruments where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

3.18.3 Treasury shares

If entities of the Group reacquire the Parent Company’s equity instruments, those instruments (‘treasury shares’) are deducted from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.19 Revenue recognition

3.19.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.19.2 Fee and commission income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.19.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.20 Employee compensation and benefits

3.20.1 Post-employment benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Group introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service cost is recognized immediately.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.20.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.20.3 Share-based payment

The Group operates share-based payment arrangements granting awards to directors and employees of the Group. The Group has a choice of whether to settle the awards in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determined that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Group measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the year.

3.20.4 Termination benefits

Termination benefits are employee benefits payable as a result of either the Group’s decision to terminate an employee’s employment before the normal retirement date or an employee’s decision to accept voluntary redundancy in exchange for those benefits. The Group recognizes termination benefits as a liability and an expense when, and only when, the Group is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. The Group is demonstrably committed to a termination when, and only when, the Group has a detailed formal plan for the termination and is without realistic possibility of withdrawal. Where termination benefits fall due more than 12 months after the end of the reporting period, they are discounted using the appropriate discount rate.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.20.5 Reclassification

As discussed in Note 31, employee benefits for the year ended December 31, 2011, were reclassified to conform with the December 31, 2012 financial statement presentation. These reclassifications have no impact on the previously reported profit for the year or equity.

3.21 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.21.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.21.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.21.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the financial statements based on the guidance in K-IFRS 1037. A liability related to an uncertain tax position is recognized as the best estimate of expenditure if the uncertain tax position is probable of resulting in additional payment to the tax authorities. Meanwhile assets related to uncertain tax positions, caused by a claim for rectification or an appeal for refund claimed from the tax authorities related to additional assessments, are treated as contingent assets under K-IFRS 1037. Therefore, tax expenses are recognized in the financial statements when the uncertain tax position is probable of resulting in additional payment to the tax authorities, while tax benefits are recognized only when the tax refund is virtually certain.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The Group classifies interest and penalties related to uncertain tax positions as a component of income tax expense.

3.22 Earnings per share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the parent entity and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the Parent Company and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bonds and share options.

3.23 Operating Segments

Operating segments are components of the Group about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

4. Financial risk management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Department

The Risk Management Department is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off- balance items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. For Kookmin Bank which is the main subsidiary, its loan analysis department which is independent from the sales department is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Financial assets
Due from financial institutions	￦	7,718,240	￦	6,556,027
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		5,091,697		5,205,149
Financial assets designated at fair value through profit or loss		192,607		574,687
Derivatives		2,024,784		2,448,455
Loans		212,716,251		212,107,027
Financial investments
Available-for-sale financial assets		21,834,542		19,734,531
Held-to-maturity financial assets		12,255,806		13,055,158
Other financial assets		7,554,156		6,409,905

		269,388,083		266,090,939

Off-balance items
Acceptances and guarantees contracts		9,418,281		11,542,684
Financial guarantee contracts		1,610,269		945,167
Commitments		93,193,481		91,743,942

		104,222,031		104,231,793

	￦	373,610,114	￦	370,322,732

[1]	Financial instruments indexed to the price of gold amounting to ￦ 39,839 million and ￦ 28,625 million as of December 31, 2012 and 2011, respectively, are included.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Group does not recognize losses expected as a result of future events. The Group measures inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

Loans are classified as follows:

(In millions of Korean won)

	2012
	Retail			Corporate			Credit card			Total
Loans	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	100,498,254	97.25	￦	98,002,139	97.25	￦	11,353,316	95.62	￦	209,853,709	97.16
Past due but not impaired		1,654,029	1.60		478,031	0.47		399,778	3.37		2,531,838	1.17
Impaired		1,184,586	1.15		2,293,797	2.28		120,757	1.01		3,599,140	1.67

		103,336,869	100.00		100,773,967	100.00		11,873,851	100.00		215,984,687	100.00

Allowances[1]		(687,833)	0.67		(2,251,113)	2.23		(329,490)	2.77		(3,268,436)	1.51

Carrying amount	￦	102,649,036		￦	98,522,854		￦	11,544,361		￦	212,716,251

(In millions of Korean won)

	2011
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	101,217,550	97.40	￦	96,553,423	97.33	￦	11,945,631	96.17	￦	209,716,604	97.29
Past due but not impaired		1,646,070	1.58		359,554	0.36		368,791	2.97		2,374,415	1.10
Impaired		1,061,585	1.02		2,295,483	2.31		106,845	0.86		3,463,913	1.61

		103,925,205	100.00		99,208,460	100.00		12,421,267	100.00		215,554,932	100.00

Allowances[1]		(635,476)	0.61		(2,462,047)	2.48		(350,382)	2.82		(3,447,905)	1.60

Carrying Amount	￦	103,289,729		￦	96,746,413		￦	12,070,885		￦	212,107,027

[1]	Collectively assessing allowances for loans are included because they are not impaired individually.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)

	2012
	Retail		Corporate		Credit card		Total
Grade1	￦	82,882,712	￦	38,052,477	￦	5,674,508	￦	126,609,697
Grade2		13,874,487		40,862,148		3,871,593		58,608,228
Grade3		2,574,309		15,394,849		1,568,939		19,538,097
Grade4		766,957		3,429,806		153,906		4,350,669
Grade5		399,789		262,859		84,370		747,018

	￦	100,498,254	￦	98,002,139	￦	11,353,316	￦	209,853,709

(In millions of Korean won)

	2011
	Retail		Corporate		Credit card		Total
Grade1	￦	83,790,049	￦	35,746,858	￦	5,403,273	￦	124,940,180
Grade2		14,532,234		39,312,628		4,378,523		58,223,385
Grade3		2,086,575		17,058,606		1,812,524		20,957,705
Grade4		451,004		4,060,283		254,467		4,765,754
Grade5		357,688		375,048		96,844		829,580

	￦	101,217,550	￦	96,553,423	￦	11,945,631	￦	209,716,604

Credit quality of loans is classified as follows, according to the internal credit rating:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Grade1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)

	2012
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
Retail	￦	1,342,841	￦	223,653	￦	87,453	￦	82	￦	1,654,029
Corporate		322,512		125,503		28,153		1,863		478,031
Credit card		293,864		57,324		47,698		892		399,778

	￦	1,959,217	￦	406,480	￦	163,304	￦	2,837	￦	2,531,838

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)

	2011
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
Retail	￦	1,361,218	￦	181,343	￦	103,340	￦	169	￦	1,646,070
Corporate		196,591		138,817		24,146		—		359,554
Credit card		242,975		71,518		53,667		631		368,791

	￦	1,800,784	￦	391,678	￦	181,153	￦	800	￦	2,374,415

Impaired loans are as follows:

(In millions of Korean won)

	2012
	Retail		Corporate		Credit card		Total
Loans	￦	1,184,586	￦	2,293,797	￦	120,757	￦	3,599,140
Allowances
Individual assessment		—		(761,563)		—		(761,563)
Collective assessment		(451,885)		(236,062)		(72,373)		(760,320)

		(451,885)		(997,625)		(72,373)		(1,521,883)

	￦	732,701	￦	1,296,172	￦	48,384	￦	2,077,257

(In millions of Korean won)

	2011
	Retail		Corporate		Credit card		Total
Loans	￦	1,061,585	￦	2,295,483	￦	106,845	￦	3,463,913
Allowances
Individual assessment		—		(999,787)		—		(999,787)
Collective assessment		(397,623)		(251,790)		(68,513)		(717,926)

		(397,623)		(1,251,577)		(68,513)		(1,717,713)

	￦	663,962	￦	1,043,906	￦	38,332	￦	1,746,200

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2012 and 2011, follows:

(In millions of Korean won)

	2012
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantees	￦	18,512	￦	181,979	￦	326,676	￦	25,175,205	￦	25,702,372
Deposits and savings		200		19,502		60,831		2,526,512		2,607,045
Property and equipment		18,776		4,816		883		1,427,940		1,452,415
Real estate		329,743		478,728		1,200,988		109,195,555		111,205,014

	￦	367,231	￦	685,025	￦	1,589,378	￦	138,325,212	￦	140,966,846

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)

	2011
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantees	￦	21,210	￦	124,641	￦	173,708	￦	18,345,603	￦	18,665,162
Deposits and savings		—		31,037		69,880		2,654,151		2,755,068
Property and equipment		12,648		4,717		1,671		1,067,929		1,086,965
Real estate		176,022		398,292		1,158,298		105,470,158		107,202,770

	￦	209,880	￦	558,687	￦	1,403,557	￦	127,537,841	￦	129,709,965

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

(In millions of Korean won)	2012		2011
Securities that are neither past due nor impaired	￦	39,322,368	￦	38,531,825
Impaired securities		12,445		9,075

	￦	39,334,813	￦	38,540,900

The credit quality of securities (excluding equity securities) that are neither past due nor impaired as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)

	2012
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	4,816,844	￦	205,577	￦	29,437	￦	—	￦	—	￦	5,051,858
Financial assets designated at fair value through profit or loss		84,428		108,179		—		—		—		192,607
Available-for-sale financial assets		20,616,413		1,128,960		76,669		56		—		21,822,098
Held-to-maturity financial assets		12,255,805		—		—		—		—		12,255,805

	￦	37,773,490	￦	1,442,716	￦	106,106	￦	56	￦	—	￦	39,322,368

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)

	2011
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	5,079,469	￦	88,144	￦	8,911	￦	—	￦	—	￦	5,176,524
Financial assets designated at fair value through profit or loss		238,085		336,602		—		—		—		574,687
Available-for-sale financial assets		18,458,778		1,224,835		41,911		90		—		19,725,614
Held-to-maturity financial assets		13,055,000		—		—		—		—		13,055,000

	￦	36,831,332	￦	1,649,581	￦	50,822	￦	90	￦	—	￦	38,531,825

The credit qualities of securities (excluding equity securities) according to the credit ratings by external rating agencies are as follows:

Credit	Domestic			Foreign
quality	KIS	KAP	NICE	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by three foreign credit rating agencies above.

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk of derivative financial instruments as of December 31, 2012 and 2011, is as follows:

(In millions of Korean won)	2012		2011
Deposits and savings, Securities and others	￦	216,906	￦	68,731

	￦	216,906	￦	68,731

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

4.2.7 Credit risk concentration analysis

The details of the Group’s loans by country as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)

	2012
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	103,264,896	￦	98,921,443	￦	11,871,321	￦	214,057,660	99.11	￦	(3,249,627)	￦	210,808,033
Europe		3		80,454		378		80,835	0.04		(288)		80,547
China		319		429,781		287		430,387	0.20		(2,372)		428,015
Japan		7,944		885,607		437		893,988	0.41		(14,273)		879,715
U.S.		—		308,846		454		309,300	0.14		(478)		308,822
Others		63,707		147,836		974		212,517	0.10		(1,398)		211,119

Total	￦	103,336,869	￦	100,773,967	￦	11,873,851	￦	215,984,687	100.00	￦	(3,268,436)	￦	212,716,251

(In millions of Korean won)
	2011
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	103,855,183	￦	97,298,342	￦	12,420,318	￦	213,573,843	99.08	￦	(3,428,520)	￦	210,145,323
Europe		11		69,004		110		69,125	0.03		(555)		68,570
China		434		315,375		37		315,846	0.15		(1,961)		313,885
Japan		11,914		1,014,607		301		1,026,822	0.48		(14,976)		1,011,846
U.S.		—		412,669		272		412,941	0.19		(432)		412,509
Others		57,663		98,463		229		156,355	0.07		(1,461)		154,894

Total	￦	103,925,205	￦	99,208,460	￦	12,421,267	￦	215,554,932	100.00	￦	(3,447,905)	￦	212,107,027

The details of the Group’s corporate loans by industry as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)

	2012
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	7,221,302	7.17	￦	(10,936)	￦	7,210,366
Manufacturing		31,319,370	31.08		(931,441)		30,387,929
Service		38,649,493	38.35		(477,559)		38,171,934
Wholesale & Retail		15,124,389	15.01		(230,865)		14,893,524
Construction		4,688,691	4.65		(528,284)		4,160,407
Public sector		520,422	0.52		(7,076)		513,346
Others		3,250,300	3.22		(64,952)		3,185,348

	￦	100,773,967	100.00	￦	(2,251,113)	￦	98,522,854

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2011
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	5,839,148	5.89	￦	(57,335)	￦	5,781,813
Manufacturing		31,762,908	32.01		(852,707)		30,910,201
Service		36,305,778	36.60		(547,148)		35,758,630
Wholesale & Retail		15,639,010	15.76		(232,482)		15,406,528
Construction		5,674,858	5.72		(729,055)		4,945,803
Public sector		310,978	0.31		(5,190)		305,788
Others		3,675,780	3.71		(38,130)		3,637,650

	￦	99,208,460	100.00	￦	(2,462,047)	￦	96,746,413

The details of the Group’s retail and credit card loans by type as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	44,874,081	38.95	￦	(109,489)	￦	44,764,592
General purpose		58,462,788	50.74		(578,344)		57,884,444
Credit card		11,873,851	10.31		(329,490)		11,544,361

	￦	115,210,720	100.00	￦	(1,017,323)	￦	114,193,397

(In millions of Korean won)	2011
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	45,519,956	39.12	￦	(96,963)	￦	45,422,993
General purpose		58,405,249	50.20		(538,513)		57,866,736
Credit card		12,421,267	10.68		(350,382)		12,070,885

	￦	116,346,472	100.00	￦	(985,858)	￦	115,360,614

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by industry as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	1,913,601	37.88
Banking and Insurance		2,518,715	49.86
Others		619,542	12.26

		5,051,858	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		192,607	100.00

		192,607	100.00

Derivative financial assets
Government and government funded institutions		29,236	1.44
Banking and Insurance		1,858,862	91.81
Others		136,686	6.75

		2,024,784	100.00

Available-for-sale financial assets
Government and government funded institutions		10,355,155	47.43
Banking and Insurance		8,875,248	40.65
Others		2,604,139	11.92

		21,834,542	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,854,991	80.42
Banking and Insurance		1,593,713	13.00
Others		807,102	6.58

		12,255,806	100.00

	￦	41,359,597

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2011
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	1,785,624	34.49
Banking and Insurance		2,972,087	57.41
Others		418,813	8.10

		5,176,524	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		574,687	100.00

		574,687	100.00

Derivative financial assets
Government and government funded institutions		40,068	1.64
Banking and Insurance		1,428,140	58.33
Others		980,247	40.03

		2,448,455	100.00

Available-for-sale financial assets
Government and government funded institutions		8,483,273	42.99
Banking and Insurance		8,189,563	41.50
Others		3,061,695	15.51

		19,734,531	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,732,519	82.21
Banking and Insurance		1,463,937	11.21
Others		858,702	6.58

		13,055,158	100.00

	￦	40,989,355

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by country, as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Amount		%
Financial assets held for trading
Korea	￦	5,051,858	100.00

		5,051,858	100.00

Financial assets designated at fair value through profit or loss
Korea		192,607	100.00

		192,607	100.00

Derivative financial assets
Korea		638,817	31.55
United States		366,827	18.12
Others		1,019,140	50.33

		2,024,784	100.00

Available-for-sale financial assets
Korea		21,657,311	99.19
United States		176,394	0.81
Others		837	0.00

		21,834,542	100.00

Held-to-maturity financial assets
Korea		12,255,805	100.00
United States		1	0.00

		12,255,806	100.00

	￦	41,359,597

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2011
	Amount		%
Financial assets held for trading
Korea	￦	5,176,524	100.00

		5,176,524	100.00

Financial assets designated at fair value through profit or loss
Korea		574,687	100.00

		574,687	100.00

Derivative financial assets
Korea		1,436,182	58.66
United States		275,429	11.25
Others		736,844	30.09

		2,448,455	100.00

Available-for-sale financial assets
Korea		19,552,797	99.08
United States		180,832	0.92
Others		902	0.00

		19,734,531	100.00

Held-to-maturity financial assets
Korea		13,055,000	100.00
United States		158	0.00

		13,055,158	100.00

	￦	40,989,355

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading are in the banking and insurance industries and have high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off- balance items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off- balance items are measured, managed and reported to the Risk Management Council and Risk Management Committee on a regular basis.

As the main subsidiary, Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,926,911	￦	586,856	￦	75,523	￦	189,026	￦	—	￦	136,584	￦	6,914,900
Financial assets held for trading[2]		5,947,104		—		—		—		—		—		5,947,104
Financial assets designated at fair value through profit or loss[2]		352,090		—		—		—		—		—		352,090
Derivatives held for trading[2]		1,841,273		—		—		—		—		—		1,841,273
Derivatives held for fair value hedging[3]		—		6,645		929		18,600		125,511		163,808		315,493
Loans		180,872		22,270,266		24,804,731		76,117,318		57,614,670		78,036,743		259,024,600
Available-for-sale financial assets[4]		1,399,487		1,144,817		1,657,583		4,867,026		13,522,904		3,246,902		25,838,719
Held-to-maturity financial assets		—		142,902		362,905		2,525,112		8,753,186		2,192,044		13,976,149
Other financial assets		34,472		5,522,930		14,050		1,561,002		5,843		1,853		7,140,150

	￦	15,682,209	￦	29,674,416	￦	26,915,721	￦	85,278,084	￦	80,022,114	￦	83,777,934	￦	321,350,478

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Financial liabilities
Financial liabilities held for trading[2]	￦	1,381,997	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,381,997
Financial liabilities designated at fair value through profit or loss[2]		469,138		—		—		—		—		—		469,138
Derivatives held for trading[2]		1,868,287		—		—		—		—		—		1,868,287
Derivatives held for fair value hedging[3]		—		26,041		3		(1,456)		189,613		2,396		216,597
Deposits[5]		66,973,382		16,388,693		29,403,451		79,020,220		7,634,188		697,398		200,117,332
Debts		273,586		3,854,683		2,854,083		5,675,606		2,879,533		662,557		16,200,048
Debentures		24,659		1,283,340		1,028,400		3,576,694		18,202,836		4,020,164		28,136,093
Other financial liabilities		12,878		7,069,299		8,624		75,325		272,830		22,041		7,460,997

	￦	71,003,927	￦	28,622,056	￦	33,294,561	￦	88,346,389	￦	29,179,000	￦	5,404,556	￦	255,850,489

Off- balance items
Commitments[6]	￦	93,193,481	￦	—	￦	—	￦	—	￦	—	￦	—	￦	93,193,481
Financial guarantee contracts[7]		1,610,269		—		—		—		—		—		1,610,269

	￦	94,803,750	￦	—	￦	—	￦	—	￦	—	￦	—	￦	94,803,750

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2011
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	4,453,019	￦	303,624	￦	76,508	￦	89,831	￦	4	￦	119,097	￦	5,042,083
Financial assets held for trading[2]		5,617,257		—		—		—		—		—		5,617,257
Financial assets designated at fair value through profit or loss[2]		708,847		—		—		—		—		—		708,847
Derivatives held for trading[2]		2,220,314		—		—		—		—		—		2,220,314
Derivatives held for fair value hedging[3]		—		9,502		(4,709)		28,399		148,990		346,779		528,961
Loans		97,595		22,337,365		27,042,768		76,893,033		56,899,525		79,060,029		262,330,315
Available-for-sale financial assets[4]		2,240,727		1,408,252		2,604,981		4,785,474		10,153,262		4,012,911		25,205,607
Held-to-maturity financial assets		—		198,914		611,115		2,227,089		9,397,778		2,854,547		15,289,443
Other financial assets		16,079		3,933,496		2,253		1,569,281		14,548		11,487		5,547,144

	￦	15,353,838	￦	28,191,153	￦	30,332,916	￦	85,593,107	￦	76,614,107	￦	86,404,850	￦	322,489,971

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Financial liabilities
Financial liabilities held for trading[2]	￦	550,873	￦	—	￦	—	￦	—	￦	—	￦	—	￦	550,873
Financial liabilities designated at fair value through profit or loss[2]		837,206		—		—		—		—		—		837,206
Derivatives held for trading[2]		1,905,343		—		—		—		—		—		1,905,343
Derivatives held for fair value hedging[3]		—		(378)		28,613		(1,427)		129,600		6,744		163,152
Deposits[5]		62,496,734		19,301,815		27,509,188		77,736,839		8,954,242		509,831		196,508,649
Debts		365,944		2,433,558		3,377,097		7,222,927		3,278,067		605,826		17,283,419
Debentures		24,260		4,098,529		1,516,938		6,220,672		15,047,649		4,737,050		31,645,098
Other financial liabilities		—		5,488,548		20,474		24,245		187,882		122,718		5,843,867

	￦	66,180,360	￦	31,322,072	￦	32,452,310	￦	91,203,256	￦	27,597,440	￦	5,982,169	￦	254,737,607

Off- balance items
Commitments[6]	￦	91,743,942	￦	—	￦	—	￦	—	￦	—	￦	—	￦	91,743,942
Financial guarantee contracts[7]		945,167		—		—		—		—		—		945,167

	￦	92,689,109	￦	—	￦	—	￦	—	￦	—	￦	—	￦	92,689,109

[1]	The amounts of ￦ 3,646,611 million and ￦ 4,177,347 million which are restricted amounts due from the financial institutions as of December 31, 2012 and 2011, respectively, are excluded.
[2]

Financial instruments held for trading, financial instruments designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category.

[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]

Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category because most of them are available for sale at anytime. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to be lifted.

[5]	Deposits that are contractually repayable on demand or on short notice are classified as ‘On demand’ category.
[6]	Commitments are included in the ‘On demand’ category because payments can be required upon request.
[7]	The financial guarantee contracts are included in the ‘On demand’ category because payments can be required upon request.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The contractual cash flows of derivatives held for cash flow hedging as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	￦	3,321	￦	4,931	￦	23,486	￦	357,927	￦	—	￦	389,665
To be paid		(3,864)		(6,277)		(29,702)		(366,291)		—		(406,134)

(In millions of Korean won)	2011
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	￦	1,139	￦	2,864	￦	11,690	￦	371,807	￦	—	￦	387,500
To be paid		(1,446)		(3,380)		(14,160)		(354,042)		—		(373,028)

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, and other risks are stock price risks and currency risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary in the Group.

Market risk management group

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

As the main subsidiary, Kookmin Bank establishes market risk management policy, sets position limits, loss limits and VAR limits of each business group and approves newly developed derivative instruments, through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee which is chaired by a Chief Risk Officer (CRO). The Market Risk Management Committee sets VaR limits, position limits, loss limits, scenario loss limits and sensitivity limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines operational standards of interest and commission, revises Asset Liability Management (ALM) risk management guidelines, interest rate and commission guidelines and monitors establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimated reflecting the annual work plan. The financial management department and risk management department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks such as interest rate gap, duration gap and sensitivity are reported to the ALCO on a monthly basis and to the Risk Management Council on a quarterly basis. The responsibility for ALM control is delegated to the Risk Management Department to ensure adequacy of interest rate and liquidity risk management. The Risk Management Department monitors and reviews risk management procedures and tasks conducted by the Financial Management Department, and reports related information to management independently.

4.4.2 Trading Position

Definition of a trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and basic requirements are as follows:

—	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

—	The criteria for classification as a trading position are clearly defined in the Trading Policy and Guideline, and separately managed by the trading department.

—	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

—	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

—	The trading position is reported periodically to management for the purpose of the Group’s risk management.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

VaR (Value at Risk)

i. VaR (Value at Risk)

The Group uses the value-at-risk methodology to measure the market risk of trading positions. There have been changes in market risk measurement technique during the year ended December 31, 2012, and the detailed descriptions are below.

Previous method:

The Group used a daily VaR measure, which is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. The Group calculated VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 550 business days and measured VaR at a 99% single tail confidence level.

Current method:

The Group now uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered as a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results. However, the KB Investment & Securities Co., Ltd. calculates ten-day VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 250 business days and measures VaR at a 99% single tail confidence level.

These changes in market risk measurement technique are intended to reflect the volatilities of the market more accurately. The current method immediately reflects the scenario of a day when the financial market shows dramatic moves, and the market risk of financial instruments with complex risk attributes can be measured more appropriately than under the previous methodology.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the consolidated financial statements in adoption of K-IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the market risk model. In back-testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group mainly uses an historical scenario tool and also uses a hypothetical scenario tool for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by subsidiary as of December 31, 2012, and one-day holding period by subsidiary as of December 31, 2011, are as follows:

Kookmin Bank

	2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending
Interest rate risk	￦	12,052	￦	4,742	￦	18,589	￦	4,747
Stock price risk		2,847		331		5,585		4,309
Foreign exchange rate risk		26,565		9,590		39,185		11,201
Deduction of diversification effect		—		—		—		(12,217)

Total VaR	￦	18,337	￦	6,902	￦	27,542	￦	8,040

[1]	The average, minimum and maximum amounts are based on the data from the beginning of May to the end of December.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	2,537	￦	1,430	￦	4,019	￦	1,866
Stock price risk		725		86		2,569		1,161
Foreign exchange rate risk		6,464		4,187		12,610		4,882
Deduction of diversification effect		—		—		—		(3,141)

Total VaR	￦	6,206	￦	4,000	￦	11,992	￦	4,768

KB Investment & Securities Co., Ltd.

	2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending
Interest rate risk	￦	1,805	￦	572	￦	5,054	￦	3,532
Stock price risk		2,350		486		8,683		658
Foreign exchange rate risk		309		18		1,329		224
Deduction of diversification effect		—		—		—		(763)

Total VaR	￦	3,119	￦	724	￦	8,752	￦	3,651

[1]	The average, minimum and maximum amounts are based on the ten day VaR data from the beginning of April to the end of December.

	2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	410	￦	131	￦	1,046	￦	413
Stock price risk		659		350		1,643		444
Foreign exchange rate risk		161		15		586		57
Deduction of diversification effect		—		—		—		(329)

Total VaR	￦	819	￦	381	￦	1,885	￦	585

KB Life Insurance Co., Ltd.

	2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending
Interest rate risk	￦	111	￦	58	￦	152	￦	127
Deduction of diversification effect		—		—		—		—

Total VaR	￦	111	￦	58	￦	152	￦	127

[1]	The average, minimum and maximum amounts are based on the data from the beginning of April to the end of December.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	23	￦	10	￦	53	￦	12
Deduction of diversification effect		—		—		—		—

Total VaR	￦	23	￦	10	￦	53	￦	12

KB Investment Co., Ltd.

	2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending
Foreign exchange rate risk	￦	63	￦	39	￦	92	￦	41
Deduction of diversification effect		—		—		—		—

Total VaR	￦	63	￦	39	￦	92	￦	41

[1]	The average, minimum and maximum amounts are based on the data from the beginning of April to the end of December.

	2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Foreign exchange rate risk	￦	31	￦	26	￦	52	￦	28
Deduction of diversification effect		—		—		—		—

Total VaR	￦	31	￦	26	￦	52	￦	28

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of December 31, 2012 and 2011, is as follows:

Kookmin Bank

(In millions of Korean won)	2012		2011
Interest rate risk	￦	578	￦	23,602
Stock price risk		4,567		21,279
Foreign exchange rate risk		9,081		9,561

	￦	14,226	￦	54,442

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

KB Investment & Securities Co., Ltd.

(In millions of Korean won)	2012		2011
Interest rate risk	￦	4,607	￦	3,911
Stock price risk		3,224		10,212

	￦	7,831	￦	14,123

KB Life Insurance Co., Ltd.

(In millions of Korean won)	2012		2011
Stock price risk	￦	13	￦	—

	￦	13	￦	—

KB Investment Co., Ltd.

(In millions of Korean won)	2012		2011
Stock price risk	￦	1,385	￦	—

	￦	1,385	￦	—

As of December 31, 2011, the standardized method was used to measure trading positions’ interest rate, stock price and foreign exchange rate risk of private equity funds which are in the scope of subsidiaries. Those positions’ market risks have been included in VaR during the year ended December 31, 2012.

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Kazakhstan Tenge, and the remainder in Japanese Yen or Euro. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.3 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate change periods between interest sensitive assets and liabilities. The Group measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currencies including derivative financial instruments held for hedging. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won. Most foreign currency assets and liabilities are denominated in US Dollars and the remainder in Japanese Yen or Euro.

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect asset values against interest rate fluctuations. The Group manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measuring interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on the interest rates repricing dates for interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities in each maturity bucket. The Group conducts interest gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no contractual maturity for a particular instrument, then a maturity date is set according to internal liquidity risk management guidelines.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The results of the interest rate gap analysis by subsidiary as of December 31, 2012 and 2011, are as follows:

Kookmin Bank

(In millions of Korean won)	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	91,875,926	￦	50,777,686	￦	36,985,241	￦	23,433,532	￦	16,552,365	￦	219,624,750
Interest-bearing liabilities in Korean won		89,554,290		35,360,899		49,687,125		22,185,102		15,961,551		212,748,967

Gap	￦	2,321,636	￦	15,416,787	￦	(12,701,884)	￦	1,248,430	￦	590,814	￦	6,875,783

Accumulated gap		2,321,636		17,738,423		5,036,539		6,284,969		6,875,783

Percentage (%)		1.06		8.08		2.29		2.86		3.13
Interest-bearing assets in foreign currencies	￦	10,105,090	￦	2,090,551	￦	718,802	￦	641,281	￦	121,700	￦	13,677,424
Interest-bearing liabilities in foreign currencies		8,218,370		3,533,356		1,964,078		513,647		117,821		14,347,272

Gap	￦	1,886,720	￦	(1,442,805)	￦	(1,245,276)	￦	127,634	￦	3,879	￦	(669,848)

Accumulated gap		1,886,720		443,915		(801,361)		(673,727)		(669,848)

Percentage (%)		13.79		3.25		(5.86)		(4.93)		(4.90)

(In millions of Korean won)	2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	109,769,309	￦	53,264,820	￦	26,293,288	￦	16,619,523	￦	9,309,082	￦	215,256,022
Interest-bearing liabilities in Korean won		91,469,293		30,487,095		54,100,542		20,867,820		13,169,891		210,094,641

Gap	￦	18,300,016	￦	22,777,725	￦	(27,807,254)	￦	(4,248,297)	￦	(3,860,809)	￦	5,161,381

Accumulated gap		18,300,016		41,077,741		13,270,487		9,022,190		5,161,381

Percentage (%)		8.50		19.08		6.16		4.19		2.40
Interest-bearing assets in foreign currencies	￦	13,009,331	￦	2,081,836	￦	1,015,797	￦	899,201	￦	139,646	￦	17,145,811
Interest-bearing liabilities in foreign currencies		11,246,216		3,871,630		2,151,126		205,522		46,132		17,520,626

Gap	￦	1,763,115	￦	(1,789,794)	￦	(1,135,329)	￦	693,679	￦	93,514	￦	(374,815)

Accumulated gap		1,763,115		(26,679)		(1,162,008)		(468,329)		(374,815)

Percentage (%)		10.28		(0.16)		(6.78)		(2.73)		(2.19)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

KB Kookmin Card Co., Ltd.

(In millions of Korean won)	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	2,743,651	￦	802,981	￦	1,100,429	￦	8,453,580	￦	9,765	￦	13,110,406
Interest-bearing liabilities in Korean won		1,370,000		260,000		1,310,000		3,921,800		2,221,000		9,082,800

Gap	￦	1,373,651	￦	542,981	￦	(209,571)	￦	4,531,780	￦	(2,211,235)	￦	4,027,606

Accumulated gap		1,373,651		1,916,632		1,707,061		6,238,841		4,027,606

Percentage (%)		10.48		14.62		13.02		47.59		30.72

(In millions of Korean won)	2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	3,057,388	￦	683,327	￦	884,063	￦	8,288,959	￦	7,125	￦	12,920,862
Interest-bearing liabilities in Korean won		1,811,500		860,000		2,530,000		3,052,800		1,170,000		9,424,300

Gap	￦	1,245,888	￦	(176,673)	￦	(1,645,937)	￦	5,236,159	￦	(1,162,875)	￦	3,496,562

Accumulated gap		1,245,888		1,069,215		(576,722)		4,659,437		3,496,562

Percentage (%)		9.64		8.28		(4.46)		36.06		27.06

KB Investment & Securities Co., Ltd.
(In millions of Korean won)	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	342,543	￦	75,000	￦	66,032	￦	100,000	￦	2,291	￦	585,866
Interest-bearing liabilities in Korean won		339,444		30,000		100,000		—		—		469,444

Gap	￦	3,099	￦	45,000	￦	(33,968)	￦	100,000	￦	2,291	￦	116,422

Accumulated gap		3,099		48,099		14,131		114,131		116,422

Percentage (%)		0.53		8.21		2.41		19.48		19.87
Interest-bearing assets in foreign currencies	￦	2,263	￦	—	￦	—	￦	—	￦	—	￦	2,263
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	2,263	￦	—	￦	—	￦	—	￦	—	￦	2,263

Accumulated gap		2,263		2,263		2,263		2,263		2,263

Percentage (%)		100.00		100.00		100.00		100.00		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	599,877	￦	103,522	￦	108,031	￦	10,002	￦	2,517	￦	823,949
Interest-bearing liabilities in Korean won		482,001		70,000		—		49,470		—		601,471

Gap	￦	117,876	￦	33,522	￦	108,031	￦	(39,468)	￦	2,517	￦	222,478

Accumulated gap		117,876		151,398		259,429		219,961		222,478

Percentage (%)		14.31		18.37		31.49		26.70		27.00
Interest-bearing assets in foreign currencies	￦	2,068	￦	—	￦	—	￦	—	￦	—	￦	2,068
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	2,068	￦	—	￦	—	￦	—	￦	—	￦	2,068

Accumulated gap		2,068		2,068		2,068		2,068		2,068

Percentage (%)		100.00		100.00		100.00		100.00		100.00

KB Life Insurance Co., Ltd.
(In millions of Korean won)	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	133,084	￦	100,088	￦	640,829	￦	1,106,126	￦	2,482,444	￦	4,462,571
Interest-bearing liabilities in Korean won		24,616		67,092		4,131,620		20,525		531,472		4,775,325

Gap	￦	108,468	￦	32,996	￦	(3,490,791)	￦	1,085,601	￦	1,950,972	￦	(312,754)

Accumulated gap		108,468		141,464		(3,349,327)		(2,263,726)		(312,754)

Percentage (%)		2.43		3.17		(75.05)		(50.73)		(7.01)

(In millions of Korean won)	2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	228,597	￦	137,620	￦	386,143	￦	820,641	￦	1,917,627	￦	3,490,628
Interest-bearing liabilities in Korean won		60,048		45,817		2,853,620		29,087		541,782		3,530,354

Gap	￦	168,549	￦	91,803	￦	(2,467,477)	￦	791,554	￦	1,375,845	￦	(39,726)

Accumulated gap		168,549		260,352		(2,207,125)		(1,415,571)		(39,726)

Percentage (%)		4.83		7.46		(63.23)		(40.55)		(1.14)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

KB Savings Bank Co., Ltd.

(In millions of Korean won)	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	251,570	￦	81,607	￦	90,543	￦	42,725	￦	180,729	￦	647,174
Interest-bearing liabilities in Korean won		90,061		96,665		280,717		26,750		2,788		496,981

Gap	￦	161,509	￦	(15,058)	￦	(190,174)	￦	15,975	￦	177,941	￦	150,193

Accumulated gap		161,509		146,451		(43,723)		(27,748)		150,193

Percentage (%)		24.96		22.63		(6.76)		(4.29)		23.21

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.94% confidence level. The measurement results of risk as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Kookmin Bank	￦	179,310	￦	847,865
KB Kookmin Card Co., Ltd.		41,867		124,681
KB Investment & Securities Co., Ltd.		5,525		8,213
KB Life Insurance Co., Ltd.		156,474		127,328
KB Savings Bank Co., Ltd.		2,224		—

During the year ended December 31, 2012, the Group changed its method of calculating the interest rate impact from a simulation method which applied probable interest rate scenarios to an historical simulation method which uses historical interest rate data. These changes are for a more sophisticated interest rate risk measurement, considering the practical scenarios, the model appropriateness, practical application as well as easy comprehension.

4.4.4 Financial instruments in foreign currencies

Financial instruments in foreign currencies as of December 31, 2012 and 2011, are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2012
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	￦	868,238	￦	162,793	￦	89,429	￦	13,544	￦	20,625	￦	82,967	￦	1,237,596
Derivatives held for trading		106,215		150		1,267		—		—		—		107,632
Derivatives held for hedging		21,794		—		—		—		—		—		21,794
Loans		9,185,177		2,185,242		528,812		139,134		883		169,483		12,208,731
Available-for-sale financial assets		805,335		21,313		17,315		1,109		—		1,504		846,576
Held-to-maturity financial assets		1		—		—		—		—		—		1
Other financial assets		542,200		51,020		100,883		1,388		—		109,452		804,943

	￦	11,528,960	￦	2,420,518	￦	737,706	￦	155,175	￦	21,508	￦	363,406	￦	15,227,273

Financial liabilities
Derivatives held for trading	￦	180,324	￦	177	￦	1,753	￦	—	￦	—	￦	—	￦	182,254
Deposits		3,767,148		611,386		210,837		17,243		2,793		290,124		4,899,531
Debts		5,034,710		1,765,338		513,294		32,745		48		189,897		7,536,032
Debentures		2,006,660		550,037		249,668		—		—		355,382		3,161,747
Other financial liabilities		1,195,579		59,932		26,234		109,670		39		30,135		1,421,589

	￦	12,184,421	￦	2,986,870	￦	1,001,786	￦	159,658	￦	2,880	￦	865,538	￦	17,201,153

Off-balance items	￦	15,948,842	￦	4,537	￦	5,566	￦	4,760	￦	—	￦	7,980	￦	15,971,685

(In millions of Korean won)	2011
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	￦	600,886	￦	112,395	￦	73,159	￦	12,571	￦	25,088	￦	72,379	￦	896,478
Derivatives held for trading		89,851		—		1,027		—		—		—		90,878
Derivatives held for hedging		37,669		—		—		—		—		—		37,669
Loans		11,129,173		2,589,314		753,075		46,149		215		220,212		14,738,138
Available-for-sale financial assets		1,101,434		59,900		18,546		782		—		1,595		1,182,257
Held-to-maturity financial assets		158		—		—		—		—		—		158
Other financial assets		1,178,711		227,508		147,019		3,732		—		105,358		1,662,328

	￦	14,137,882	￦	2,989,117	￦	992,826	￦	63,234	￦	25,303	￦	399,544	￦	18,607,906

Financial liabilities
Derivatives held for trading	￦	221,135	￦	—	￦	1,695	￦	—	￦	—	￦	—	￦	222,830
Derivatives held for hedging		34		—		—		—		—		—		34
Deposits		3,318,285		598,055		164,087		11,959		231		256,987		4,349,604
Debts		6,554,932		1,987,560		839,649		4,261		217		236,713		9,623,332
Debentures		2,728,700		816,320		335,169		—		—		68,843		3,949,032
Other financial liabilities		866,202		132,752		22,765		50,604		18		27,360		1,099,701

	￦	13,689,288	￦	3,534,687	￦	1,363,365	￦	66,824	￦	466	￦	589,903	￦	19,244,533

Off-balance items	￦	17,462,188	￦	123,039	￦	195,591	￦	5,438	￦	62	￦	69,450	￦	17,855,768

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

4.6. Capital Adequacy

The Group assesses its adequacy of capital by using the Internal Rating Based Approach (the ‘IRBA’). The assessment is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under the target credit rate set by the Group). The Group monitors the soundness of finance and provides a risk adjusted basis for performance review.

Economic Capital is the necessary capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors economic capital by risk type and subsidiaries.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated economic capital. The Risk Management Department of the Group monitors the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion.

The Group is a financial holding company under the Financial Holding Companies Act. It must maintain a consolidated BIS ratio above 8% based on Basel I in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of the Group’s consolidated BIS ratio as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Equity Capital:	￦	26,907,004	￦	25,062,681
Tier I Capital		20,595,885		19,495,671
Tier II Capital		6,311,119		5,567,010
Risk-weighted assets:		193,510,143		192,812,547
Credit risk		187,465,230		187,851,397
Market risk		6,044,913		4,961,150
Capital adequacy ratio (%):		13.90		13.00
Tier I Capital (%)		10.64		10.11
Tier II Capital (%)		3.26		2.89

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into the following business segments. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

Banking business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

	Other Banking services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Credit Card business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Investment & Securities business		The activities within this segment include investment banking and brokerage services and other supporting activities.

Life Insurance business		The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Financial information by business segment for the year ended December 31, 2012, follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	￦	1,952,464	￦	3,041,135	￦	1,315,417	￦	6,309,016	￦	1,286,719	￦	152,461	￦	131,299	￦	24,992	￦	—	￦	7,904,487
Segment operating revenues(expenses)		2,289		(70,422)		280,343		212,210		(238,094)		5,968		(62,886)		163,555		(80,753)		—

	￦	1,954,753	￦	2,970,713	￦	1,595,760	￦	6,521,226	￦	1,048,625	￦	158,429	￦	68,413	￦	188,547	￦	(80,753)	￦	7,904,487

Net interest income		2,593,646		2,524,163		777,589		5,895,398		974,419		18,950		192,011		38,282		(3,147)		7,115,913
Interest income		5,190,403		5,681,723		1,606,306		12,478,432		1,387,987		38,222		191,907		85,407		(26,130)		14,155,825
Interest expense		(2,596,757)		(3,157,560)		(828,717)		(6,583,034)		(413,568)		(19,272)		104		(47,125)		22,983		(7,039,912)
Net fee and commission income		232,981		696,311		344,704		1,273,996		157,788		85,454		211		102,407		(27,215)		1,592,641
Fee and commission income		274,794		760,802		422,104		1,457,700		1,427,271		96,247		211		115,905		(318,666)		2,778,668
Fee and commission expense		(41,813)		(64,491)		(77,400)		(183,704)		(1,269,483)		(10,793)		—		(13,498)		291,451		(1,186,027)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		(501)		(15,102)		612,349		596,746		—		39,137		7,703		7,610		7		651,203
Net other operating income(loss)		(871,373)		(234,659)		(138,882)		(1,244,914)		(83,582)		14,888		(131,512)		40,248		(50,398)		(1,455,270)
General and administrative expenses		(792,533)		(1,672,741)		(840,440)		(3,305,714)		(347,119)		(128,091)		(45,214)		(134,865)		75,718		(3,885,285)
Operating profit before provision for credit losses		1,162,220		1,297,972		755,320		3,215,512		701,506		30,338		23,199		53,682		(5,035)		4,019,202
Provision(reversal) for credit losses		(852,964)		(392,354)		(49,396)		(1,294,714)		(314,844)		(3,624)		(479)		5,841		16		(1,607,804)
Net operating profit		309,256		905,618		705,924		1,920,798		386,662		26,714		22,720		59,523		(5,019)		2,411,398
Share of profit(loss) of associates		—		—		(5,712)		(5,712)		—		176		—		1,386		(9,386)		(13,536)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Net other non-operating revenue (expense)	5,522	—	(69,768)	(64,246)	(4,334)	(2,889)	(856)	(62,307)	(1,902)	(136,534)
Segment profits(loss) before income tax	314,778	905,618	630,444	1,850,840	382,328	24,001	21,864	(1,398)	(16,307)	2,261,328
Income tax expense	(76,854)	(219,173)	(138,671)	(434,698)	(90,736)	(6,349)	(5,258)	(14,384)	2,085	(549,340)
Profit(loss) for the year	237,924	686,445	491,773	1,416,142	291,592	17,652	16,606	(15,782)	(14,222)	1,711,988
Profit(loss) attributable to Shareholders of the parent company	237,924	686,445	491,404	1,415,773	291,592	17,652	16,606	(15,782)	(22,928)	1,702,913
Profit attributable to Non-controlling interests	—	—	369	369	—	—	—	—	8,706	9,075
Total assets[1]	93,143,686	100,591,642	64,013,369	257,748,697	14,046,174	3,353,745	5,987,928	19,987,537	(19,117,503)	282,006,578
Total liabilities[1]	84,489,905	115,521,270	37,779,967	237,791,142	10,966,541	2,808,001	5,594,727	1,288,348	(1,146,221)	257,302,538

[1]	Amount before intra-group transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Financial information by business segment for the year ended December 31, 20112, follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	￦	2,287,249	￦	3,266,610	￦	1,634,596	￦	7,188,455	￦	1,401,669	￦	162,835	￦	114,616	￦	(24,455)	￦	—	￦	8,843,120
Segment operating revenues(expenses)		(42,943)		(54,409)		219,044		121,692		(276,340)		(2,323)		(47,350)		187,416		16,905		—

	￦	2,244,306	￦	3,212,201	￦	1,853,640	￦	7,310,147	￦	1,125,329	￦	160,512	￦	67,266	￦	162,961	￦	16,905	￦	8,843,120

Net interest income		2,559,260		2,779,467		674,268		6,012,995		901,487		13,256		161,717		17,220		(2,163)		7,104,512
Interest income		5,107,821		5,723,486		1,528,099		12,359,406		1,381,384		42,221		161,793		65,679		(54,226)		13,956,257
Interest expense		(2,548,561)		(2,944,019)		(853,831)		(6,346,411)		(479,897)		(28,965)		(76)		(48,459)		52,063		(6,851,745)
Net fee and commission income		242,581		634,916		503,186		1,380,683		241,571		83,130		45		96,071		(6,750)		1,794,750
Fee and commission income		277,579		736,098		545,509		1,559,186		1,351,103		99,803		45		109,296		(289,679)		2,829,754
Fee and commission expense		(34,998)		(101,182)		(42,323)		(178,503)		(1,109,532)		(16,673)		—		(13,225)		282,929		(1,035,004)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		(2,205)		(1,832)		993,680		989,643		—		50,209		68		(4,050)		(3)		1,035,867
Net other operating income(loss)		(555,330)		(200,350)		(317,494)		(1,073,174)		(17,729)		13,917		(94,564)		53,720		25,821		(1,092,009)
General and administrative expenses		(728,735)		(1,757,907)		(886,055)		(3,372,697)		(345,765)		(117,925)		(41,556)		(114,568)		60,703		(3,931,808)
Operating profit before provision for credit losses		1,515,571		1,454,294		967,585		3,937,450		779,564		42,587		25,710		48,393		77,608		4,911,312
Provision(reversal) for credit losses		(1,006,656)		(302,261)		17,384		(1,291,533)		(206,566)		(5,919)		(1,241)		(7,765)		46		(1,512,978)
Net operating profit		508,915		1,152,033		984,969		2,645,917		572,998		36,668		24,469		40,628		77,654		3,398,334
Share of profit of associates		—		—		1,352		1,352		—		242		—		2,436		933		4,963

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Net other non-operating revenue (expense)	114,011	32,782	(192,701)	(45,908)	(1,748)	(2,579)	(614)	(85,139)	(6,503)	(142,491)
Segment profits(loss) before income tax	622,926	1,184,815	793,620	2,601,361	571,250	34,331	23,855	(42,075)	72,084	3,260,806
Income tax expense	(158,322)	(275,747)	(240,690)	(674,759)	(130,177)	(8,367)	(5,283)	(2,248)	(11,400)	(832,234)
Profit(loss) for the year	464,604	909,068	552,930	1,926,602	441,073	25,964	18,572	(44,323)	60,684	2,428,572
Profit(loss) attributable to Shareholders of the parent company	464,604	909,068	551,588	1,925,260	441,073	25,964	18,572	(44,323)	6,480	2,373,026
Profit attributable to Non-controlling interests	—	—	1,342	1,342	—	—	—	—	54,204	55,546
Total assets[1]	92,399,053	102,545,488	61,567,719	256,512,260	13,349,351	3,336,353	4,515,809	19,499,234	(19,612,190)	277,600,817
Total liabilities[1]	87,160,301	112,167,430	38,116,124	237,443,855	10,567,141	2,812,128	4,161,121	1,363,489	(1,846,712)	254,501,022

[1]	Amount before intra-group transaction adjustment.
[2]	Operating revenues by business segment for the year ended December 31, 2011, have been restated due to a change of reportable segments.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Banking service	￦	6,309,016	￦	7,188,455
Credit card service		1,286,719		1,401,669
Investment & securities service		152,461		162,835
Life insurance service		131,299		114,616
Other service		24,992		(24,455)

	￦	7,904,487	￦	8,843,120

5.2.2 Geographical information

Geographical operating revenues from external customers for the years ended December 31, 2012 and 2011, and major non-current assets as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012				2011
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets
Domestic	￦	7,805,562	￦	3,640,701	￦	8,751,005	￦	3,643,750
United States		11,438		35		12,849		145
New Zealand		8,268		35		7,591		60
China		30,800		11,349		25,528		861
Japan		30,810		2,653		31,499		2,103
Argentina		10		—		7		—
Vietnam		1,172		429		65		481
Cambodia		4,151		546		2,929		557
England		12,276		16		11,647		42
Intra-group adjustment		—		57,230		—		58,014

	￦	7,904,487	￦	3,712,994	￦	8,843,120	￦	3,706,013

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

6. Financial Assets and Financial Liabilities

6.1 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost.

Measurement policies for each class of financial assets and liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of December 31, 2012, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	10,568,350	￦	—	￦	—	￦	—	￦	10,568,350
Financial assets at fair value through profit or loss		5,947,104		352,090		—		—		—		—		6,299,194
Derivatives		1,841,273		—		—		—		—		183,511		2,024,784
Loans		—		—		212,716,251		—		—		—		212,716,251
Financial investments		—		—		—		24,641,333		12,255,806		—		36,897,139
Other financial assets		—		—		7,554,156		—		—		—		7,554,156

	￦	7,788,377	￦	352,090	￦	230,838,757	￦	24,641,333	￦	12,255,806	￦	183,511	￦	276,059,874

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)

	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,381,997	￦	469,138	￦	—	￦	—	￦	1,851,135
Derivatives		1,868,287		—		—		200,526		2,068,813
Deposits		—		—		194,403,279		—		194,403,279
Debts		—		—		15,969,522		—		15,969,522
Debentures		—		—		24,131,770		—		24,131,770
Other financial liabilities		—		—		11,591,868		—		11,591,868

	￦	3,250,284	￦	469,138	￦	246,096,439	￦	200,526	￦	250,016,387

The carrying amounts of financial assets and liabilities by category as of December 31, 2011, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	9,178,125	￦	—	￦	—	￦	—	￦	9,178,125
Financial assets at fair value through profit or loss		5,617,257		708,847		—		—		—		—		6,326,104
Derivatives		2,220,314		—		—		—		—		228,141		2,448,455
Loans		—		—		212,107,027		—		—		—		212,107,027
Financial investments		—		—		—		22,377,024		13,055,158		—		35,432,182
Other financial assets		—		—		6,409,905		—		—		—		6,409,905

	￦	7,837,571	￦	708,847	￦	227,695,057	￦	22,377,024	￦	13,055,158	￦	228,141	￦	271,901,798

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)

	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	550,873	￦	837,206	￦	—	￦	—	￦	1,388,079
Derivatives		1,905,343		—		—		154,230		2,059,573
Deposits		—		—		190,337,590		—		190,337,590
Debts		—		—		16,823,838		—		16,823,838
Debentures		—		—		27,069,879		—		27,069,879
Other financial liabilities		—		—		9,962,105		—		9,962,105

	￦	2,456,216	￦	837,206	￦	244,193,412	￦	154,230	￦	247,641,064

6.2 Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including Discounted Cash Flow (DCF) Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate. For those loans with residual maturities of less than three months as of the reporting date and the ones with an interest rate reset period of less than three months, the carrying amount is regarded as representative of fair value.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate. For those deposits with residual maturities of less than three months as of the reporting date and ones with interest rate reset period of less than three months, carrying amount is regarded as representative of fair value.

Debts	Fair value is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate. However, for those debts with residual maturities of less than three months as of the reporting date and ones with an interest rate reset period of less than three months, the carrying amount is regarded as representative of fair value.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Fair values of financial assets and liabilities measured at amortized cost as of December 31, 2012 and 2011, are as follows:

	2012				2011
(In millions of Korean won)	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	10,568,350	￦	10,521,612	￦	9,178,125	￦	9,185,763
Loans		212,716,251		213,730,235		212,107,027		212,858,247
Held-to-maturity financial assets		12,255,806		12,837,009		13,055,158		13,562,430
Other financial assets		7,554,156		7,554,157		6,409,905		6,409,905

	￦	243,094,563	￦	244,643,013	￦	240,750,215	￦	242,016,345

Financial liabilities
Deposits	￦	194,403,279	￦	194,850,278	￦	190,337,590	￦	190,560,759
Debts		15,969,522		15,988,246		16,823,838		16,826,152
Debentures		24,131,770		25,623,606		27,069,879		28,636,722
Other financial liabilities		11,591,868		11,591,962		9,962,105		9,983,449

	￦	246,096,439	￦	248,054,092	￦	244,193,412	￦	246,007,082

Fair value hierarchy

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1. This level includes debt securities, equity instruments and derivatives that have a quoted market price in an active market.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2. This level includes debt securities, certain private equity funds and general over-the-counter derivatives such as swaps, futures and options.

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3. This level includes unlisted equity securities and unlisted private equity funds, complex structured bonds and complex over-the-counter derivatives.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The fair value hierarchy of financial assets and liabilities measured at fair value as of December 31, 2012 and 2011, is as follows:

(In millions of Korean won)	2012
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	2,621,732	￦	2,430,126	￦	—	￦	5,051,858
Equity securities		428,500		426,907		—		855,407
Others		39,839		—		—		39,839
Financial assets designated at fair value through profit or loss
Equity securities		—		159,483		—		159,483
Derivative linked securities		—		14,983		177,624		192,607
Derivatives held for trading		2,839		1,791,649		46,785		1,841,273
Derivatives held for hedging		—		180,746		2,765		183,511
Available-for-sale financial assets[1]
Debt securities		10,351,980		11,300,578		181,984		21,834,542
Equity securities		922,206		78,432		1,806,153		2,806,791

	￦	14,367,096	￦	16,382,904	￦	2,215,311	￦	32,965,311

Financial liabilities
Financial liabilities held for trading	￦	1,381,997	￦	—	￦	—	￦	1,381,997
Financial liabilities designated at fair value through profit or loss		—		—		469,138		469,138
Derivatives held for trading		2,560		1,817,784		47,943		1,868,287
Derivatives held for hedging		—		191,226		9,300		200,526

	￦	1,384,557	￦	2,009,010	￦	526,381	￦	3,919,948

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2011
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	2,829,456	￦	2,347,068	￦	—	￦	5,176,524
Equity securities		265,706		135,576		10,826		412,108
Others		28,625		—		—		28,625
Financial assets designated at fair value through profit or loss
Equity securities		—		134,160		—		134,160
Derivative linked securities		—		—		574,687		574,687
Derivatives held for trading		158,649		2,020,623		41,042		2,220,314
Derivatives held for hedging		—		215,656		12,485		228,141
Available-for-sale financial assets[1]
Debt securities		9,209,662		10,344,037		180,832		19,734,531
Equity securities		1,045,235		446,624		1,150,634		2,642,493

	￦	13,537,333	￦	15,643,744	￦	1,970,506	￦	31,151,583

Financial liabilities
Financial liabilities held for trading	￦	550,873	￦	—	￦	—	￦	550,873
Financial liabilities designated at fair value through profit or loss		—		—		837,206		837,206
Derivatives held for trading		158,261		1,695,235		51,847		1,905,343
Derivatives held for hedging		—		132,135		22,095		154,230

	￦	709,134	￦	1,827,370	￦	911,148	￦	3,447,652

[1]

The amounts of equity securities carried at cost in “level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦ 150,637 million and ￦ 186,564 million as of December 31, 2012 and 2011, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, probabilities and range of estimated cash flows of the unlisted equity securities which are issued by project financing companies cannot be reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

6.3 Level 3 of the fair value hierarchy disclosure

6.3.1 Changes in Level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the year ended December 31, 2012, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	10,826	￦	574,687	￦	1,331,466	￦	(837,206)	￦	(10,805)	￦	(9,610)
Total gains or losses
- Profit or loss		—		120,779		(96,637)		(159,685)		(8,246)		15,935
- Other comprehensive income		—		—		152,877		—		—		—
Purchases		—		129,612		120,547		—		28,163		—
Sales		(10,826)		(647,454)		(70,370)		—		(10,211)		—
Issues		—		—		—		(673,006)		(6,903)		—
Settlements		—		—		—		1,200,759		6,844		(12,860)
Transfers into level 3		—		—		551,755		—		—		—
Transfers out of level 3		—		—		(1,501)		—		—		—

Ending balance	￦	—	￦	177,624	￦	1,988,137	￦	(469,138)	￦	(1,158)	￦	(6,535)

Changes in level 3 of the fair value hierarchy for the year ended December 31, 2011, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	9,807	￦	139	￦	1,523,742	￦	—	￦	(71,453)	￦	(29,410)
Total gains or losses
- Profit or loss		1,019		(51,229)		373,980		57,963		52,463		32,420
- Other comprehensive income		—		—		(140,112)		—		5,749		—
Purchases		—		636,126		136,582		—		14,733		—
Sales		—		(10,349)		(554,022)		—		(46)		—
Issues		—		—		—		(919,411)		(36,214)		—
Settlements		—		—		—		24,242		23,963		(12,620)
Transfers into level 3		—		—		—		—		—		—
Transfers out of level 3		—		—		(8,704)		—		—		—

Ending balance	￦	10,826	￦	574,687	￦	1,331,466	￦	(837,206)	￦	(10,805)	￦	(9,610)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	(47,152)	￦	(80,702)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		(18,063)		(83,976)

(In millions of Korean won)	2011
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	60,227	￦	406,389
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		18,295		(30,100)

Sensitivity analysis of fair value of financial instruments classified as level 3

Sensitivity analysis of financial instruments is performed, to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst level 3 financial instruments subject to sensitivity analysis are interest rate-related derivatives and equity-related derivatives whose fair value changes are recognized in profit and loss as well as unlisted equity securities and private equity funds whose fair value changes are recognized in profit and loss or other comprehensive income and loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

(In millions of Korean won)	Recognition in profit and loss
	Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss	￦	953	￦	(1,888)
Derivative linked securities[1]		953		(1,888)
Derivatives held for trading[2]		8,047		(9,451)
Derivatives held for hedging[2]		197		(202)
Available-for-sale financial assets		405,057		(175,785)
Debt securities[3]		2,773		(2,731)
Equity securities[4]		402,284		(173,054)

	￦	414,254	￦	(187,326)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	13,843	￦	(7,752)
Derivatives held for trading[2]		3,934		(4,321)
Derivatives held for hedging[2]		176		(169)

	￦	17,953	￦	(12,242)

[1]

For financial assets designated at fair value through profit or loss, the changes in fair-value are calculated by shifting principal unobservable input parameters such as stock price fluctuation range of underlying assets by +/- 10%.

[2]

For equity-related derivatives, the changes in fair-value are calculated by shifting principal unobservable input parameters such as correlation between the stock price and volatility by +/- 10%. For interest rate-related derivatives, coefficient of correlation between long-term and short-term interest rates or the volatilities of the underlying assets are shifted by +/- 10% to calculate the fair value changes.

[3]	For debt securities, the changes in fair-value are calculated by shifting principal unobservable input parameters such as discount rate by +/- 1%.
[4]

For equity securities, the changes in fair-value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, or liquidation value (-1~1%) and discount rate. Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real-estates, the changes in fair-value are calculated by shifting correlation between discount rate of cash flows from rent (-1%~1%) and volatilities of real estate selling price(-10%~+10%).

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

6.3.2 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	2012		2011
Balance at the beginning of the year (A)	￦	4,082	￦	2,168
New transactions (B)		23,677		5,878
Amounts recognized in profit or loss during the year (C= a+b)		(19,107)		(3,964)
a. Amortization		(7,091)		(1,314)
b. Settlement		(12,016)		(2,650)

Balance at the end of the year (A+B+C)	￦	8,652	￦	4,082

6.4 Transfer of financial assets

The Group transferred loans and other financial assets to SPEs which were derecognized in their entirety. The maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets is as follows :

(In millions of Korean won)	Type of continuing involvement	Carrying amount of continuing involvement in statement of financial position
KR ABS Ltd. [1]	Senior debt Mezzanine/subordinate debt	￦	21,288 43,143

		￦	64,431

[1]	Recognized net loss from transferring loans to the SPEs amounts to ￦ 22,734 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

7. Due from financial institutions

The details of due from financial institutions as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	2012		2011
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~2.77	￦	3,095,038	￦	3,757,108
	Due from banking institutions	Busan Bank and others	0.00~7.15		552,672		371,225
	Due from others	Samsung Securities Co., Ltd. and others	0.00~3.62		3,177,053		1,888,260

					6,824,763		6,016,593

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00~0.15		385,798		321,689
	Time deposits in foreign currencies	China Guangfa Bank Panjiayuan Branch and others	0.15~5.69		448,349		187,294
	Due from others	Sumitomo Mitsui Banking Corporation and others	—		59,330		30,451

					893,477		539,434

				￦	7,718,240	￦	6,556,027

Due from financial institutions, classified by type of financial institution as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	In Korean won		In foreign currencies		Total
Bank of Korea	￦	3,095,038	￦	120,143	￦	3,215,181
Other banking institutions		552,672		739,100		1,291,772
Other financial institutions		3,177,053		34,234		3,211,287

	￦	6,824,763	￦	893,477	￦	7,718,240

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	In Korean won		In foreign currencies		Total
Bank of Korea	￦	3,757,108	￦	185,050	￦	3,942,158
Other banking institutions		371,225		337,784		709,009
Other financial institutions		1,888,260		16,600		1,904,860

	￦	6,016,593	￦	539,434	￦	6,556,027

Restricted due from financial institutions as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)		Financial Institutions	2012		2011		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	3,095,038	￦	3,757,108	Bank of Korea Act
	Due from Banking institution	Hana Bank and others		248,603		88,827	Agreement for allocation of deposit
	Due from others	The Korea Exchange and others		152,235		69,437	Market entry deposit and others

			￦	3,495,876	￦	3,915,372

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	￦	128,812	￦	189,859	Bank of Korea Act and others
	Time deposit in foreign currencies	Sumitomo Mitsui BKG CO New York and others		6,962		48,810	Bank Act of the State of New York
	Due from others	Ong First Tradition PTE and others		11,063		17,172	Derivatives margin account and others

			￦	146,837	￦	255,841

			￦	3,642,713	￦	4,171,213

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

8. Assets pledged as collaterals

The details of assets pledged as collaterals as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)

		2012
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
Due from financial institutions	Woori Bank and others	￦	89,000	￦	89,000	Borrowings from Bank and others

Financial assets held for trading	Korea Securities Depository and others		321,454		306,194	Bonds sold under repurchase agreements
	Korea Securities Depository and others		1,440,316		1,338,186	Securities lending transactions
	Samsung Futures Inc. and others		80,583		72,801	Derivatives transactions
	Others		18,917		17,945	Others

			1,861,270		1,735,126

Available-for-sale financial assets	Samsung Futures Inc. and others		3,447		3,213	Derivatives transactions
	Others		400		400	Others

			3,847		3,613

Held-to-maturity financial assets	Korea Securities Depository and others		3,602,681		3,602,000	Bonds sold under repurchase agreements
	Bank of Korea		965,072		960,000	Borrowings from Bank of Korea
	Bank of Korea		781,389		776,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		266,113		266,000	Derivatives transactions
	Others		1,249,441		1,220,500	Others

			6,864,696		6,825,300

Mortgage loans	Others		1,058,470		1,054,834	Covered Bond

		￦	9,877,283	￦	9,707,873

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)

		2011
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
Due from financial institutions	Woori Bank and others	￦	57,500	￦	57,500	Borrowings from Bank and others

Financial assets held for trading	Korea Securities Depository and others		183,280		178,171	Bonds sold under repurchase agreements
	Korea Securities Depository and others		647,363		602,299	Securities lending transactions
	Samsung Futures Inc. and others		105,457		95,956	Derivatives transactions
	Others		8,803		8,395	Others

			944,903		884,821

Available-for-sale financial assets	Korea Securities Depository and others		29,393		29,986	Bonds sold under repurchase agreements
	Samsung Futures Inc. and others		5,976		5,766	Derivatives transactions

			35,369		35,752

Held-to-maturity financial assets	Korea Securities Depository and others		1,678,218		1,678,000	Bonds sold under repurchase agreements
	Bank of Korea		1,063,228		1,070,000	Borrowings from Bank of Korea
	Bank of Korea		938,200		934,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		661,666		666,807	Derivatives transactions
	Others		1,224,998		1,200,300	Others

			5,566,310		5,549,907

Mortgage loans	Others		1,287,527		1,282,791	Covered Bond

		￦	7,891,609	￦	7,810,771

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default, as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)

	2012
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	￦	3,609,354	￦	—	￦	3,609,354

	￦	3,609,354	￦	—	￦	3,609,354

(In millions of Korean won)

	2011
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	￦	1,881,523	￦	—	￦	1,881,523

	￦	1,881,523	￦	—	￦	1,881,523

Loaned securities as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)

	2012		2011		Borrower
Government and public bonds	￦	228,912	￦	170,279	Korea Securities Finance Corp., Korea Securities Depository and others
Stocks		43,543		26,766	Korea Securities Depository and others

	￦	272,455	￦	197,045

Securities borrowed as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)

	2012		2011		Borrower
Government and public bonds	￦	31,088	￦	18,422	Korea Securities Finance Corp., Korea Securities Depository and others
Stocks		47,996		52,075	Korea Securities Finance Corp., Korea Securities Depository and others

	￦	79,084	￦	70,497

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

9. Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

—	Interest rate swaps, relating to interest rate risks in Korean won;

—	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

—	Stock price index options linked with the KOSPI index.

In particular, the Group uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values and in cash flows due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

The details of derivative financial instruments for trading as of December 31, 2012, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	1,593,818	￦	—	￦	—
Swaps		145,046,846		839,948		948,697
Options		10,715,347		79,942		78,149

		157,356,011		919,890		1,026,846

Currency
Forwards		17,280,288		264,579		342,576
Futures[1]		602,051		974		7
Swaps		13,487,378		576,857		427,227
Options		334,912		3,215		2,638

		31,704,629		845,625		772,448

Stock and index
Futures[1]		174,997		—		—
Swaps		355,995		18,056		6,879
Options		1,938,069		56,376		60,952

		2,469,061		74,432		67,831

Commodity
Futures[1]		3,856		88		2

		3,856		88		2

Other		60,000		1,238		1,160

	￦	191,593,557	￦	1,841,273	￦	1,868,287

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of derivative financial instruments for trading as of December 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	1,924,542	￦	—	￦	—
Swaps		110,920,785		519,217		653,983
Options		11,997,483		69,952		69,979

		124,842,810		589,169		723,962

Currency
Forwards		31,316,223		916,479		405,570
Futures[1]		212,052		—		125
Swaps		16,341,586		509,085		551,918
Options		348,643		3,151		1,401

		48,218,504		1,428,715		959,014

Stock and index
Futures[1]		85,419		—		—
Swaps		97,942		1,416		6,385
Options		1,049,752		198,295		213,668

		1,233,113		199,711		220,053

Commodity
Futures[1]		3,351		279		—

		3,351		279		—

Other		60,000		2,440		2,314

	￦	174,357,778	￦	2,220,314	￦	1,905,343

[1]	A gain or loss from daily marking to market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of December 31, 2012, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,921,251	￦	180,719	￦	6,642
Currency
Swaps		1,071,100		—		183,929
Other		140,000		2,348		2,658

	￦	3,132,351	￦	183,067	￦	193,229

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of derivatives designated as fair value hedging instruments as of December 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	4,343,294	￦	206,560	￦	12,564
Currency
Swaps		1,153,300		—		127,780
Other		190,000		—		12,800

	￦	5,686,594	￦	206,560	￦	153,144

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Gains(losses) on hedging instruments	￦	(14,654)	￦	108,507
Gains(losses) on the hedged item attributable to the hedged risk		37,641		(84,914)

	￦	22,987	￦	23,593

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of December 31, 2012, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,065,000	￦	444	￦	7,013
Currency
Swaps		321,330		—		284

	￦	1,386,330	￦	444	￦	7,297

The details of derivatives designated as cash flow hedging instruments as of December 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	350,000	￦	—	￦	1,086
Currency
Swaps		345,990		21,581		—

	￦	695,990	￦	21,581	￦	1,086

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Gains(losses) on hedging instruments	￦	(27,006)	￦	21,631
Gains(losses) on the hedged item attributable to the hedged risk		(26,838)		21,631

Ineffectiveness recognized in profit or loss	￦	(168)	￦	—

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Amount recognized in other comprehensive income	￦	(26,838)	￦	21,631
Amount reclassified from equity to profit or loss		25,000		(23,193)
Tax effect		1,025		241

	￦	(813)	￦	(1,321)

10. Loans

Loans as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Loans	￦	215,558,351	￦	215,155,061
Deferred loan origination fees and costs		426,336		399,871
Less: Allowances for loan losses		(3,268,436)		(3,447,905)

Carrying amount	￦	212,716,251	￦	212,107,027

Loans to banks as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Loans	￦	4,397,742	￦	3,987,658
Less: Allowances for loan losses		(9)		(334)

Carrying amount	￦	4,397,733	￦	3,987,324

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Loans to customers other than banks as of December 31, 2012 and 2011, consist of:

	2012
(In millions of Korean won)	Retail		Corporate		Credit card		Total
Loans in Korean won	￦	102,066,790	￦	82,892,571	￦	—	￦	184,959,361
Loans in foreign currencies		71,974		3,466,302		—		3,538,276
Domestic import usance bills		—		3,595,143		—		3,595,143
Off-shore funding loans		—		753,885		—		753,885
Call loans		—		1,193,334		—		1,193,334
Bills bought in Korean won		—		30,343		—		30,343
Bills bought in foreign currencies		—		2,522,110		—		2,522,110
Guarantee payments under payment guarantee		—		45,154		—		45,154
Credit card receivables in Korean won		—		—		11,871,313		11,871,313
Credit card receivables in foreign currencies		—		—		2,538		2,538
Bonds purchased under repurchase agreements		—		1,251,000		—		1,251,000
Privately placed bonds		—		603,667		—		603,667
Factored receivables		1,198,105		22,716		—		1,220,821

		103,336,869		96,376,225		11,873,851		211,586,945
Proportion (%)		48.84		45.55		5.61		100.00
Allowances		(687,833)		(2,251,104)		(329,490)		(3,268,427)

	￦	102,649,036	￦	94,125,121	￦	11,544,361	￦	208,318,518

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Retail		Corporate		Credit card		Total
Loans in Korean won	￦	103,855,183	￦	80,355,474	￦	—	￦	184,210,657
Loans in foreign currencies		70,022		4,071,464		—		4,141,486
Domestic import usance bills		—		4,277,672		—		4,277,672
Off-shore funding loans		—		893,289		—		893,289
Call loans		—		1,092,895		—		1,092,895
Bills bought in Korean won		—		104,487		—		104,487
Bills bought in foreign currencies		—		2,723,066		—		2,723,066
Guarantee payments under payment guarantee		—		56,511		—		56,511
Credit card receivables in Korean won		—		—		12,420,308		12,420,308
Credit card receivables in foreign currencies		—		—		959		959
Bonds purchased under repurchase agreements		—		829,500		—		829,500
Privately placed bonds		—		816,444		—		816,444

		103,925,205		95,220,802		12,421,267		211,567,274
Proportion (%)		49.12		45.01		5.87		100.00
Allowances		(635,476)		(2,461,713)		(350,382)		(3,447,571)

	￦	103,289,729	￦	92,759,089	￦	12,070,885	￦	208,119,703

The changes in deferred loan origination fees and costs for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	￦	448,122	￦	321,090	￦	266,700	￦	—	￦	502,512
Other origination costs		201		430		287		—		344

		448,323		321,520		266,987		—		502,856

Deferred loan origination fees
Loans in Korean won		43,242		53,166		26,414		—		69,994
Credit card		106		—		106		—		—
Other origination fees		5,104		3,245		1,803		(20)		6,526

		48,452		56,411		28,323		(20)		76,520

	￦	399,871	￦	265,109	￦	238,664	￦	20	￦	426,336

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	￦	365,774	￦	254,099	￦	171,751	￦	—	￦	448,122
Other origination costs		—		263		62		—		201

		365,774		254,362		171,813		—		448,323

Deferred loan origination fees
Loans in Korean won		46,245		17,723		20,726		—		43,242
Credit card		2,438		—		2,332		—		106
Other origination fees		5,379		2,211		2,487		1		5,104

		54,062		19,934		25,545		1		48,452

	￦	311,712	￦	234,428	￦	146,268	￦	(1)	￦	399,871

11. Allowances for Loan Losses

The changes in the allowances for loan losses for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Retail		Corporate		Credit card		Total
Beginning	￦	635,476	￦	2,462,047	￦	350,382	￦	3,447,905
Written-off		(452,639)		(1,203,832)		(540,664)		(2,197,135)
Recoveries from written-off loans		102,698		161,333		185,027		449,058
Sale		(6,082)		(98,865)		—		(104,947)
Provision[1]		402,373		914,551		336,356		1,653,280
Other changes		6,007		15,879		(1,611)		20,275

Ending	￦	687,833	￦	2,251,113	￦	329,490	￦	3,268,436

	2011
(In millions of Korean won)	Retail		Corporate		Credit card		Total
Beginning	￦	520,842	￦	2,907,747	￦	327,587	￦	3,756,176
Written-off		(286,895)		(1,481,877)		(412,642)		(2,181,414)
Recoveries from written-off loans		119,925		166,696		203,658		490,279
Sale		(17,947)		(221,809)		(94)		(239,850)
Provision[1]		295,871		1,115,831		232,932		1,644,634
Other changes		3,680		(24,541)		(1,059)		(21,920)

Ending	￦	635,476	￦	2,462,047	￦	350,382	￦	3,447,905

[1]

Provision for credit losses in statements of comprehensive income also include reversal for unused commitments and guarantees(Note 23), reversal for financial guarantees contracts(Note 23), and provision for other financial assets(Note 18).

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The amounts of written-off loans, over which the Group still has a right to claim against the borrowers and guarantors, are ￦ 15,018,335 million and ￦ 14,118,853 million, as of December 31, 2012 and 2011, respectively.

The coverage ratio of allowances for loan losses as of December 31, 2012 and 2011, is as follows:

(In millions of Korean won)	2012		2011
Loans	￦	215,984,687	￦	215,554,932
Allowances for loan losses		3,268,436		3,447,905
Ratio (%)		1.51		1.60

12. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Financial assets held for trading
Debt securities:
Government and public bonds	￦	1,671,956	￦	1,507,503
Financial bonds		2,498,711		2,837,144
Corporate bonds		748,706		586,416
Asset-backed securities		20,004		134,943
Others		112,481		110,518
Equity securities:
Stocks		197,458		187,181
Beneficiary certificates		657,949		224,927
Others		39,839		28,625

		5,947,104		5,617,257

Financial assets designated at fair value through profit or loss
Equity securities:
Beneficiary certificates		159,483		134,160
Derivative linked securities		192,607		574,687

		352,090		708,847

Total financial assets at fair value through profit or loss	￦	6,299,194	￦	6,326,104

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	6,256,380	￦	5,988,659
Financial bonds		7,476,233		6,432,081
Corporate bonds		6,526,465		5,375,387
Asset-backed securities		1,399,015		1,757,482
Others		176,449		180,922
Equity securities:
Stocks		1,927,841		1,911,108
Equity investments and others		109,833		87,917
Beneficiary certificates		769,117		643,468

		24,641,333		22,377,024

Held-to-maturity financial assets
Debts securities:
Government and public bonds		4,449,243		5,435,754
Financial bonds		1,315,417		1,125,326
Corporate bonds		6,212,850		6,155,467
Asset-backed securities		278,296		338,611

		12,255,806		13,055,158

Total financial investments	￦	36,897,139	￦	35,432,182

The impairment losses and the reversal of impairment losses in financial investments for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(281,053)	￦	—	￦	(281,053)
Held-to-maturity financial assets		(154)		—		(154)

	￦	(281,207)	￦	—	￦	(281,207)

	2011
(In millions of Korean won)	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(51,072)	￦	—	￦	(51,072)
Held-to-maturity financial assets		(150)		117		(33)

	￦	(51,222)	￦	117	￦	(51,105)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

13. Investments in associates

Investments in associates as of December 31, 2012 and 2011, are as follows:

	2012
(in millions of Korean won)	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61		121,817		125,004		125,004	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,790		3,790	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		120,916		139,760	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2],4	29.56		954,104		250,692		281,889	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		32,150		28,761		25,539	Investment finance	Korea
KB Global Star Game & Apps SPAC[1],4	0.23		20		48		48	SPAC	Korea
Semiland Co., Ltd.	21.32		1,470		2,513		2,513	Manufacture	Korea
Serit Platform Co., Ltd.	21.72		1,500		1,517		1,517	Manufacture of communication equipment	Korea
Sehwa Electronics Co., Ltd.	20.95		3,508		2,955		2,955	Manufacture of electronic components	Korea
Testian Co., Ltd.[3]	47.09		1,018		1,041		1,041	Manufacture of semiconductor equipment	Korea
DS Plant Co., Ltd.[3]	—		—		—		—	Manufacture of machine	Korea
KT Wibro infrastructure	40.34		100,000		105,955		105,955	Manufacture of electronic components	Korea
Joam Housing Development Co., Ltd.[1]	15.00		8		(371)		—	Housing	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		201,182		195,425	Other finance	Korea
CH Engineering Co., Ltd.[5]	41.73		—		107		—	Architectural design and Service	Korea
Evalley Co., Ltd.[5]	46.24		—		—		—	Software advisory, development, and supply	Korea
Shinla Construction Co., Ltd.[5]	20.24		—		—		—	Specialty construction	Korea
PyungJeon Industries Co.,LTD.[5]	15.65		—		—		—	Specialty construction	Korea
Kores Co., Ltd. [6]	16.01		634		1,384		1,384	Manufacture of automobile parts	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		124,410		120,939	Security investment trust management	Korea
Incheon Bridge Co., Ltd.	14.99		24,677		1,630		1,630	Operation of Highways and Related facilities	Korea
KB Star office Private real estate Investment Trust No. 1	21.05		20,000		20,311		19,898	Security investment trust management	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		6,250		5,606		4,983	Investment finance	Korea
Ilssan Elecom(Shenyang) Co., Ltd.	100.00		2,140		(1,212)		—	Manufacture of electronic components	China
Qingdao Danam Electronics Co., Ltd.	100.00		692		935		935	Manufacture of electronic components	China

		￦	1,665,035	￦	997,174	￦	1,035,205

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011
(in millions of Korean won)	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	125,597	￦	128,778	￦	128,778	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,766		3,766	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		103,617		109,531	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2],4	29.56		954,104		271,941		365,059	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		28,850		28,840		28,831	Investment finance	Korea
KB Global Star Game & Apps SPAC[1],4	0.23		20		48		48	SPAC	Korea
Semiland Co., Ltd.	21.32		1,470		2,247		2,247	Manufacture	Korea
Serit Platform Co., Ltd.	21.72		1,500		1,451		1,451	Manufacture of communication equipment	Korea
Sehwa Electronics Co., Ltd.	20.95		3,508		3,454		3,454	Manufacture of electronic components	Korea
Testian Co., Ltd.[3]	19.90		820		789		789	Manufacture of semiconductor equipment	Korea
DS Plant Co., Ltd.[3]	—		—		—		—	Manufacture of machine	Korea
KT Wibro infrastructure	40.34		100,000		104,049		104,049	Manufacture of electronic components	Korea
Joam Housing Development Co., Ltd.[1]	15.00		8		(566)		—	Housing	Korea
United PF 1st Recovery Private Equity Fund[1]	18.50		148,000		149,099		143,437	Other finance	Korea
Ilssan Elecom(Shenyang) Co., Ltd.	100.00		2,140		(1,270)		—	Manufacture of electronic components	China
Qingdao Danam Electronics Co., Ltd.	100.00		692		692		692	Manufacture of electronic components	China

		￦	1,456,259	￦	796,935	￦	892,132

[1]

As of December 31, 2012 and 2011, the Group is represented in the governing body of Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd., UAMCO., Ltd., KB Global Star Game & Apps SPAC, Joam Housing Development Co., Ltd., United PF 1st Recovery Private Equity Fund and Incheon Bridge Co., Ltd., and has business relationships with those associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

[2]

The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.

[3]

The Group’s ownership in Testian Co., Ltd. is 48.41% and 27.39% as of December 31, 2012 and 2011, respectively, when the potential voting rights from redeemable convertible preference shares and convertible bond held by the Group are taken into account. Also, The Group’s ownership in DS Plant Co., Ltd. is 21.05% and 21.05%, when the potential voting rights from convertible bond held by the Group are taken into account as of December 31, 2012 and 2011, respectively.

[4]

Fair value of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of December 31, 2012 and 2011, are ￦ 65,821 million and ￦ 89,669 million, respectively, and fair value of shares of KB Global Star Game & Apps SPAC, reflecting the published market price, as of December 31, 2012 and 2011, are ￦ 49 million and ￦ 47 million, respectively.

[5]

Shares of CH Engineering Co., Ltd., Evalley Co., Ltd., Shinla Construction Co., Ltd. and PyungJeon Industries Co.,Ltd. acquired through debt-equity swap, are reclassified as investments in associates due to termination of rehabilitation procedures.

[6]	As corporate restructuring is in progress, the Group has significant influence through participation in creditors’ consultative council.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Summarized financial information on associates:

	2012
(In millions of Korean won)	Total assets		Total liabilities		Share capital		Equity		Operating income		Profit (loss)
Associates
Balhae Infrastructure Fund	￦	993,838	￦	2,138	￦	993,030	￦	991,700	￦	67,825	￦	61,514
Korea Credit Bureau Co., Ltd.		55,944		13,834		10,000		42,110		47,660		5,019
UAMCO., Ltd.		4,906,010		4,215,061		2,430		690,949		599,570		95,828
JSC Bank CenterCredit		7,722,114		7,124,299		546,794		597,815		269,586		3,795
KoFC KBIC Frontier Champ 2010-5(PEF)		57,779		257		64,300		57,522		1,870		(6,635)
KB Global Star Game & Apps SPAC		22,108		1,310		862		20,798		—		303
Semiland Co., Ltd.		12,472		6,901		985		5,571		10,552		774
Serit Platform Co., Ltd.		8,134		5,585		1,000		2,549		9,998		304
Sehwa Electronics Co., Ltd.		23,255		9,744		1,050		13,511		14,059		2,674
Testian Co., Ltd.		2,771		1,899		1,030		872		707		80
DS Plant Co., Ltd.		10,253		7,530		600		2,723		10,190		(194)
KT Wibro infrastructure		253,906		30		24,792		253,876		2,138		1,906
Joam Housing Development Co., Ltd.		117,159		119,632		50		(2,473)		36,074		1,345
United PF 1st Recovery Private Equity Fund		1,153,268		17,886		1,081,400		1,135,382		98,873		48,040
CH Engineering Co., Ltd.		1,088		833		158		255		714		(42)
Kores Co., Ltd.		75,750		67,105		11,099		8,645		72,622		190
KB GwS Private Securities Investment Trust		465,690		503		425,814		465,187		39,881		39,373
Incheon Bridge Co., Ltd.		765,522		754,646		164,621		10,876		68,711		(29,451)
KB Star office Private real estate Investment Trust No. 1		217,732		121,256		95,000		96,476		2,865		1,476
KoFC POSCO HANHWA KB shared growth Private Equity Fund		23,337		913		25,000		22,424		106		(1,900)
IlssanElecom (Shenyang) Co., Ltd.		1,122		2,334		1,698		(1,212)		4,177		(34)
Qingdao Danam Electronics Co., Ltd.		1,676		740		4,733		936		3,388		(269)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Total assets		Total liabilities		Share capital		Equity		Operating income		Profit (loss)
Associates
Balhae Infrastructure Fund	￦	1,023,825	￦	2,187	￦	971,835	￦	1,021,638	￦	63,530	￦	55,069
Korea Credit Bureau Co., Ltd.		51,484		9,651		10,000		41,833		40,535		6,357
UAMCO., Ltd.		3,738,326		3,146,227		2,430		592,099		468,220		106,274
JSC Bank CenterCredit		8,392,599		7,744,111		546,794		648,488		352,383		10,627
KoFC KBIC Frontier Champ 2010-5(PEF)		58,015		334		57,700		57,681		2,210		1,065
KB Global Star Game & Apps SPAC		21,755		1,260		862		20,495		—		173
Semiland Co., Ltd.		11,074		6,080		985		4,994		5,996		387
Serit Platform Co., Ltd.		5,985		3,590		1,000		2,395		4,617		(203)
Sehwa Electronics Co., Ltd.		27,378		11,487		1,050		15,891		13,812		43
Testian Co., Ltd.		2,442		1,651		1,030		791		426		62
DS Plant Co., Ltd.		10,286		7,590		600		2,696		12,518		32
KT Wibro infrastructure		277,933		25,963		24,792		251,970		1,719		2,310
Joam Housing Development Co., Ltd.		85,714		89,485		50		(3,771)		18,451		(828)
United PF 1st Recovery Private Equity Fund		836,104		30,162		800,000		805,942		58,529		5,942
IlssanElecom (Shenyang) Co., Ltd.		1,094		2,364		1,698		(1,270)		4,360		(205)
Qingdao Danam Electronics Co., Ltd.		1,394		702		4,733		692		—		—

As Evalley Co., Ltd., Shinla Construction Co., Ltd. and PyungJeon Industries Co., Ltd. are capital deficient as of December 31, 2012, reliable financial information is not available. Therefore, financial information of these associates is not included in the summarized financial information.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in investments in associates for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Beginning		Acquisition and others		Disposal		Dividends		Gains (losses)		Other compre- hensive income		Impairment losses		Ending
Associates
Balhae Infrastructure Fund	￦	128,778	￦	2,660	￦	(6,440)	￦	(7,747)	￦	7,753	￦	—	￦	—	￦	125,004
Korea Credit Bureau Co., Ltd.		3,766		—		—		—		354		(330)		—		3,790
UAMCO., Ltd.		109,531		—		—		—		30,229		—		—		139,760
JSC Bank CenterCredit [1]		365,059		—		—		(3)		(6,257)		(43,097)		(33,813)		281,889
KoFC KBIC Frontier Champ 2010-5(PEF)		28,831		3,300		—		—		(5,477)		(1,115)		—		25,539
KB Global Star Game & Apps SPAC		48		—		—		—		—		—		—		48
Semiland Co., Ltd.		2,247		—		—		(10)		276		—		—		2,513
Serit Platform Co., Ltd.		1,451		—		—		—		66		—		—		1,517
Sehwa Electronics Co., Ltd.		3,454		—		—		—		(553)		54		—		2,955
Testian Co., Ltd.		789		198		—		—		54		—		—		1,041
KT Wibro infrastructure		104,049		—		—		—		1,906		—		—		105,955
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		143,437		43,617		(402)		—		8,773		—		—		195,425
CH Engineering Co., Ltd. [2]		—		—		—		—		—		—		—		—
Evalley Co., Ltd. [2]		—		—		—		—		—		—		—		—
Shinla Construction Co., Ltd. [2]		—		—		—		—		—		—		—		—
PyungJeon Industries Co.,LTD. [2]		—		—		—		—		—		—		—		—
Kores Co., Ltd.		—		634		—		—		273		477		—		1,384
KB GwS Private Securities Investment Trust		—		115,745		(1,865)		—		7,059		—		—		120,939
Incheon Bridge Co., Ltd.		—		24,677		—		—		(22,916)		(131)		—		1,630
KB Star office Private real estate Investment Trust No. 1		—		20,000		—		—		(102)		—		—		19,898
KoFC POSCO HANHWA KB shared growth Private Equity Fund		—		6,250		—		—		(934)		(333)		—		4,983
IlssanElecom(Shenyang) Co., Ltd.		—		—		—		—		—		—		—		—
Qingdao Danam Electronics Co., Ltd.		692		—		—		—		175		68		—		935

	￦	892,132	￦	217,081	￦	(8,707)	￦	(7,760)	￦	20,679	￦	(44,407)	￦	(33,813)	￦	1,035,205

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other compre- hensive income		Impairment losses		Others		Ending
Associates
Balhae Infrastructure Fund	￦	120,274	￦	9,063	￦	—	￦	(7,501)	￦	6,942	￦	—	￦	—	￦	—	￦	128,778
Korea Credit Bureau Co., Ltd.		3,194		—		—		—		572		—		—		—		3,766
UAMCO., Ltd.		85,622		—		—		—		23,909		—		—		—		109,531
JSC Bank CenterCredit [1]		390,157		—		—		(3)		(4,652)		45		(20,488)		—		365,059
KoFC KBIC Frontier Champ 2010-5(PEF)		10,438		18,350		—		—		554		(511)		—		—		28,831
KB Global Star Game & Apps SPAC		1,034		—		(1,011)		—		17		(6)		—		14		48
Powerrex Corporation Co., Ltd.		1,951		—		—		—		(1,951)		—		—		—		—
Semiland Co., Ltd.		2,095		—		—		(11)		163		—		—		—		2,247
Seho Robo Ind. Co., Ltd.		820		—		(1,358)		—		538		—		—		—		—
Serit Platform Co., Ltd.		1,438		—		—		—		13		—		—		—		1,451
Sehwa Electronics Co., Ltd.		3,385		—		—		—		53		16		—		—		3,454
Testian Co., Ltd.		857		—		—		—		(68)		—		—		—		789
Solice Co., Ltd.		2,007		—		(2,007)		—		—		—		—		—		—
KT Wibro infrastructure		100,139		—		—		—		3,910		—		—		—		104,049
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		—		148,000		—		—		(4,563)		—		—		—		143,437
IlssanElecom(Shenyang) Co., Ltd.		—		—		—		—		—		—		—		—		—
Qingdao Danam Electronics Co., Ltd.		—		692		—		—		—		—		—		—		692

	￦	723,411	￦	176,105	￦	(4,376)	￦	(7,515)	￦	25,437	￦	(456)	￦	(20,488)	￦	14	￦	892,132

[1]

Kazakhstan has been experiencing liquidity problems and roll-over of borrowings in the financial sector due to depression of its domestic economy mainly driven by delays of recovery in the local real estate market and global credit crunch. The Group determined that the decrease in the investment value of its BCC shares were not expected to recover in the near future due to an adverse economic condition in Kazakhstan, particularly the real estate market and the fact that loan portfolio of BCC consisted mainly of loans collateralized by real estates. The recoverable amount of shares of JSC Bank CenterCredit, obtained from an independent third-party valuation service as of December 31, 2012 and 2011, amounts to ￦ 281,889 million and ￦ 365,059 million, respectively. Carrying value of shares of JSC Bank CenterCredit before recognizing impairment losses, amounts to ￦ 315,702 million and ￦ 385,547 million, respectively.

[2]

Shares of CH Engineering Co., Ltd., Evalley Co., Ltd., Shinla Construction Co., Ltd. and PyungJeon Industries Co.,Ltd. acquired through debt-equity swap, are reclassified as investments in associates due to termination of rehabilitation procedures.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Accumulated unrecognized share of losses of an associate due to discontinuing the use of the equity method as of December 31, 2012 and 2011, follows:

	2012
(In millions of Korean won)	Unrecognized loss		Unrecognized change in equity
Joam Housing Development Co., Ltd.	￦	(371)	￦	—
IlssanElecom(Shenyang) Co., Ltd.		(1,199)		(13)
CH Engineering Co., Ltd.		(18)		—

	2011
(In millions of Korean won)	Unrecognized loss		Unrecognized change in equity
Joam Housing Development Co., Ltd.	￦	(566)	￦	—
IlssanElecom(Shenyang) Co., Ltd.		(1,165)		(105)

14. Property and Equipment, and Investment Property

The details of property and equipment as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	2,014,527	￦	—	￦	(581)	￦	2,013,946
Buildings		1,211,056		(327,801)		(2,661)		880,594
Leasehold improvements		523,039		(467,381)		—		55,658
Equipment and vehicles		1,635,134		(1,492,395)		—		142,739
Construction in-progress		893		—		—		893
Financial lease assets		55,908		(46,141)		—		9,767

	￦	5,440,557	￦	(2,333,718)	￦	(3,242)	￦	3,103,597

	2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	2,022,943	￦	—	￦	(581)	￦	2,022,362
Buildings		1,200,813		(301,947)		(2,661)		896,205
Leasehold improvements		484,328		(424,742)		—		59,586
Equipment and vehicles		1,710,477		(1,513,746)		—		196,731
Construction in-progress		1,075		—		—		1,075
Financial lease assets		43,756		(33,695)		—		10,061

	￦	5,463,392	￦	(2,274,130)	￦	(3,242)	￦	3,186,020

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in property and equipment for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Others		Ending
Land	￦	2,022,362	￦	40	￦	(6,505)	￦	(1,878)	￦	—	￦	(73)	￦	2,013,946
Buildings		896,205		1,806		14,344		(2,667)		(28,849)		(244)		880,595
Leasehold improvements		59,586		4,574		32,591		(272)		(44,007)		3,186		55,658
Equipment and vehicles		196,731		75,109		—		(365)		(128,641)		(96)		142,738
Construction in-progress		1,075		49,646		(49,828)		—		—		—		893
Financial lease assets		10,061		12,152		—		—		(12,446)		—		9,767

	￦	3,186,020	￦	143,327	￦	(9,398)	￦	(5,182)	￦	(213,943)	￦	2,773	￦	3,103,597

	2011
(In millions of Korean won)	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Others		Ending
Land	￦	2,022,864	￦	195	￦	(706)	￦	(18)	￦	—	￦	27	￦	2,022,362
Buildings		891,220		3,019		30,207		(26)		(28,307)		92		896,205
Leasehold improvements		50,634		11,414		39,195		(423)		(47,447)		6,213		59,586
Equipment and vehicles		174,818		160,319		—		(847)		(137,559)		—		196,731
Construction in-progress		119		76,258		(75,302)		—		—		—		1,075
Financial lease assets		10,605		10,700		—		—		(11,244)		—		10,061

	￦	3,150,260	￦	261,905	￦	(6,606)	￦	(1,314)	￦	(224,557)	￦	6,332	￦	3,186,020

[1]	Including transfers with investment property and assets held for sale.
[2]	Including ￦ 232 million and ￦ 122 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2012 and 2011, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)

2012
Beginning	Impairment		Reversal		Others		Ending
￦ (3,242)	￦	—	￦	—	￦	—	￦ (3,242)

(In millions of Korean won)

2011
Beginning	Impairment		Reversal		Others		Ending
￦ (3,251)	￦	—	￦	—	￦	9	￦ (3,242)

The details of investment property as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount
Land	￦	38,653	￦	—	￦	38,653
Buildings		19,723		(5,402)		14,321

	￦	58,376	￦	(5,402)	￦	52,974

	2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount
Land	￦	37,451	￦	—	￦	37,451
Buildings		18,961		(4,860)		14,101

	￦	56,412	￦	(4,860)	￦	51,552

As of December 31, 2012 and 2011, fair values of the investment properties amount to ￦ 51,142 million and ￦ 48,996 million, respectively. The investment properties were valued by qualified independent appraisers with experience in valuing similar properties in the same location.

Rental income from the above investment properties for the years ended December 31, 2012 and 2011, amounts to ￦ 675 million and ￦ 683 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in investment property for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Beginning		Transfers		Depreciation		Ending
Land	￦	37,451	￦	1,202	￦	—	￦	38,653
Buildings		14,101		685		(465)		14,321

	￦	51,552	￦	1,887	￦	(465)	￦	52,974

(In millions of Korean won)	2011
	Beginning		Transfers		Depreciation		Ending
Land	￦	38,633	￦	(1,182)	￦	—	￦	37,451
Buildings		14,288		264		(451)		14,101

	￦	52,921	￦	(918)	￦	(451)	￦	51,552

Property and equipment insured as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)		Insurance coverage				Insurance company
Type	Assets insured	2012		2011
General property insurance	Buildings[1]	￦	1,138,216	￦	1,061,097	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		117,600		134,595
	Equipment and vehicles and others		142,828		179,804

		￦	1,398,644	￦	1,375,496

[1]	Buildings include office buildings, investment properties and assets held for sale.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

15. Intangible Assets

The details of intangible assets as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	￦	251,209	￦	—	￦	(35,157)	￦	216,052
Other intangible assets		786,565		(484,749)		(17,845)		283,971

	￦	1,037,774	￦	(484,749)	￦	(53,002)	￦	500,023

(In millions of Korean won)	2011
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	￦	143,209	￦	—	￦	—	￦	143,209
Other intangible assets		760,538		(421,380)		(13,926)		325,232

	￦	903,747	￦	(421,380)	￦	(13,926)	￦	468,441

The details of goodwill as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012				2011
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		70,265		70,265		70,265
Powernet Technologies Co., Ltd.		6,454		6,454		6,454		6,454
KB Savings Bank Co., Ltd.		108,000		72,843		—		—

	￦	251,209	￦	216,052	￦	143,209	￦	143,209

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in accumulated impairment losses of goodwill for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)

2012
Beginning	Impairment[1]		Others		Ending
￦ —	￦	35,157	￦	—	￦	35,157

(In millions of Korean won)

2011
Beginning	Impairment		Others		Ending
￦ —	￦	—	￦	—	￦	—

[1]

Industry environment of savings banks has deteriorated continuously since the recognition of goodwill and KB Saving Bank’s performance fell short of expectations primarily due to a decline of benchmark interest rate during 2012. Considering the aforementioned recent downturns, the Group recognized the impairment of goodwill on KB Saving Bank.

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2012, are as follows:

	Housing & Commercial Bank				KB Cambodia Bank		KB Investment Securities		Powernet Technologies Co., Ltd.		KB Savings Bank Co., Ltd.		Total
(In millions of Korean won)	Retail Banking		Corporate Banking
Carrying amounts	￦	49,315	￦	15,973	￦	1,202	￦	70,265	￦	6,454	￦	72,843	￦	216,052
Recoverable amount exceeded carrying amount		86,263		106,736		2,441		52,137		5,811		—		253,388
Discount rate (%)		14.20		14.40		17.80		17.40		14.80		14.60
Permanent growth rate (%)		2.90		2.90		4.90		2.90		2.90		2.00

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ￦ 65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ￦ 49,315 million and ￦ 15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. However, KB Savings Bank Co., Ltd. used a period of seven years for projection considering the special characteristics of the business in the early stages. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 2.9% for Retail Banking, Corporate Banking, KB Investment Securities, and Powernet Technologies Co., Ltd., and 4.9% for KB Cambodia Bank and 2.0% KB Savings Bank Co., Ltd. for every year. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

The details of intangible assets, excluding goodwill, as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,436	￦	(1,018)	￦	—	￦	418
Software		576,056		(408,024)		—		168,032
Other intangible assets		185,660		(59,383)		(17,845)		108,432
Finance leases assets		23,413		(16,324)		—		7,089

	￦	786,565	￦	(484,749)	￦	(17,845)	￦	283,971

(In millions of Korean won)	2011
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,025	￦	(919)	￦	—	￦	106
Software		556,739		(340,421)		—		216,318
Other intangible assets		183,714		(69,396)		(13,926)		100,392
Finance leases assets		19,060		(10,644)		—		8,416

	￦	760,538	￦	(421,380)	￦	(13,926)	￦	325,232

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Others		Ending
Industrial property rights	￦	106	￦	429	￦	—	￦	—	￦	(102)	￦	(15)	￦	418
Software		216,318		52,576		(280)		—		(100,578)		(4)		168,032
Other intangible assets[2]		100,392		25,042		(3,946)		—		(7,874)		(5,182)		108,432
Finance leases assets		8,416		4,353		—		—		(5,680)		—		7,089

	￦	325,232	￦	82,400	￦	(4,226)	￦	—	￦	(114,234)	￦	(5,201)	￦	283,971

(In millions of Korean won)	2011
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Others		Ending
Industrial property rights	￦	85	￦	28	￦	—	￦	—	￦	(42)	￦	35	￦	106
Software		257,537		64,826		—		435		(106,480)		—		216,318
Other intangible assets[2]		96,312		34,142		(9,310)		(435)		(6,361)		(13,956)		100,392
Finance leases assets		7,777		5,404		—		—		(4,765)		—		8,416

	￦	361,711	￦	104,400	￦	(9,310)	￦	—	￦	(117,648)	￦	(13,921)	￦	325,232

[1]	Including ￦ 45 million and ￦ 41 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2012 and 2011.
[2]	Membership rights classified as other intangible assets with indefinite useful lives recognized impairment losses because their recoverable amount is lower than their carrying amount.

The changes in accumulated impairment losses on intangible assets, excluding goodwill, for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Beginning	Impairment	Reversal		Disposal and others		Ending
Accumulated impairment losses on intangible assets	￦ (13,926)	￦ (5,166)	￦	72	￦	1,175	￦ (17,845)

(In millions of Korean won)	2011
	Beginning	Impairment	Reversal		Disposal and others		Ending
Accumulated impairment losses on intangible assets	￦ —	￦ (13,926)	￦	—	￦	—	￦ (13,926)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

16. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Assets		Liabilities		Net amount
Other provisions	￦	139,412	￦	(57)	￦	139,355
Allowances for loan losses		1,144		(2,578)		(1,434)
Impairment losses on property and equipment		2,111		—		2,111
Interest on equity index-linked deposits		722		—		722
Share-based payments		6,191		—		6,191
Provisions for guarantees		50,398		—		50,398
Losses(gains) from valuation on derivatives		1,593		(39,501)		(37,908)
Present value discount		2,337		(7,081)		(4,744)
Losses(gains) from fair value hedged item		30,802		—		30,802
Accrued interest		—		(80,459)		(80,459)
Deferred loan origination fees and costs		8,745		(94,142)		(85,397)
Gains from revaluation		—		(276,421)		(276,421)
Investments in subsidiaries and others		49,128		(57,388)		(8,260)
Derivative linked securities		161,642		(160,131)		1,511
Others		467,144		(315,148)		151,996

		921,369		(1,032,906)		(111,537)
Off-setting of deferred income tax assets and liabilities		(902,937)		902,937		—

	￦	18,432	￦	(129,969)	￦	(111,537)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2011
	Assets		Liabilities		Net amount
Other provisions	￦	113,752	￦	(115)	￦	113,637
Allowances for loan losses		200		(2,574)		(2,374)
Impairment losses on property and equipment		3,065		—		3,065
Interest on equity index-linked deposits		1,785		—		1,785
Share-based payments		4,069		—		4,069
Provisions for guarantees		75,326		—		75,326
Losses(gains) from valuation on derivatives		1,584		(109,427)		(107,843)
Present value discount		3,770		(12,603)		(8,833)
Losses(gains) from fair value hedged item		26,522		—		26,522
Accrued interest		—		(91,147)		(91,147)
Deferred loan origination fees and costs		49		(96,848)		(96,799)
Gains from revaluation		—		(276,505)		(276,505)
Investments in subsidiaries and others		24,943		(41,541)		(16,598)
Derivative linked securities		444,766		(446,837)		(2,071)
Others		433,962		(254,709)		179,253

		1,133,793		(1,332,306)		(198,513)
Off-setting of deferred income tax assets and liabilities		(1,111,464)		1,111,464		—

	￦	22,329	￦	(220,842)	￦	(198,513)

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦ 83,745 million associated with investment in subsidiaries and associates as of December 31, 2012, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not reverse in the foreseeable future.

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦ 65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank as of December 31, 2012.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦ 2,492,775 million associated with investments in subsidiaries and others as of December 31, 2012, because it is not probable that the temporary differences will reverse in the foreseeable future.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

No deferred income tax assets have been recognized for deductible temporary differences of ￦ 10 million, ￦ 817 million, ￦ 80,204 million and ￦ 87,342 million associated with share-based payments, other provisions, loss on SPE repurchase and others, respectively, as of December 31, 2012, due to the uncertainty that these will be realized in the future.

The changes in cumulative temporary differences for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses(gains) from fair value hedged item	￦	109,596	￦	109,596	￦	127,281	￦	127,281
Other provisions		470,507		430,917		537,409		576,999
Allowances for loan losses		827		149		4,049		4,727
Impairment losses on property and equipment		12,666		12,666		8,723		8,723
Deferred loan origination fees and costs		204		204		36,136		36,136
Interest on equity index-linked deposits		7,378		7,378		2,985		2,985
Share-based payments		19,359		19,359		25,591		25,591
Provisions for guarantees		311,263		311,263		208,255		208,255
Gains(losses) from valuation on derivatives		6,548		6,548		6,581		6,581
Present value discount		15,579		15,579		9,655		9,655
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		3,401,419		917,955		203,794		2,687,258
Derivative linked securities		1,837,877		1,837,877		667,942		667,942
Others		1,847,055		1,141,225		1,308,709		2,014,539

		8,120,482		4,810,716		3,147,110		6,456,876

Unrecognized deferred income tax assets:
Share-based payments		2,546						10
Other provisions		365						817
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		3,299,083						2,492,775
Others		88,939						87,342

		4,649,345						3,795,728

Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	1,133,793					￦	921,369

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2012
	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Accrued interest	￦	(381,276)	￦	(287,013)	￦	(244,863)	￦	(339,126)
Allowances for loans losses		(10,636)		—		(18)		(10,654)
Deferred loan origination fees and costs		(400,199)		(400,199)		(389,017)		(389,017)
Gains(losses) from valuation on derivatives		(452,200)		(452,200)		(163,225)		(163,225)
Present value discount		(57,287)		(25,102)		—		(32,185)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,142,581)		(347)		—		(1,142,234)
Investments in subsidiaries and others		(5,345,703)		(562)		(525,003)		(5,870,144)
Derivative linked securities		(1,846,433)		(1,846,433)		(661,700)		(661,700)
Others		(1,058,606)		(190,495)		(440,703)		(1,308,814)

		(10,760,209)		(3,202,351)		(2,424,529)		(9,982,387)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(53,293)						(83,745)

		(10,641,628)						(9,833,354)

Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	(1,332,306)					￦	(1,032,906)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2011
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses(gains) from fair value hedged item	￦	129,178	￦	129,178	￦	109,596	￦	109,596
Other provisions		584,999		894,311		779,819		470,507
Allowances for loan losses		20,269		35,642		16,200		827
Impairment losses on property and equipment		6,904		6,904		12,666		12,666
Deferred loan origination fees and costs		171		486		519		204
Interest on equity index-linked deposits		10,388		10,388		7,378		7,378
Share-based payments		30,271		30,271		19,359		19,359
Provisions for guarantees		414,048		428,288		325,503		311,263
Gains(losses) from valuation on derivatives		4,468		4,451		6,531		6,548
Present value discount		—		—		15,579		15,579
Dividends from SPEs		2,563		2,563		—		—
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		3,484,474		83,055		—		3,401,419
Derivative securities		—		—		1,837,877		1,837,877
Others		1,394,001		1,352,107		1,805,161		1,847,055

		6,161,938		2,977,644		4,936,188		8,120,482

Unrecognized deferred income tax assets:
Share-based payments		15,834						2,546
Other provisions		1,477						365
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		3,272,930						3,299,083
Others		92,307						88,939

		2,699,186						4,649,345

Tax rate (%)		24.2, 22.0						24.2

Total deferred income tax assets from deductible temporary differences	￦	641,672					￦	1,133,793

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Accrued interest	￦	(405,417)	￦	(309,036)	￦	(284,895)	￦	(381,276)
Allowances for loans losses		(57,578)		(40,796)		6,146		(10,636)
Deferred loan origination fees and costs		(312,168)		(311,853)		(399,884)		(400,199)
Advanced depreciation provisions		(460,918)		(460,918)		—		—
Gains(losses) from valuation on derivatives		(502,897)		(502,836)		(452,139)		(452,200)
Present value discount		(70,994)		(52,423)		(38,716)		(57,287)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,142,809)		(9,529)		(9,301)		(1,142,581)
Investments in subsidiaries and others		(3,258,119)		(7,791)		(2,095,375)		(5,345,703)
Derivative securities		—		—		(1,846,433)		(1,846,433)
Others		(882,777)		(217,222)		(393,051)		(1,058,606)

		(7,158,965)		(1,912,404)		(5,513,648)		(10,760,209)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(26,894)						(53,293)

		(7,066,783)						(10,641,628)

Tax rate (%)		24.2, 22.0						24.2

Total deferred income tax assets from deductible temporary differences	￦	(921,202)					￦	(1,332,306)

17. Assets held for sale

The details of assets held for sale as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	5,288	￦	(2,613)	￦	2,675	￦	2,675
Buildings		35,883		(3,146)		32,737		32,737

	￦	41,171	￦	(5,759)	￦	35,412	￦	35,412

	2011
(In millions of Korean won)	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	7,807	￦	(2,501)	￦	5,306	￦	5,306
Buildings		8,371		(3,746)		4,625		4,625

	￦	16,178	￦	(6,247)	￦	9,931	￦	9,931

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)

2012
Beginning	Provision	Reversal	Others		Ending
￦ (6,247)	￦ (5,708)	￦—	￦	6,196	￦ (5,759)

(In millions of Korean won)

2011
Beginning	Provision	Reversal		Others		Ending
￦ (3,653)	￦ (3,931)	￦	312	￦	1,025	￦ (6,247)

As of December 31, 2012, assets held for sale consist of six real estate of closed offices and one real estate acquired through execution of security right, which the management of the Group was committed to a plan to sell, but not yet sold by December 31, 2012. As of reporting date, two assets out of the above assets held for sale are under negotiation for sale and the remaining five assets are also being actively marketed.

18. Other Assets

The details of other assets as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Other financial assets
Other receivables	￦	3,236,027	￦	2,470,405
Receivables in gold		—		107
Accrued income		1,053,687		1,253,034
Guarantee deposits		1,369,716		1,333,370
Domestic exchange settlement debits		2,239,607		1,403,284
Others		247,044		304,694
Allowances for loan losses		(590,974)		(353,905)
Present value discount		(951)		(1,084)

		7,554,156		6,409,905

Other non-financial assets
Other receivables		32,206		7,300
Prepaid expenses		266,282		307,742
Guarantee deposits		4,219		3,149
Insurance assets		155,676		128,450
Separate account assets		655,040		538,179
Others		95,626		92,133
Allowances on other asset		(7,988)		(8,339)

		1,201,061		1,068,614

	￦	8,755,217	￦	7,478,519

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in allowances for loan losses on other assets for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Other financial assets		Other non- financial assets		Total
Beginning	￦	353,905	￦	8,339	￦	362,244
Written-off		(30,602)		(4,439)		(35,041)
Provision		46,508		4,088		50,596
Others		221,163		—		221,163

Ending	￦	590,974	￦	7,988	￦	598,962

	2011
(In millions of Korean won)	Other financial assets		Other non- financial assets		Total
Beginning	￦	364,530	￦	24,210	￦	388,740
Written-off		(19,859)		(19,800)		(39,659)
Provision		9,505		3,678		13,183
Others		(271)		251		(20)

Ending	￦	353,905	￦	8,339	￦	362,244

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

19. Financial liabilities at fair value through profit or loss

The details of financial liabilities at fair value through profit or loss as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Financial liabilities held for trading
Securities sold	￦	1,342,119	￦	522,112
Other		39,878		28,761

		1,381,997		550,873

Financial liabilities designated at fair value through profit or loss
Derivative linked securities		469,138		837,206

		469,138		837,206

Total financial liabilities at fair value through profit or loss	￦	1,851,135	￦	1,388,079

The details of credit risk of financial liabilities designated at fair value through profit or loss as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Financial liabilities designated at fair value through profit or loss	￦	469,138	￦	837,206
Changes in fair value resulting from changes in the credit risk		3,812		(9,442)
Accumulated changes in fair value resulting from changes in the credit risk		(5,630)		(9,442)

20. Deposits

Deposits as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Deposits	￦	194,403,282	￦	190,337,890
Deferred financing costs		(3)		(300)

	￦	194,403,279	￦	190,337,590

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of deposits as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Demand deposits in Korean won
Checking deposits	￦	116,423	￦	146,658
Household checking deposits		434,814		434,134
Special deposits		3,093,868		2,691,674
Ordinary deposits		21,469,971		20,581,481
Public fund deposits		68,600		85,895
Treasury deposits		5,256		7,539
General savings deposits		24,668,545		23,471,543
Corporate savings deposits		10,504,790		10,209,575
Nonresident’s deposit in Korean won		61,255		128,630
Nonresident’s free deposit in Korean won		17,994		15,672
Others		186,192		308,181

		60,627,708		58,080,982

Demand deposits in foreign currencies
Checking deposits		98,478		71,838
Ordinary deposits		1,809,712		1,661,358
Special deposits		1,316		1,145
Others		9,852		9,436

		1,919,358		1,743,777

		62,547,066		59,824,759

Time deposits in Korean won
Time deposits		114,496,449		114,868,739
Installment savings deposits		7,088,988		5,454,573
Good-sum formation savings		33,586		338
Workers’ savings for housing		—		2
Nonresident’s deposit in Korean won		192,945		193,765
Long-term savings deposits for workers		1,692		1,862
Nonresident’s free deposit in Korean won		76,835		85,875
Long-term housing savings deposits		3,083,602		3,309,833
Long-term savings for households		206		247
Preferential savings deposits for workers		323		489
Mutual installment deposits		1,143,415		1,273,806
Mutual installment for housing		1,005,752		1,173,404
Others		183		196

		127,123,976		126,363,129

Time deposits in foreign currencies
Time deposits		2,954,348		2,604,603
Installment savings deposits		2,131		1,201
Others		23,694		23

		2,980,173		2,605,827

		130,104,149		128,968,956

Certificates of deposits		1,752,067		1,544,175

Total deposits	￦	194,403,282	￦	190,337,890

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

21. Debts

The details of debts as of December 31, 2012 and 2011, consist of:

(In millions of Korean won)	2012		2011
Borrowings	￦	12,278,565	￦	14,091,973
Bonds sold under repurchase agreements and others		1,094,031		1,590,400
Call money		2,596,926		1,141,465

	￦	15,969,522	￦	16,823,838

The details of borrowings as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	2012		2011
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	1.25	￦	781,787	￦	650,616
	Borrowings from the government	KEMCO and others	0.00 ~ 5.00		626,059		690,750
	Borrowings from banking institutions	Industrial Bank of Korea and others	2.01 ~ 5.67		106,448		405,033
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.99 ~ 3.76		268,491		91,254
	Other borrowings	The Korea Finance Corporation and others	0.04 ~ 5.74		3,716,879		3,538,983

					5,499,664		5,376,636

Borrowings in foreign currencies	Due to banks	Citibank N.A. and others	0.00 ~ 1.00		52,186		28,194
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.24 ~ 3.31		3,382,672		4,694,199
	Off-shore borrowings in foreign currencies	Central bank Uzbekistan and others	0.25 ~ 2.71		930,956		1,019,279
	Other borrowings	The Korea Finance Corporation	1.32		5,195		—
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		2,407,892		2,973,665

					6,778,901		8,715,337

				￦	12,278,565	￦	14,091,973

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of bonds sold under repurchase agreements and others as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	2012		2011
Bonds sold under repurchase agreements	Individuals, Groups, Corporations	1.39 ~ 7.30	￦	1,003,348	￦	1,511,875
Bills sold	Counter sale	1.80 ~ 3.53		90,683		78,525

			￦	1,094,031	￦	1,590,400

The details of call money as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	2012		2011
Call money in Korean won	The Korea Development Bank and others	2.57 ~ 2.72	￦	2,018,100	￦	314,200
Call money in foreign currencies	Centralbank Uzbekistan and others	0.15 ~ 0.47		578,826		827,265

			￦	2,596,926	￦	1,141,465

Call money and borrowings from financial institutions as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Bank of Korea		Other Banks		Others		Total
Call money	￦	—	￦	1,431,826	￦	1,165,100	￦	2,596,926
Borrowings		781,787		6,550,903		1,438,969		8,771,659

	￦	781,787	￦	7,982,729	￦	2,604,069	￦	11,368,585

	2011
(In millions of Korean won)	Bank of Korea		Other Banks		Others		Total
Call money	￦	—	￦	932,410	￦	209,055	￦	1,141,465
Borrowings		650,616		9,064,282		1,216,359		10,931,257

	￦	650,616	￦	9,996,692	￦	1,425,414	￦	12,072,722

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

22. Debentures

The details of debentures as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2012		2011
Debentures in Korean won
Hybrid capital instrument	8.50	￦	100,000	￦	100,000
Structured debentures	2.00 ~ 8.62		1,699,238		3,424,238
Subordinated fixed rate debentures in Korean won	3.40 ~ 7.70		7,896,760		7,995,571
Fixed rate debentures in Korean won	2.77 ~ 7.95		10,132,425		10,791,612
Floating rate debentures in Korean won	2.96 ~ 10.74		1,068,258		803,258

			20,896,681		23,114,679

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			36,417		15,964
Fair value adjustments on valuation of fair value hedged items (prior year portion)			52,572		42,494

			88,989		58,458

Discount or premium on debentures in Korean won
Discount on debentures			(15,647)		(52,290)

			20,970,023		23,120,847

Debentures in foreign currencies
Floating rate debentures	1.18 ~ 4.54		759,783		1,309,606
Fixed rate debentures	0.60 ~ 7.25		2,553,814		2,705,167

			3,313,597		4,014,773

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			(68,212)		47,986
Fair value adjustments on valuation of fair value hedged items (prior year portion)			(69,060)		(90,778)

			(137,272)		(42,792)

Discount or premium on debentures in foreign currencies
Discount on debentures			(14,578)		(22,949)

			3,161,747		3,949,032

		￦	24,131,770	￦	27,069,879

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in debentures based on face value for the year ended December 31, 2012, are as follows:

	2012
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		3,424,238		310,000		(2,035,000)		—		1,699,238
Subordinated fixed rate debentures in Korean won		7,995,571		1,799,980		(1,898,791)		—		7,896,760
Fixed rate debentures in Korean won		10,791,612		6,175,300		(6,834,487)		—		10,132,425
Floating rate debentures in Korean won		803,258		765,000		(500,000)		—		1,068,258

		23,114,679		9,050,280		(11,268,278)		—		20,896,681

Debentures in foreign currencies
Floating rate debentures		1,309,606		198,478		(682,622)		(65,679)		759,783
Fixed rate debentures		2,705,167		1,034,162		(1,042,992)		(142,523)		2,553,814

		4,014,773		1,232,640		(1,725,614)		(208,202)		3,313,597

	￦	27,129,452	￦	10,282,920	￦	(12,993,892)	￦	(208,202)	￦	24,210,278

The changes in debentures based on face value for the year ended December 31, 2011, are as follows:

	2011
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		3,684,341		500,000		(760,103)		—		3,424,238
Subordinated fixed rate debentures in Korean won		7,323,268		800,000		(127,697)		—		7,995,571
Fixed rate debentures in Korean won		13,273,928		6,940,000		(9,422,316)		—		10,791,612
Floating rate debentures in Korean won		833,258		690,000		(720,000)		—		803,258

		25,214,795		8,930,000		(11,030,116)		—		23,114,679

Debentures in foreign currencies
Floating rate debentures		1,686,459		322,800		(789,143)		89,490		1,309,606
Fixed rate debentures		2,337,759		412,374		(33,217)		(11,749)		2,705,167

		4,024,218		735,174		(822,360)		77,741		4,014,773

	￦	29,239,013	￦	9,665,174	￦	(11,852,476)	￦	77,741	￦	27,129,452

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

23. Provisions

The details of provisions as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Provisions for unused loan commitments	￦	236,026	￦	259,427
Provisions for acceptances and guarantees		208,753		311,502
Provisions for financial guarantee contracts		7,383		7,959
Provisions for asset retirement obligation		65,226		60,059
Other		152,341		158,792

	￦	669,729	￦	797,739

Provisions for unused loan commitments as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	40,770,994	￦	106,025	0.26
Retail loan commitments		14,348,821		41,273	0.29
Credit line on credit cards		36,214,899		88,728	0.25

	￦	91,334,714	￦	236,026	0.26

	2011
(In millions of Korean won)	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	36,365,468	￦	102,301	0.28
Retail loan commitments		14,632,998		44,499	0.30
Credit line on credit cards		39,070,550		112,627	0.29

	￦	90,069,016	￦	259,427	0.29

Provisions for acceptances and guarantees as of December 31, 2012 and 2011, are as follows:

	2012
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,564,128	￦	33,554	2.15
Confirmed acceptances and guarantees in foreign currencies		3,609,636		75,859	2.10
Unconfirmed acceptances and guarantees		4,244,517		99,340	2.34

	￦	9,418,281	￦	208,753	2.22

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,605,167	￦	39,318	2.45
Confirmed acceptances and guarantees in foreign currencies		4,242,061		119,548	2.82
Unconfirmed acceptances and guarantees		5,695,456		152,636	2.68

	￦	11,542,684	￦	311,502	2.70

The changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	￦	259,427	￦	311,502	￦	570,929
Effects of changes in foreign exchange rate		(770)		(10,219)		(10,989)
Reversal		(22,631)		(68,777)		(91,408)
Others		—		(23,753)		(23,753)

Ending	￦	236,026	￦	208,753	￦	444,779

	2011
(In millions of Korean won)	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	￦	284,667	￦	414,254	￦	698,921
Effects of changes in foreign exchange rate		132		2,130		2,262
Reversal		(25,372)		(104,882)		(130,254)

Ending	￦	259,427	￦	311,502	￦	570,929

The changes in provisions for financial guarantee contracts for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Beginning	￦	7,959	￦	18,866
Reversal		(576)		(10,907)

Ending	￦	7,383	￦	7,959

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in provisions for asset retirement obligation for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Beginning	￦	60,059	￦	49,461
Provision		4,115		5,893
Reversal		—		(94)
Used		(1,296)		(1,845)
Unwinding of discount		2,483		2,719
Effects of changes in discount rate		(135)		3,925

Ending	￦	65,226	￦	60,059

Provisions for asset retirement obligations are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The details of other provisions as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Membership rewards program	￦	11,108	￦	13,495
Dormant accounts		16,028		11,292
Litigations		21,215		49,286
Others		103,990		84,719

	￦	152,341	￦	158,792

The changes in other provisions for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	13,495	￦	11,292	￦	49,286	￦	84,719	￦	158,792
Increase		15,958		13,998		18,073		51,799		99,828
Decrease		(18,345)		(9,262)		(46,144)		(32,528)		(106,279)

Ending	￦	11,108	￦	16,028	￦	21,215	￦	103,990	￦	152,341

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	12,437	￦	9,773	￦	6,200	￦	224,412	￦	252,822
Increase		16,759		10,377		69,479		5,081		101,696
Decrease		(15,701)		(8,858)		(26,393)		(144,774)		(195,726)

Ending	￦	13,495	￦	11,292	￦	49,286	￦	84,719	￦	158,792

24. Defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through profit or loss.

The changes in the defined benefit obligation for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Present value of defined benefit obligation (beginning)	￦	728,884	￦	491,989
Current service cost		154,905		145,397
Interest cost		31,158		24,883
Actuarial gains(losses)		41,183		40,685
Exchange difference on foreign plans		(85)		29
Benefits paid		(24,308)		(17,885)
Past service cost[1]		12,855		45,538
Curtailments		(389)		(827)
Settlements		(541)		(925)

Present value of defined benefit obligation (ending)	￦	943,662	￦	728,884

[1]	Past service cost for the year ended December 31, 2011, included ￦ 34,427 million transferred from other provisions.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in the fair value of plan assets for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Fair value of plan assets (beginning)	￦	600,396	￦	366,526
Expected return on plan assets		25,009		15,382
Actuarial gains(losses)		2,019		982
Contributions		255,078		235,736
Benefits paid		(23,596)		(17,658)
Settlements		(221)		(572)

Fair value of plan assets (ending)	￦	858,685	￦	600,396

The details of defined benefit liabilities as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Present value of defined benefit obligation	￦	943,662	￦	728,884
Fair value of plan assets		(858,685)		(600,396)
Unrecognized past service cost		(9,820)		—

Defined benefit liability	￦	75,157	￦	128,488

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Current service cost	￦	154,905	￦	145,397
Interest cost		31,158		24,883
Expected return on plan assets		(25,009)		(15,382)
Actuarial losses(gains)		39,164		39,703
Past service cost		3,035		11,111
Curtailments		(389)		(827)

Post-employment benefits[1]	￦	202,864	￦	204,885

[1]

Post-employment benefits amounting to ￦ 1,179 million and ￦ 548 million for the years ended December 31, 2012 and 2011, respectively, are recognized as other operating expense in the statements of comprehensive income.

The actual return on plan assets is ￦ 27,028 million and ￦ 16,364 million for the years ended December 31, 2012 and 2011, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of plan assets as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Time deposits	￦	858,685	￦	600,396

Key actuarial assumptions used as of December 31, 2012 and 2011, are as follows:

Ratio (%)
	2012	2011
Discount rate	3.00 ~ 3.64	3.76 ~ 4.40
Expected return on plan assets	3.20 ~ 4.19	3.71 ~ 3.91
Future salary increase rate	0.00 ~ 8.90	0.00 ~ 10.00

Mortality assumptions are based on the 2012 Korea standard mortality rates table.

The present value of defined benefits obligation, fair value of plan assets and actuarial adjustments to each items as of December 31, 2012, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2012		Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Present value of defined benefits obligation	￦	943,662	￦	728,884	￦	491,989	￦	584,404
Fair value of plan assets		(858,685)		(600,396)		(366,526)		(417,017)
Unrecognized Past service cost		(9,820)		—		—		—
Deficit in the funded plans		75,157		128,488		125,463		167,387
Experience adjustments on defined benefits obligation		20,741		24,075		(75,924)		—
Changes in assumptions to defined benefits obligation		20,442		16,610		51,018		—
Experience adjustments to plan assets		(2,019)		(982)		6,966		—

Expected contributions to plan assets for the year ending December 31, 2013, are ￦ 85,915 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

25. Other liabilities

The details of other liabilities, excluding defined benefits liabilities, as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Other financial liabilities
Other payables	￦	3,866,824	￦	3,000,703
Prepaid card and debit card		18,165		20,151
Accrued expenses		4,191,789		4,219,075
Financial guarantee liabilities		8,174		7,217
Deposits for letter of guarantees and others		114,171		154,542
Domestic exchange settlement credits		167,842		133,568
Foreign exchanges settlement credits		52,456		88,480
Borrowings from other business account		34,367		11,827
Other payables from trust accounts		2,115,603		1,918,766
Liability Incurred by agency relationship		499,249		197,537
Account for agency businesses		402,290		134,256
Dividend payables		489		—
Other payables from factored receivables		78,025		—
Others		42,424		75,983

		11,591,868		9,962,105

Other non-financial liabilities
Other payables		29,027		126,666
Unearned revenue		117,009		125,190
Accrued expenses		229,441		184,412
Deferred revenue on credit card points		111,838		106,132
Withholding taxes		121,700		154,478
Insurance liabilities		4,837,166		3,531,436
Separate account liabilities		661,782		543,819
Others		38,667		351,931

		6,146,630		5,124,064

	￦	17,738,498	￦	15,086,169

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

26. Equity

26.1 Share capital

The details of outstanding shares of the Parent Company as of December 31, 2012 and 2011, are as follows:

	Ordinary shares
	2012		2011
Number of shares authorized		1,000,000,000		1,000,000,000
Number of shares		386,351,693		386,351,693
Par value per share	￦	5,000	￦	5,000
Share capital stock[1]	￦	1,931,758	￦	1,931,758

[1]	In millions of Korean won.
26.2 Capital surplus

The details of capital surplus as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Share premium	￦	12,226,596	￦	12,226,596
Loss on sale of treasury shares		(568,544)		(568,544)
Other capital surplus		4,182,248		4,183,772

	￦	15,840,300	￦	15,841,824

The changes in the loss on sale of treasury shares for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)

2012
Beginning	Changes	Tax effect	Ending
￦ (568,544)	—	—	￦ (568,544)

(In millions of Korean won)

2011
Beginning	Changes	Tax effect	Ending
￦ (420,484)	(195,285)	47,225	￦ (568,544)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

26.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Exchange differences on translating foreign operations	￦	(27,061)	￦	(1,465)
Change in value of available-for-sale financial assets		438,760		200,275
Change in value of held-to-maturity financial assets		(1,225)		(1,652)
Shares of other comprehensive income of associates		(48,372)		(4,195)
Cash flow hedges		(2,133)		(1,321)

	￦	359,969	￦	191,642

26.4 Retained earnings

The details of retained earnings as of December 31, 2012 and 2011, consist of:

(In millions of Korean won)	2012		2011
Legal reserves[1]	￦	124,014	￦	124,014
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		5,271,477		3,846,737

	￦	6,377,491	￦	4,952,751

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

The details of the regulatory reserve for credit losses as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	￦	2,136,367	￦	1,816,074
Non-controlling interests		1,184		643

	￦	2,137,551	￦	1,816,717

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The adjustments to the regulatory reserve for credit losses as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won, except earnings per share)	2012		2011
Provision(reversal) of regulatory reserve for credit losses	￦	320,293	￦	512,975
Adjusted profit after provision(reversal) of regulatory reserve for credit losses[1]		1,382,620		1,860,051
Adjusted basic earnings per share after provision (reversal) of regulatory reserve for credit losses[1]		3,579		5,064
Adjusted diluted earnings per share after provision (reversal) of regulatory reserve for credit losses[1]		3,568		5,052

[1]

Adjusted profit after provision(reversal) of regulatory reserve for credit losses is not accordance with K-IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

27. Net Interest Income

The details of interest income and interest expense for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Interest income
Due from financial institutions	￦	160,030	￦	74,663
Loans		12,383,831		12,226,763
Financial investments
Available-for-sale financial assets		801,565		775,783
Held-to-maturity financial assets		626,763		693,605
Other		183,636		185,443

		14,155,825		13,956,257

Interest expenses
Deposits		5,318,726		4,944,615
Debts		394,812		324,076
Debentures		1,257,316		1,508,328
Other		69,058		74,726

		7,039,912		6,851,745

Net interest income	￦	7,115,913	￦	7,104,512

Interest income recognized on impaired loans and financial investments amounts to ￦ 124,183 million (2011: ￦ 121,221 million) and ￦ 200 million (2011: ￦ 200 million), respectively, for the years ended December 31, 2012 and 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

28. Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Fee and commission income
Banking activity fees	￦	169,244	￦	188,652
Lending activity fees		89,964		88,521
Credit card related fees and commissions		1,179,618		1,142,306
Debit card related fees and commissions		217,870		192,686
Agent activity fees		286,600		238,216
Trust and other fiduciary fees		171,746		165,772
Fund management related fees		81,477		75,699
Guarantee fees		33,594		34,181
Foreign currency related fees		108,611		114,722
Commissions from transfer agent services		174,829		211,776
Other business account commission on consignment		30,354		173,893
Securities brokerage fees		67,858		57,435
Other		166,903		145,895

		2,778,668		2,829,754

Fee and commission expense
Trading activity related fees[1]		14,962		3,498
Lending activity fees		6,605		2,743
Credit card related fees and commissions		997,368		842,294
Outsourcing related fees		62,153		61,551
Foreign currency related fees		11,638		18,003
Management fees of written-off loans		3,169		6,331
Other		90,132		100,584

		1,186,027		1,035,004

Net fee and commission income	￦	1,592,641	￦	1,794,750

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

29. Net gains or losses on financial assets/liabilities at fair value through profit or loss

29.1 Net gains or losses on financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	301,432	￦	284,225
Equity securities		107,732		70,345

		409,164		354,570

Derivatives held for trading
Interest rate		946,936		970,825
Currency		2,726,277		4,194,484
Stock or stock index		685,454		365,123
Credit		—		1,107
Commodity		486		2,421
Other		10,482		3,775

		4,369,635		5,537,735

Financial liabilities held for trading		69,866		48,483

Other financial instruments		48		1,046

	￦	4,848,713	￦	5,941,834

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	63,291	￦	76,661
Equity securities		69,814		96,571

		133,105		173,232

Derivatives held for trading
Interest rate		961,535		1,011,068
Currency		2,275,295		3,308,219
Stock or stock index		665,037		305,610
Credit		—		848
Commodity		506		2,238
Other		11,582		3,260

		3,913,955		4,631,243

Financial liabilities held for trading		113,929		107,786

Other financial instruments		35		816

		4,161,024		4,913,077

Net gains or losses on financial instruments held for trading	￦	687,689	￦	1,028,757

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

29.2 Net gains or losses on financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	￦	117,213	￦	6,231
Financial liabilities designated at fair value through profit or loss		5,230		66,126

		122,443		72,357

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		6,753		57,084
Financial liabilities designated at fair value through profit or loss		152,176		8,163

		158,929		65,247

Net gains or losses on financial instruments designated at fair value through profit or loss	￦	(36,486)	￦	7,110

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

30. Other operating income and expenses

The details of other operating income and expenses for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	480	￦	118
Gains on sale of available-for-sale financial assets		149,833		551,506

		150,313		551,624

Revenue related to held-to-maturity financial assets
Reversal of impairment losses on held-to-maturity financial assets		—		117

		—		117

Gains on foreign exchange transactions		1,095,999		1,562,633
Income related to insurance		1,730,466		1,011,089
Dividend income		91,882		94,391
Others		321,442		464,340

		3,390,102		3,684,194

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		11		22
Loss on sale of available-for-sale financial assets		16,877		19,038
Impairment on available-for-sale financial assets		281,053		51,072

		297,941		70,132

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		154		150

		154		150

Loss on foreign exchanges transactions		1,412,769		2,208,390
Expense related to insurance		1,822,178		1,088,357
Others		1,312,330		1,409,174

		4,845,372		4,776,203

Net other operating income (expenses)	￦	(1,455,270)	￦	(1,092,009)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

31. General and administrative expenses

31.1 General and administrative expenses

The details of general and administrative expenses for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011[1]
Employee Benefits
Salaries and short-term employee benefits - salaries	￦	1,600,144	￦	1,657,823
Salaries and short-term employee benefits - others		656,772		521,894
Post employment benefits - defined benefit plans		201,685		204,337
Post employment benefits - defined contribution plans		5,463		4,005
Termination benefits		(3,960)		12,308
Share-based payments(reversal)[2]		13,871		(7,609)

		2,473,975		2,392,758

Depreciation and amortization		328,365		342,493

Other general and administrative expenses
Rental expense		276,813		255,760
Tax and dues		72,228		144,716
Communication		53,583		73,531
Electricity and utilities		24,946		23,535
Publication		20,764		23,308
Repairs and maintenance		13,447		15,576
Vehicle		12,330		11,392
Travel		5,701		5,405
Training		22,443		25,300
Service fees		106,272		99,706
Others		474,418		518,328

		1,082,945		1,196,557

	￦	3,885,285	￦	3,931,808

[1]	Other general and administrative expenses for the year ended December 31, 2011, reclassified as employee benefits, amount to ￦ 521,894 million.
[2]	Reversal of share-based payments was due to the decrease in share price.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

31.2 Share-based payments

31.2.1 Share options

The details of the share options as of December 31, 2012, are as follows:

(In number of shares)	Grant date	Exercise period (Years)	Granted shares[1]	Vesting conditions
Series 15-1	2005.03.18	8	165,000	Service period: 3 years[3]
Series 15-2	2005.03.18	8	690,000	Service period: 3 years[4]
Series 17	2005.07.22	8	30,000	Service period: 3 years[4]
Series 18	2005.08.23	8	15,000	Service period: 3 years[4]
Series 19	2006.03.24	8	930,000	Service period: 1, 2, 3 years[2]
Series 20	2006.04.28	8	30,000	Service period: 3 years[2]
Series 21	2006.10.27	8	20,000	Service period: 2 years[2]
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years[2]
Series 23	2007.03.23	8	30,000	Service period: 3 years[2]

			2,765,000

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
[2]	The exercise price is indexed to the sum of the major competitors’ total market capitalization.
[3]	The exercise price is indexed to the banking industry index.
[4]	The exercisability and number of shares are linked to certain performance conditions for the service period.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in the number of granted share options and the weighted average exercise price for the years ended December 31, 2012 and 2011, are as follows:

	2012
	Number of granted shares								Number of exercisable shares		Exercise price per share	Remaining contractual life(Years)
(In Korean won, except shares)	Beginning		Exercised		Expired		Ending
Series 12		54,250		—		54,250		—		—	—	—
Series 13-1		20,000		—		20,000		—		—	—	—
Series 15-1		125,362		—		—		125,362		125,362	54,656	0.21
Series 15-2		440,928		—		—		440,928		440,928	46,800	0.21
Series 17		29,441		—		—		29,441		29,441	49,200	0.56
Series 18		7,212		—		—		7,212		7,212	53,000	0.64
Series 19		751,651		—		—		751,651		751,651	77,063	1.23
Series 20		25,613		—		—		25,613		25,613	81,900	1.32
Series 21		18,987		—		—		18,987		18,987	76,600	1.82
Series 22		657,498		—		—		657,498		657,498	77,100	2.11
Series 23		15,246		—		—		15,246		15,246	84,500	2.22

		2,146,188		—		74,250		2,071,938		2,071,938

Weighted average exercise price	￦	68,144	￦	—	￦	46,787	￦	68,909	￦	68,909

	2011
	Number of granted shares								Number of exercisable shares		Exercise price per share	Remaining contractual life(Years)
(In Korean won, except shares)	Beginning		Exercised		Expired		Ending
Series 10-1		40,063		23,385		16,678		—		—	—	—
Series 10-2		51,303		51,303		—		—		—	—	—
Series 11		5,091		5,091		—		—		—	—	—
Series 12		54,250		—		—		54,250		54,250	46,100	0.11
Series 13-1		20,000		—		—		20,000		20,000	48,650	0.23
Series 15-1		125,362		—		—		125,362		125,362	54,656	1.21
Series 15-2		450,928		10,000		—		440,928		440,928	46,800	1.21
Series 16		8,827		8,827		—		—		—	—	—
Series 17		29,441		—		—		29,441		29,441	49,200	1.56
Series 18		7,212		—		—		7,212		7,212	53,000	1.65
Series 19		751,651		—		—		751,651		751,651	77,063	2.33
Series 20		25,613		—		—		25,613		25,613	81,900	2.33
Series 21		18,987		—		—		18,987		18,987	76,600	2.82
Series 22		657,498		—		—		657,498		657,498	77,100	3.11
Series 23		15,246		—		—		15,246		15,246	84,500	3.23
Series Kookmin Credit Card -1		22,146		—		22,146		—		—	—	—
Series Kookmin Credit Card -2		9,990		—		9,990		—		—	—	—

		2,293,608		98,606		48,814		2,146,188		2,146,188

Weighted average exercise price	￦	67,108	￦	40,630	￦	75,058	￦	68,144	￦	68,144

The weighted-average share price for share options exercised during the year ended December 31, 2011, was ￦ 57,960.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

(In Korean won)	Share price		Weighted average exercise price		Expected volatility (%)	Option’s expected life (Years)	Expected dividends		Risk free interest rate (%)	Fair value
Series 15-1 (Directors)	￦	37,200	￦	54,656	12.63	0.11	￦	33	2.78	—
Series 15-2 (Directors)		37,200		46,800	12.63	0.11		33	2.78	—
Series 15-2 (Employees)		37,200		46,800	12.63	0.11		33	2.78	—
Series 17 (Directors)		37,200		49,200	20.97	0.28		86	2.78	11
Series 18 (Employees)		37,200		53,000	23.46	0.32		100	2.78	6
Series 19 (Directors)		37,200		76,726	22.99	0.61		189	2.78	—
Series 19 (Employees)		37,200		77,390	18.90	0.15		47	2.78	—
Series 20 (Employees)		37,200		81,900	21.49	0.25		77	2.78	—
Series 21 (Employees)		37,200		76,600	24.73	0.75		230	2.78	3
Series 22 (Directors)		37,200		77,100	25.85	1.05		323	2.78	12
Series 22 (Employees)		37,200		77,100	26.04	1.03		316	2.78	14
Series 23 (Non-executive directors)		37,200		84,500	27.27	1.11		340	2.78	9

The option’s expected life is separately estimated for employees and directors using actual historical behavior and projected future behavior to reflect the effects of expected early exercise. Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option. To reflect the changes in exercise price which is indexed to the sum of the major competitors’ total market capitalization, cross volatility is used in calculating the expected volatility.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

31.2.2 Share Grants

The Group changed the scheme of share-based payment from share options to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of the share grants as of December 31, 2012, are as follows:

(In number of shares)

Share grants	Grant date	Number of granted shares[1]	Vesting conditions
(KB Financial Group Inc.)
Series 1	2008.09.29	2,543	Services fulfillment , Achievement of targets on the basis of market and non-market performance [2]
Series 2	2009.03.27	3,090	Service fulfillment [3]
Series 3	2010.01.01	32,256	Services fulfillment, Achievement of targets on the basis of market and non-market performance [4,1][0]
Series 4	2010.07.13	218,944	Services fulfillment, Achievement of targets on the basis of market and non-market performance [5,1][0]
Series 5	2010.12.23	13,260	Services fulfillment, Achievement of targets on the basis of market and non-market performance [6,1][0]
Series 6	2011.08.10	8,183	Services fulfillment, Achievement of targets on the basis of market and non-market performance [6,1][0]
Series 7	2012.01.01	42,568	Services fulfillment, Achievement of targets on the basis of market and non-market performance [4],1[0]

		320,844

(Kookmin Bank)
Series 23	2010.07.29	73,650	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,1][0]
Series 24	2010.08.03	25,707	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,1][0,11]
Series 25	2010.08.12	18,472	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,1][0]

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Series 27	2010.09.20	6,222	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,1][0]
Series 28	2010.12.21	50,310	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,1][0]
Series 29	2010.12.23	5,559	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,1][0]
Series 31	2011.01.03	16,479	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8],1[0]
Series 32	2011.03.24	7,986	Services fulfillment, Achievement of targets on the basis of non-market performance [9],1[0]
Series 33	2011.07.07	6,025	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,1][0]
Series 34	2011.08.10	10,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,1][0]
Series 35	2011.10.12	8,846	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,1][0]
Series 36	2011.10.18	8,596	Services fulfillment, Achievement of targets on the basis of market and non-market performance [1][0,12]
Series 37	2011.12.23	68,310	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8],1[0]
Series 38	2012.01.01	171,100	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8],1[0]
Series 39	2012.01.08	120,176	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8],1[0]
Series 40	2012.08.01	8,978	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8],1[0]
Series 41	2012.08.02	36,938	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8],1[0]
Series 42	2012.09.20	8,244	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8],1[0]
Series 43	2012.11.26	13,918	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8],1[0]

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Grant deferred in 2010	—	10,392	Satisfied
Grant deferred in 2011	—	26,884	Satisfied
Grant deferred in 2012	—	13,547	Satisfied

		716,581

(Other subsidiaries)
Share granted in 2010		33,822	Services fulfillment, Achievement of targets on the basis of market and non-market performance [1][3]
Share granted in 2011		38,931	Services fulfillment, Achievement of targets on the basis of market and non-market performance [1][3]
Share granted in 2012		63,976	Services fulfillment, Achievement of targets on the basis of market and non-market performance [1][3]

		136,729

		1,174,154

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]

The vesting condition is to fulfill the remaining contracted service period. The number of certain granted shares to be compensated is determined based on the fulfillment of service requirements. The 30%, 30% and 40% of the number of certain granted shares to be compensated are determined upon the accomplishment of the targeted KPIs, the targeted financial results of the Group and the targeted relative TSR, respectively.

[3]	The number of granted shares to be compensated is determined based on fulfillment of service requirements.
[4]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of targeted KPIs, targeted financial results of the Group and targeted relative TSR, respectively. However, 50% of certain granted shares will be compensated based on the accomplishment of targeted KPIs and the remaining 50% of those shares will be compensated based on the accomplishment of targeted relative TSR.

[5]

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted relative EPS ratio and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of targeted KPIs, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative EPS ratio, the targeted relative TSR and qualitative indicators, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

[6]

The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted KPIs and the targeted financial results of the Group, respectively.

[7]

The 40%, 40% and 20% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted relative EPS ratio and qualitative indicators, such as a trend of ROA of last two years, respectively.

[8]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPIs, the targeted financial results of the Kookmin Bank and the targeted relative TSR, respectively.

[9]	The number of granted shares to be compensated is not linked to performance, but fixed.
[10]	Certain portion of the granted shares is compensated over a maximum period of three-years.
[11]	Fair value of compensation per granted share is confirmed.
[12]	Half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other is determined by the targeted KPIs.
[13]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPIs, subsidiary’s MOU with the Group and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated are determined based on subsidiary’s MOU with the Group and the targeted relative TSR, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of share grants linked to short-term performance as of December 31, 2012, are as follows:

	Grant date	Number of vested shares[1]	Vesting conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	6,149	Satisfied
Share granted in 2011	2011.01.01	19,279	Satisfied
Share granted in 2012	2012.01.01	24,257	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	54,858	Satisfied
Share granted in 2011	2011.01.01	142,778	Satisfied
Share granted in 2012	2012.01.01	179,905	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 1-4	0.22	2.78	—	37,800
Series 2-3	0.22	2.78	—	37,800
Series 3-1	0.25~1.00	2.78	—	37,117~38,564
Series 3-2	0.25~2.00	2.78	—	37,117~39,366
Series 3-3	0.25~1.00	2.78	—	37,117~38,564
Series 4-1	0.53~3.53	2.78	5,401	38,961~40,501
Series 4-2	0.53~3.53	2.78	5,874	38,961~40,501
Series 4-3	0.25~3.00	2.78	37,117	37,117~40,159
Series 4-4	0.25~3.00	2.78	37,117	37,117~40,159
Series 4-5	0.25~3.00	2.78	37,117	37,117~40,159
Series 5-1	0.25~2.00	2.78	—	37,117~39,366
Series 6-1	1.00~4.00	2.78	8,321	37,616~40,925
Series 7-1	1.00~4.00	2.78	17,835	37,616~40,925
(Kookmin Bank)
Series 23	0.53~3.53	2.78	5,713	37,635~40,501
Series 24	0.25~3.00	2.78	—	37,117~40,159
Series 25	0.53~3.53	2.78	5,673	37,635~40,501
Series 27	0.25~3.00	2.78	—	37,117~40,159
Series 28	0.25~3.00	2.78	—	37,117~40,159
Series 29	0.25~3.00	2.78	—	37,117~40,159

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Series 31	0.25~3.00	2.78	—	37,117~40,159
Series 32	1.22~4.23	2.78	—	37,451~40,894
Series 33	0.50~4.00	2.78	5,117	37,743~40,925
Series 34	0.61~4.00	2.78	8,454	37,666~40,925
Series 35	1.00~4.00	2.78	10,764	37,616~40,925
Series 36	1.00~4.00	2.78	11,559	37,616~40,925
Series 37	1.00~4.00	2.78	17,351	37,616~40,925
Series 38	1.00~4.00	2.78	17,835	37,616~40,925
Series 39	1.00~4.00	2.78	17,591	37,616~40,925
Series 40	1.58~5.00	2.79	23,052	37,283~41,706
Series 41	1.58~5.00	2.79	23,100	37,396~41,706
Series 42	1.72~5.00	2.79	17,946	37,471~41,706
Series 43	1.90~5.00	2.80	17,739	37,363~41,706
Grant deferred in 2010	0.25~1.00	2.78	—	38,529~39,366
Grant deferred in 2011	0.25~2.00	2.78	—	38,056~39,366
Grant deferred in 2012	0.25~2.00	2.78	—	38,564~39,366
(Other subsidiaries)
Share granted in 2010	0.25~0.65	2.78	0~37,117	37,117~37,801
Share granted in 2011	1.00~1.35	2.78~2.79	4,482~11,720	37,450~37,616
Share granted in 2012	2.00~2.54	2.80~2.82	19,787~25,616	36,989~37,291
Linked to short term performance
(KB Financial Group Inc.)
Share granted in 2010	0.25~1.00	2.78	—	37,117~38,564
Share granted in 2011	0.25~2.00	2.78	—	37,117~39,366
Share granted in 2012	1.00~3.00	2.78	—	38,564~40,159
(Kookmin Bank)
Share granted in 2010	0.25~1.00	2.78	—	37,117~38,564
Share granted in 2011	0.25~2.00	2.78	—	37,117~39,366
Share granted in 2012	1.00~3.00	2.78	—	38,564~40,159

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price as of December 31, 2012, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate. The Group used the historical data of Kookmin Bank for the period before the Parent Company was incorporated.

As of December 31, 2012 and 2011, the accrued expenses related to share-based payments including share options and share grants amounted to ￦ 63,315 million and ￦ 27,236 million, respectively, and the compensation costs from share options and share grants amounts to ￦ 13,871 million for the year ended December 31, 2012 and amounting ￦ 7,609 million were reversed for the years ended December 31, 2011. There is no intrinsic value of the vested share options as of December 31, 2012 and 2011, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

32. Non-operating income and expenses

The details of non-operating income and expenses for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Non-operating income
Gains of disposal in property and equipment	￦	5,840	￦	313
Rent received		4,349		3,678
Others		51,328		56,580

		61,517		60,571

Non-operating expenses
Losses of disposal in property and equipment		426		768
Donation		80,448		77,889
Restoration cost		945		1,981
Others		116,232		122,424

		198,051		203,062

Net non-operating income(expense)	￦	(136,534)	￦	(142,491)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

33. Tax expense

Income tax expense for the years ended December 31, 2012 and 2011, consists of:

(In millions of Korean won)	2012		2011
Tax payable
Current tax expense	￦	695,135	￦	816,051
Adjustments recognized in the period for current tax of prior years		18,017		3,639

		713,152		819,690

Changes in deferred income tax assets (liabilities)		(86,976)		(80,996)

Income tax recognized directly in equity		(76,836)		93,540
Exchange differences on translating foreign operations		—		(11)
Change in value of available-for-sale financial assets		(78,003)		46,303
Change in value of held-to-maturity financial assets		(240)		(249)
Share of other comprehensive income of associates		362		31
Cash flow hedges		1,025		241
Losses on Sale of Treasury Stock		—		47,225
Others		20		—

Tax expense	￦	549,340	￦	832,234

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2012 and 2011, follows:

(In millions of Korean won)	Proportion (%)	2012		2011
Net profit before income tax		￦	2,261,328	￦	3,260,806

Tax at the applicable tax rate[1]	24.18	￦	546,779	￦	789,089
Non-taxable income	(0.28)		(6,291)		(14,325)
Non-deductible expense	0.59		13,268		16,220
Tax credit and tax exemption	(0.01)		(187)		(2,198)
Temporary difference for which no deferred tax is recognized	0.07		1,633		(2,567)
Deferred tax relating to changes in recognition and measurement	(0.32)		(7,289)		(8,459)
Income tax refund for tax of prior years	(0.88)		(19,870)		23,479
Income tax expense of overseas branch	0.75		16,929		18,308
Effects from change in tax rate	0.04		941		16,436
Others	0.15		3,427		(3,749)

Tax expense	24.29	￦	549,340	￦	832,234

[1]

Applicable income tax rate for ￦ 200 million and below is 11%, for ￦ 200 million to ￦ 20 billion is 22% and for over ￦ 20 billion is 24.2% as of December 31, 2012. In addition, for ￦ 200 million and below is 11%, for over ￦ 200 million is 24.2% as of December 31, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of current tax assets (income tax refund receivables) and current tax liabilities (income tax payables), as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables	￦	(429,676)	￦	415,156	￦	(14,520)
Income tax payables		679,822		(415,156)		264,666

	2011
(In millions of Korean won)	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables	￦	(228,579)	￦	216,981	￦	(11,598)
Income tax payables		805,806		(216,981)		588,825

34. Dividends

The dividends paid to the shareholders of the Parent Company in 2012 and 2011 were ￦ 278,173 million (￦ 720 per share) and ￦ 41,163 million (￦ 120 per share), respectively. The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2012, of ￦ 600 per share, amounting to total dividends of ￦ 231,811 million, is to be proposed at the annual general meeting on March 22, 2013. The Group’s consolidated financial statements as of December 31, 2012, do not reflect this dividend payable.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

35. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Exchange differences on translating foreign operations	￦	(1,465)	￦	(25,596)	￦	—	￦	—	￦	(27,061)
Change in value of available-for-sale financial assets		200,275		386,966		(70,478)		(78,003)		438,760
Change in value of held-to-maturity financial assets		(1,652)		671		(4)		(240)		(1,225)
Shares of other comprehensive income of associates		(4,195)		(44,491)		(48)		362		(48,372)
Cash flow hedges		(1,321)		(26,837)		25,000		1,025		(2,133)

	￦	191,642	￦	290,713	￦	(45,530)	￦	(76,856)	￦	359,969

	2011
(In millions of Korean won)	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Exchange differences on translating foreign operations	￦	(6,957)	￦	5,503	￦	—	￦	(11)	￦	(1,465)
Change in value of available-for-sale financial assets		443,389		(37,308)		(252,109)		46,303		200,275
Change in value of held-to-maturity financial assets		(2,098)		699		(4)		(249)		(1,652)
Shares of other comprehensive income of associates		(3,762)		(464)		—		31		(4,195)
Cash flow hedges		—		21,631		(23,193)		241		(1,321)

	￦	430,572	￦	(9,939)	￦	(275,306)	￦	46,315	￦	191,642

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

36. Earnings per share

36.1 Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the years ended December 31, 2012 and 2011.

Weighted average number of ordinary shares outstanding:

	2012
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Beginning (A)	386,351,693	366	141,404,719,638

Weighted average number of ordinary shares outstanding [(B) =(A)/366]			386,351,693

	2011
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Beginning (A)	386,351,693	365	141,018,367,945
Treasury shares (B)	43,322,704	13	563,195,152
	40,984,474	28	1,147,565,272
	37,463,510	42	1,573,467,420
	34,966,962	105	3,671,531,010
			6,955,758,854

Total outstanding shares [(C)=(A)-(B)]			134,062,609,091

Weighted average number of ordinary shares outstanding [(D) =(C)/365]			367,294,819

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Basic earnings per share:

(in Korean won and in number of shares)	2012
Profit attributable to ordinary shares (E)	￦	1,702,913,550,877
Weighted average number of ordinary shares outstanding (F)		386,351,693
Basic earnings per share [(G)=(E)/(F)]	￦	4,408

(in Korean won and in number of shares)	2011
Profit attributable to ordinary shares (E)	￦	2,373,026,068,477
Weighted average number of ordinary shares outstanding (F)		367,294,819
Basic earnings per share [(G)=(E)/(F)]	￦	6,461

36.2 Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit for diluted earnings per share:

(In Korean won)	2012
Profit attributable to ordinary shares	￦	1,702,913,550,877
Adjustment		—
Adjusted profit for diluted earnings per share	￦	1,702,913,550,877

(In Korean won)	2011
Profit attributable to ordinary shares	￦	2,373,026,068,477
Adjustment		—
Adjusted profit for diluted earnings per share	￦	2,373,026,068,477

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	2012	2011
Weighted average number of ordinary shares outstanding	386,351,693	367,294,819
Adjustment
Share grants	1,193,606	884,974
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,545,299	368,179,793

Diluted earnings per share:

(in Korean won and in number of shares)	2012
Adjusted profit for diluted earnings per share	￦	1,702,913,550,877
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,545,299
Diluted earnings per share	￦	4,394

(in Korean won and in number of shares)	2011
Adjusted profit for diluted earnings per share	￦	2,373,026,068,477
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		368,179,793
Diluted earnings per share	￦	6,445

37. Insurance Contracts

37.1 Insurance liabilities

The details of insurance liabilities presented within other liabilities as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Individual insurance
Pure Endowment insurance	￦	3,281,701	￦	2,159,534
Death insurance		63,821		54,008
Joint insurance		1,470,755		1,301,139
Group insurance		1,285		266
Other		19,604		16,489

	￦	4,837,166	￦	3,531,436

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in insurance liabilities for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)

	2012
	Individual insurance
	Pure Endowment insurance		Death insurance		Joint insurance		Group insurance		Other[1]		Total
Beginning	￦	2,159,534	￦	54,008	￦	1,301,139	￦	266	￦	16,489	￦	3,531,436
Provision		1,122,167		9,813		169,616		1,019		3,115		1,305,730

Ending	￦	3,281,701	￦	63,821	￦	1,470,755	￦	1,285	￦	19,604	￦	4,837,166

(In millions of Korean won)

	2011
	Individual insurance
	Pure Endowment insurance		Death insurance		Joint insurance		Group insurance		Other[1]		Total
Beginning	￦	1,640,681	￦	51,166	￦	1,152,599	￦	234	￦	13,496	￦	2,858,176
Provision		518,853		2,842		148,540		32		2,993		673,260

Ending	￦	2,159,534	￦	54,008	￦	1,301,139	￦	266	￦	16,489	￦	3,531,436

[1]	Consists of policyholders’ profit dividend reserve, reserve for compensation for losses on dividend-paying insurance contracts and others.

37.2 Insurance assets

The details of insurance assets presented within other assets as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Reinsurance assets	￦	3,751	￦	2,146
Deferred acquisition costs		151,925		126,304

	￦	155,676	￦	128,450

The changes in reinsurance assets for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Beginning	￦	2,146	￦	690
Increase (decrease)		1,605		1,456

Ending	￦	3,751	￦	2,146

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in deferred acquisition costs for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Beginning	￦	126,304	￦	71,407
Increase		106,959		102,476
Amortization		(81,338)		(47,579)

Ending	￦	151,925	￦	126,304

37.3 Insurance premiums and reinsurance

The details of insurance premiums for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	1,307,974	￦	19,547	￦	352,482	￦	3,967	￦	39,081	￦	1,723,051
Reinsurance premiums paid		(196)		(2,637)		(133)		(892)		(8,354)		(12,212)

Net premiums earned	￦	1,307,778	￦	16,910	￦	352,349	￦	3,075	￦	30,727	￦	1,710,839

	2011
(In millions of Korean won)	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	651,281	￦	7,073	￦	339,204	￦	1,640	￦	8,173	￦	1,007,371
Reinsurance premiums paid		(333)		(773)		(161)		(1,373)		(2,056)		(4,696)

Net premiums earned	￦	650,948	￦	6,300	￦	339,043	￦	267	￦	6,117	￦	1,002,675

The details of reinsurance transactions for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)

	2012
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
Individual	￦	2,966	￦	1,150	￦	1,000	￦	2,150
Group		892		1,138		—		1,138
Others		8,354		4,127		—		4,127

	￦	12,212	￦	6,415	￦	1,000	￦	7,415

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)

	2011
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
Individual	￦	1,268	￦	623	￦	674	￦	1,297
Group		1,372		1,133		—		1,133
Others		2,056		1,288		—		1,288

	￦	4,696	￦	3,044	￦	674	￦	3,718

Insurance expenses for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	2,659	￦	1,637	￦	6,232	￦	2,775	￦	2,423	￦	15,726
Dividend expense		154		12		—		—		—		166
Refund expense		202,965		4,043		183,061		215		—		390,284
Provision		1,122,167		9,813		169,616		1,019		3,115		1,305,730

		1,327,945		15,505		358,909		4,009		5,538		1,711,906

Reinsurance claims		(184)		(898)		(68)		(1,138)		(4,127)		(6,415)

Net insurance expense	￦	1,327,761	￦	14,607	￦	358,841	￦	2,871	￦	1,411	￦	1,705,491

	2011
(In millions of Korean won)	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	2,010	￦	670	￦	25,201	￦	1,663	￦	206	￦	29,750
Dividend expense		73		11		1		—		—		85
Refund expense		150,627		3,565		171,090		276		—		325,558
Provision		518,853		2,842		148,540		32		2,993		673,260

		671,563		7,088		344,832		1,971		3,199		1,028,653

Reinsurance claims		(106)		(433)		(84)		(1,133)		(1,288)		(3,044)

Net insurance expense	￦	671,457	￦	6,655	￦	344,748	￦	838	￦	1,911	￦	1,025,609

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

37.4 Insurance risk

Summary of insurance risk

Insurance risk is the risk of loss arising from the actual risk at the time of claims exceeding the estimated risk at the time of underwriting. Insurance risk is classified by insurance price risk and policy reserve risk.

Insurance price risk is the risk of loss arising from differences between premiums from policyholders and actual claims paid.

Policy reserve risk is the risk of loss arising from differences between policy reserves the Group holds and actual claims to be paid.

Concentration of insurance risk and reinsurance policy

The Group uses reinsurance with the intent to expand the ability of underwriting insurance contracts through mitigating the exposure to insurance risk, and generates synergy by joint development of products, management discipline and collecting information on foreign markets.

The Group cedes reinsurance for mortality, illness and other risks arising from insurance contracts where the Group has little experience for a necessary period of time required to accumulate experience.

The Group’s Reinsurance is ceded through the following process:

i.	In the decision-making process of launching a new product, the Group makes a decision on ceding reinsurance. Subsequently, a reinsurer is selected through bidding, agreements with the relevant departments and final approval by the executive management.

ii.	The reinsurance department analyzes the object of reinsurance, the maximum limit of reinsurance and the loss ratio with the relevant departments.

The characteristic and exposure of insurance price risk

The insurance risk of a life insurance company is measured by insurance price risk. As the life insurance coverage is in form of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long, the policy reserve risk is managed by assessments of adequacy of the policy reserve.

The Group measures the exposure of insurance price risk as the shortfall of the risk premiums received compared to the claims paid on all insurance contracts for the last 12 months preceding the reporting date.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The maximum exposure of premium risk as of December 31, 2012 and 2011, follows:

	2012
(In millions of Korean won)	Before reinsurance mitigation		After reinsurance mitigation
Mortality	￦	8,016	￦	5,905
Disability		509		176
Hospitalization		821		507
Operation and diagnosis		1,914		911
Actual losses for medical expense		121		43
Other		86		66

	￦	11,467	￦	7,608

	2011
(In millions of Korean won)	Before reinsurance mitigation		After reinsurance mitigation
Mortality	￦	5,091	￦	3,068
Disability		633		485
Hospitalization		676		509
Operation and diagnosis		1,162		908
Actual losses for medical expense		60		32
Other		84		65

	￦	7,706	￦	5,067

Average ratios of claims paid per risk premium received on the basis of exposure before mitigation for the past three years as of December 31, 2012 and 2011, were 68% and 68%, respectively.

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2012 and 2011, are as follows:

	2012				2011
(In millions of Korean won)	Policyholders reserve		Guarantee reserve		Policyholders reserve		Guarantee reserve
Variable annuity	￦	524,903	￦	3,937	￦	459,174	￦	3,444
Variable universal		117,397		59		70,533		35

	￦	642,300	￦	3,996	￦	529,707	￦	3,479

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Premium reserves and unearned premium reserves classified based on each residual maturity as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)

	2012
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 Years or more		Total
Premium reserves	￦	156,070	￦	276,101	￦	1,615,643	￦	270,973	￦	345,853	￦	2,109,936	￦	4,774,576
Unearned premium reserves		741		—		2		—		2		4		749

(In millions of Korean won)

	2011
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 Years or more		Total
Premium reserves	￦	67,027	￦	213,331	￦	1,198,711	￦	294,585	￦	319,018	￦	1,389,754	￦	3,482,426
Unearned premium reserves		35		—		2		—		2		4		43

38. Trust Accounts

Financial information of the trust accounts the Group manages as of December 31, 2012 and 2011, follows:

	2012				2011
(In millions of Korean won)	Total assets		Operating revenues		Total assets		Operating revenues[1]
Consolidated	￦	27,844	￦	4,325	￦	28,505	￦	4,139
Non-consolidated		41,600,085		3,321,017		46,181,817		2,402,180

	￦	41,627,929	￦	3,325,342	￦	46,210,322	￦	2,406,319

[1]

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Significant transactions between the Group and the trust accounts for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Revenues
Fees and commissions from trust accounts	￦	171,746	￦	165,772
Interest income from loans on trust accounts		16,071		9,327
Commissions from early termination in trust accounts		157		226

		187,974		175,325

Expenses
Interest expenses due to trust accounts		54,911		59,891

Assets
Accrued trust fees		33,900		37,418
Due from trust accounts		206,138		264,211

		240,038		301,629

Liabilities
Due to trust accounts		2,115,603		1,918,766
Accrued interest on due to trust accounts		4,264		6,204

	￦	2,119,867	￦	1,924,970

As of December 31, 2012 and 2011, the carrying amounts of the trust accounts for which the Group guarantees payment of principal are as follows:

(In millions of Korean won)	2012		2011
Old age pension	￦	4,089	￦	5,267
Personal pension		1,729,349		1,715,696
Pension trust		1,344,484		1,183,155
Retirement trust		25,136		132,823
New personal pension		83,303		82,493
New old age pension		10,283		12,963

	￦	3,196,644	￦	3,132,397

[1]

The carrying amount of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

As of December 31, 2012 and 2011, there is no amount the Group has to pay in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

39. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Cash	￦	2,041,649	￦	1,840,829
Checks with other banks		808,461		781,269
Due from Bank of Korea		3,215,181		3,942,158
Due from other financial institutions		4,503,059		2,613,869

		10,568,350		9,178,125

Restricted due from financial institutions		(3,642,713)		(4,171,213)
Due from financial institutions with original maturities over three-months		(361,914)		(266,108)

		(4,004,627)		(4,437,321)

	￦	6,563,723	￦	4,740,804

Significant non-cash transactions for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Decrease in loans due to the write-offs	￦	2,197,135	￦	2,181,414
Changes in other comprehensive income due to valuation of investment securities		249,647		(242,668)
Increase in available-for-sale financial assets from debt-equity swap		1,388		1,914

Cash inflow and outflow from income tax, interest and dividends for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	Activity	2012	2011
Income tax paid (refund)	Operating	838,073	￦	(121,533)
Interest received	Operating	14,434,239		14,384,913
Interest paid	Operating	7,158,510		6,830,541
Dividends received	Operating	91,587		98,212
Dividends paid	Financing	278,173		41,163
Dividends paid on hybrid capital instrument	Financing	—		46,331

Cash flows generated by business combination

As of the acquisition date, the Group acquired cash and cash equivalents amounting to ￦ 40,575 million through the purchase & assumption(P&A) deal for selected assets and liabilities of Jeil Savings Bank Co., Ltd., and no consideration was transferred.

.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

40. Contingent liabilities and commitments

Acceptances and guarantees as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for corporate purchasing card	￦	17	￦	70,134
Acceptances and guarantees for KB purchasing loan		546,480		684,445
Bid bond		—		402
Performance bond		—		649
Other acceptances and guarantees		1,017,631		849,537

		1,564,128		1,605,167

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		204,764		411,145
Letter of guarantees		66,535		57,903
Bid bond		85,228		41,721
Performance bond		529,088		437,046
Refund guarantees		2,172,006		3,025,855
Other acceptances and guarantees		552,015		268,391

		3,609,636		4,242,061

Financial guarantees
Acceptances and guarantees for debentures		—		208
Acceptances and guarantees for mortgage		45,123		57,079
Financial guarantees		—		20,000
Overseas debt guarantees		238,670		244,929
International financing guarantees in foreign currencies		21,422		—

		305,215		322,216

		5,478,979		6,169,444

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,326,326		4,023,393
Refund guarantees		918,191		1,672,063

		4,244,517		5,695,456

	￦	9,723,496	￦	11,864,900

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Acceptances and guarantees by counter party as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	4,237,305	￦	2,450,719	￦	6,688,024	68.78
Small companies		1,185,994		763,254		1,949,248	20.05
Public and others		55,680		1,030,544		1,086,224	11.17

	￦	5,478,979	￦	4,244,517	￦	9,723,496	100.00

	2011
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	4,571,010	￦	2,954,567	￦	7,525,577	63.43
Small companies		1,505,137		1,005,318		2,510,455	21.16
Public and others		93,297		1,735,571		1,828,868	15.41

	￦	6,169,444	￦	5,695,456	￦	11,864,900	100.00

Acceptances and guarantees by industry as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	92,037	￦	8,610	￦	100,647	1.04
Manufacturing		3,262,542		2,198,617		5,461,159	56.16
Service		389,831		33,815		423,646	4.36
Whole sale & Retail		924,602		725,224		1,649,826	16.97
Construction		754,876		284,448		1,039,324	10.69
Public sector		20,650		972,777		993,427	10.22
Others		34,441		21,026		55,467	0.56

	￦	5,478,979	￦	4,244,517	￦	9,723,496	100.00

	2011
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	75,048	￦	5,176	￦	80,224	0.68
Manufacturing		4,196,612		2,884,922		7,081,534	59.68
Service		162,960		49,197		212,157	1.79
Whole sale & Retail		991,023		858,189		1,849,212	15.59
Construction		639,406		177,030		816,436	6.88
Public sector		58,129		1,663,052		1,721,181	14.51
Others		46,266		57,890		104,156	0.87

	￦	6,169,444	￦	5,695,456	￦	11,864,900	100.00

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Commitments as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Commitments
Corporate loan commitments	￦	40,770,994	￦	36,365,468
Retail loan commitments		14,348,821		14,632,998
Credit line on credit cards		36,214,899		39,070,550
Private placement commitments		80,000		—
Private indirect reinvestment trusts for the stabilization of bond markets		1,778,767		1,674,926

Purchase of other security investment		93,193,481		91,743,942

Financial Guarantees
Credit line		1,141,554		471,951
Purchase of security investment		163,500		151,000

		1,305,054		622,951

	￦	94,498,535	￦	92,366,893

Other Matters (including litigation)

a) The Group has filed 93 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ￦ 898,300 million, and faces 322 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦ 439,568 million, which arose in the normal course of the business and are still pending as of December 31, 2012.

Meanwhile, several customers of Kookmin Bank filed lawsuits against Kookmin Bank claiming a refund of fees for putting up fixed collateral as of December 31, 2012. One lawsuit is on its second trial, while the court ruled in favor of Kookmin Bank during the first trial. The others are on their first trial. A relatively low probability of an outflow of resources is expected in relation to the outcome of the lawsuits.

b) According to the shareholders’ agreement on September 25, 2009, among Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013, to February 24, 2017. However, if the put trigger event defined in the shareholders’ agreement occurs, and consequently, if a put notice is delivered to Kookmin Bank within 60 days from the date when IFC recognizes such event, IFC may also exercise its put option at any time after February 24, 2010.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

c) The face value of the securities sold to general customers through tellers’ sale amounts to ￦ 116,633 million and ￦ 142,145 million as of December 31, 2012 and 2011, respectively.

d) Kookmin Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed additional corporate tax including local income tax of ￦ 482,755 million. Kookmin Bank paid this amount to the Tax authorities. Subsequently, Kookmin Bank filed a claim for adjudication in August 2007 for repayment of the amount of ￦ 482,643 million. Of this amount, ￦ 117,135 million has been refunded to Kookmin Bank following a successful appeal to the National Tax Tribunal and administrative litigations. Further, a portion of the claim amounting to ￦ 970 million has been extinguished following litigation. Meanwhile, the claim for a refund of ￦ 364,538 million, specifically related to the merger of Kookmin Card Co., Ltd. was ruled in favor of Kookmin Bank in an original case on April 1, 2011, and in a second trial at the Seoul High Court on January 12, 2012. The ruling has been appealed by the Tax authorities to the Supreme Court, where it is currently pending third trial as of December 31, 2012.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

41. Asset-backed securitization

The Group issued debentures secured by certain transferred assets.

The details of debentures which are secured by loans and other financial assets as of December 31, 2012 and 2011, are as follows:

	2012
	Interest rates (%)	Expiration date	Senior debentures		Underlying assets
(In millions of Korean won)					Loans		Securities
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.[1]	1.29	2039-12-08	￦	249,668	￦	361,702	￦	—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.[2]	10.73	2014-06-30		3,258		19,000		—
KB Kookmin Card First Securitization Co., Ltd.[1]	LIBOR+0.48	2014-11-26		321,330		601,924		—
Wise Mobile First Securitization Specialty	2.90~3.17	2015-09-07		570,000		533,936		—

				1,144,256		1,516,562		—
Premiums(discounts) on debentures				(2,495)		—		—

			￦	1,141,761	￦	1,516,562	￦	—

	2011
	Interest rates (%)	Expiration date	Senior debentures		Underlying assets
(In millions of Korean won)					Loans		Securities
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.[1]	2.57	2039-12-08	￦	335,169	￦	434,376	￦	—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.[2]	5.16	2012-10-09		3,258		19,000		—
New Star 1st Co., Ltd.[3]	5.05	2012-01-18		50,000		—		50,218
KB Kookmin Card First Securitization Co., Ltd.[1]	LIBOR+0.48	2014-11-26		345,990		616,089		—

				734,417		1,069,465		50,218
Premiums(discounts) on debentures				(2,566)		—		—

			￦	731,851	￦	1,069,465	￦	50,218

[1]	Included in the floating rate debentures in foreign currencies (Note 22).
[2]	Included in the floating rate debentures in Korean won (Note 22).
[3]	Included in the fixed rate debentures in Korean won (Note 22).

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

42. The Subsidiaries

The details of subsidiaries as of December 31, 2012, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial information	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	51.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Investment in small company
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	92.44	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Principal & interest guaranteed trust[1]	—	Korea	Dec. 31	Trust
	KB Mortgage Loan First Securitization Specialty Co., Ltd. and 6 others[1]	—	Korea and others	Dec. 31	Asset-backed securitization
	KB Evergreen Private Securities26 and 25 others[1]	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment Co., Ltd.	KB06-1 Venture Investment	75.00	Korea	Dec. 31	Capital investment
	KB08-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Investor	Investee	Ownership interests(%)	Location	Date of financial information	Industry
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	95.67	Korea	Dec. 31	Investment fund
	KB Wellyan Private Equity Real Estate Fund No. 7	47.97	Korea	Dec. 31	Investment fund
	Boyoung construction	—	Korea	Dec. 31	Construction
KB Investment Co., Ltd.	NPS 07-5 KB Venture Fund[2]	20.00	Korea	Dec. 31	Capital investment
	09-5 KB Venture Fund[2]	33.33	Korea	Dec. 31	Capital investment
	NPS KBIC Private Equity Fund No. 1[3]	2.56	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership[2]	50.00	Korea	Dec. 31	Capital investment
	KBIC Private Equity Fund No. 3[3]	2.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund[2]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[2]	33.33	Korea	Dec. 31	Capital investment
KB Investment & Securities	KB-Glenwood Private Equity Fund 1[3]	0.03	Korea	Dec. 31	Capital investment
	New Star 1st. Ltd. [1]	—	Korea	Dec. 31	Asset-backed securitization
KB-Glenwood Private Equity Fund 1	Chungkang Co., Ltd. [1]	100.00	Korea	Dec. 31	Capital investment
Chungkang Co., Ltd.	Powernet Technologies Co., Ltd.	92.64	Korea	Dec. 31	Electronic product manufacturing
KB Kookmin Card Co., Ltd	KB Kookmin Card First Securitization Co., Ltd.[1]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile First Securitization Specialty[1]	—	Korea	Dec. 31	Asset-backed securitization
KB Life Insurance Co., Ltd.	GS Focus and Concentrate Private Equity Fund No.3 and 6 others[1]	100.00	Korea	Dec. 31	Private equity fund
KB Investment & Securities, KB Asset Management Co., Ltd.	KB K-Alpha private equity trust [1]	80.00	Korea	Dec. 31	Investment trust
Kookmin Bank, KB Investment & Securities, KB life Insurance, KB Real Estate Trust Co., Ltd	KB Wise Star Private Real Estate Feeder Fund 1st.[1]	100.00	Korea	Dec. 31	Investment trust

[1]	The activities of entities, decision-making powers and benefits and risks are considered when special purpose entities are consolidated.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

[2]	Consolidated because the Group controls the entities as an executive member.
[3]	Consolidated because the Group controls the entities as a general partner.

The condensed financial information of major subsidiaries as of December 31, 2012 and 2011, and for the years ended December 31, 2012 and 2011, follows:

(In millions of Korean won)

	2012
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the year		Total compre- hensive income(loss) for the year
Kookmin Bank[1]	￦	257,748,697	￦	237,791,142	￦	19,957,555	￦	19,273,344	￦	1,416,142	￦	1,555,163
KB Kookmin Card Co., Ltd.[1]		14,046,174		10,966,541		3,079,633		2,921,167		291,592		297,423
KB Investment & Securities Co., Ltd.[1]		3,357,196		2,812,067		545,129		1,083,947		18,741		22,610
KB Life Insurance Co., Ltd.[1]		5,987,928		5,594,727		393,201		1,944,103		16,606		38,514
KB Asset Management Co., Ltd.		164,595		37,555		127,040		89,541		35,885		36,933
KB Real Estate Trust Co., Ltd.		201,572		35,363		166,209		52,021		21,446		21,565
KB Investment Co., Ltd.[1]		504,480		381,038		123,442		39,878		5,474		7,379
KB Credit Information Co., Ltd.		30,422		7,631		22,791		58,584		331		331
KB Data System Co., Ltd.		25,519		10,761		14,758		78,021		(1,461)		(1,461)
KB Savings Bank Co., Ltd.		646,674		510,254		136,420		62,237		(34,860)		(34,616)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)

	2011
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the year		Total compre- hensive income(loss) for the year
Kookmin Bank[1]	￦	256,512,260	￦	237,443,855	￦	19,068,405	￦	22,274,350	￦	2,047,881	￦	1,601,009
KB Kookmin Card Co., Ltd.[1]		13,349,351		10,567,141		2,782,210		2,426,030		319,794		328,188
KB Investment & Securities Co., Ltd.[1]		3,314,875		2,792,356		522,519		787,354		28,169		37,732
KB Life Insurance Co., Ltd.[1]		4,515,809		4,161,121		354,688		1,220,799		18,572		24,842
KB Asset Management Co., Ltd.		177,691		57,612		120,079		83,855		(5,655)		(5,603)
KB Real Estate Trust Co., Ltd.		251,228		106,584		144,644		51,564		15,405		15,512
KB Investment Co., Ltd.[1]		498,506		382,444		116,062		61,574		9,322		10,360
KB Credit Information Co., Ltd.		30,529		8,069		22,460		54,874		(2,391)		(2,391)
KB Data System Co., Ltd.		30,590		14,370		16,220		117,467		2,148		2,148

[1]	Financial information is based on its consolidated financial statements.

Kookmin Bank

Kookmin Bank engages in the banking business in accordance with Banking Act, trust business in accordance with Capital Market and Financial Investment Business Act and other relevant businesses. As of December 31, 2012, Kookmin Bank has 1,193 domestic branches and offices and five overseas branches (excluding four subsidiaries and three offices). Kookmin Bank’s share capital as of December 31, 2012, is ￦ 2,021,896 million.

KB Kookmin Card Co., Ltd.

KB Kookmin Card Co., Ltd. (the “KB Kookmin Card”) was established upon spin off of Kookmin Bank’s credit card business segment in March 2011, to engage in the credit card business under the Act on Registration of Credit Business and Protection of Finance Users and other related business. Its headquarters are located in Seoul. KB Kookmin Card’s share capital as of December 31, 2012, is ￦ 460,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

KB Investment & Securities Co., Ltd.

KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in financial investment business services including investment trading services and brokerage services and in other related services in accordance with the Capital Market and Financial Investment Business Act. On March 11, 2008, the former Hannuri Investment & Securities changed its name to KB Investment & Securities. KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. on March 12, 2011. Its headquarters are located in Seoul. KB Investment & Securities’ share capital as of December 31, 2012, is ￦ 157,942 million.

KB Life Insurance Co., Ltd.

KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd., undertaking all the insurance contracts and related assets and liabilities. The life insurance business under the Insurance Business Act is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s share capital as of December 31, 2012, is ￦ 276,000 million.

KB Asset Management Co., Ltd.

KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April 1988 to engage in investment advisory services including consulting and providing information on investments in securities. On July 1997, it started to engage in collective investment businesses (previously known as security investment trust operations) under the Capital Market and Financial Investment Business Act (previously called the Security Investment Trust Business Act). Its headquarters are located in Seoul. KB Asset Management’s share capital as of December 31, 2012, is ￦ 38,338 million.

KB Real Estate Trust Co., Ltd.

KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust services including land trust. Under the Capital Market and Financial Investment Business Act (previously called the Trust Business Act), the Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc. Its headquarters are located in Seoul. KB Real Estate Trust’s share capital as of December 31, 2012, is ￦ 80,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

KB Investment Co., Ltd.

KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide services to small startup companies. Its main business is to invest in venture companies and small startup companies, and to organize startup investment cooperatives and private equity funds. On April 3, 1990, the company, under Section 7 of the Support for Small and Medium Enterprise Establishment Act, was listed on the Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. In March 2001, the company, under the Industrial Development Act, registered as a Corporate Restructuring Company in the Ministry of Knowledge Economy. As approved by its shareholders on June 25, 2009, its name was changed to KB Investment Co., Ltd. Its headquarters are located in Seoul. KB Investment’s share capital as of December 31, 2012, is ￦ 44,759 million.

KB Credit Information Co., Ltd.

KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection services and credit research services. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by its shareholders on October 28, 2002, its name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s share capital as of December 31, 2012, is ￦ 6,262 million.

KB Data Systems Co., Ltd.

KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing services. Its headquarters are located in Seoul. KB Data Systems’ share capital as of December 31, 2012, is ￦ 8,000 million.

KB Savings Bank Co., Ltd.

KB Savings Bank Co., Ltd. (the “KB Savings Bank”) was established on January 2012, signed a purchase & assumption(P&A) deal for selected assets and liabilities of Jeil Savings Bank Co., Ltd. and acquired the assets and liabilities on January 13, 2012. KB Savings Bank operates its business mainly in loan, bill discounting and depository business under the Mutual Savings Banks Act. Its headquarters are located in Seoul. KB Savings Bank’ share capital as of December 31, 2012, is ￦ 34,000 million.

Kookmin Bank Int’l Ltd.(London)

Kookmin Bank Int’l Ltd.(London) was established in November 1991 and operates its businesses mainly in general banking, trading finance, foreign currency exchange, and derivatives. Its name was changed from Korea Long Term Credit Bank Int’l Ltd. to Kookmin Bank Int’l Ltd.(London) when the Bank merged with Korea Long Term Credit Bank in January 1999. The headquarters are located in London, England. Kookmin Bank Int’l Ltd.(London)’s share capital as of December 31, 2012, is USD 30,392,000.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Kookmin Bank Hong Kong Ltd.

Kookmin Bank Hong Kong Ltd. was established in July 1995 and operates its businesses in general banking and trading finance. The headquarters are located in Hong Kong. Kookmin Bank Hong Kong Ltd.’s share capital as of December 31, 2012, is USD 20,000,000.

Kookmin Bank Cambodia PLC.

Kookmin Bank acquired 51% of ownership in Kookmin Bank Cambodia PLC. in May 2009. As of December 31, 2012, Kookmin Bank owns 92.44% through its participation in paid-in capital increase in December 2010 and the additional acquisition of equity interests for a purchase consideration of ￦ 8,048 million in July 2012. In particular, Kookmin Bank Cambodia PLC. mainly operates lending, borrowing, foreign currency exchange services, and other ordinary banking business. The carrying amount of the non-controlling interests in Kookmin Bank Cambodia PLC on the date of acquisition was ￦ 8,364 million. Kookmin Bank derecognized non-controlling interests of ￦ 7,013 million and recorded a decrease in equity attributable to owners of the parent of ￦ 1,035 million. The headquarters are located in Phnom Penh, Cambodia. Kookmin Bank Cambodia PLC.’s paid-in capital as of December 31, 2012, is USD 16,000,000.

Kookmin Bank (China) Ltd.

Kookmin Bank (China) Ltd. was established in November 19, 2012, and operates its businesses in general banking and trading finance. The Group established Corporation Limited by integrating local branches in China, Beijing, Harbin, Suzhou, Guangzhou. The Group owns 100% of ownership. The headquarters are located in Beijing, China. Kookmin Bank (China) Ltd.’s share capital as of December 31, 2012, is USD 383,874,937.

Special Purpose Entities(SPEs)

Subsidiaries are all entities (including SPEs) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. However, there are some cases where the Group may still control some entities, mostly SPEs, with less than one half of the voting rights for a single, well-defined, and narrow purpose. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs often are created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE. Frequently, these provisions specify that the policy guiding the ongoing activities of the SPE cannot be modified, other than perhaps by its creator or sponsor.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The Group consolidates an SPE when, in substance, the Group controls the SPE as follows:

•	In substance, the activities of the SPE are being conducted on behalf of the entity according to its specific business needs so that the Group obtains benefits from the SPE’s operations;

•

In substance, the Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Group has delegated these decision-making powers;

•	In substance, the Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

•	In substance, the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The types of SPEs include asset-backed securitization specialty companies, project financing companies, private equity funds, and partnerships. The business activities of SPEs are the asset-backed securitization, providing lines of credit and loans, investing in equity shares and managing assets.

Changes in subsidiaries

GS Focus and Concentrate Private Equity Fund No.3 and 27 other private equity funds, KB Wise Star Private Real Estate Feeder Fund No.1 and 1 other investment trust , KB12-1 Venture Investment , KB Wellyan Private Equity Real Estate Fund No. 6 and 2 other investment fund, Wise Mobile First Securitization Specialty are newly included in the consolidation. Hanwha Private Securities Investment Trust 25 and 24 other private equity funds, NPS 05-6 KB Venture Fund and 1 other Venture fund have been excluded from consolidation because these were liquidated. In January 2012, the Group established KB Savings Bank Co., Ltd. and Kookmin Bank(China) Ltd.

43. Finance/Operating Lease

43.1 Finance lease

The future minimum lease payments arising as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Net Carrying amount of finance lease assets	￦	16,856	￦	18,477
Minimum lease payment
Within 1 year		2,310		754
1-5 years		1,427		637

		3,737		1,391

Present value of minimum lease payment
Within 1 year		2,163		697
1-5 years		1,386		601

		3,549		1,298

Contingent rent		—		—
Minimum sublease payment		—		—

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

43.2 Operating lease

43.2.1 Operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Minimum lease payment
Within 1 year	￦	118,287	￦	104,327
1-5 years		102,855		79,970
Over 5 years		42,816		1,287

		263,958		185,584

Minimum sublease payment		(154)		(15)

The lease payment reflected in profit or loss for the years ended December 31, 2012 and 2011, are as follows:

	2012		2011
Lease payment reflected in profit or loss
Minimum lease payment	￦	201,450	￦	188,854
Contingent rent		—		4
Sublease payment		(165)		(53)

	￦	201,285	￦	188,805

43.2.2 Operating lessor

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Minimum lease payment
Within 1 year	￦	2,028	￦	2,081
1-5 years		443		826
Over 5 years		—		—

		2,471		2,907

Minimum sublease payment		—		—

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

44. Related Party Transactions

Significant transactions with related parties for the years ended December 31, 2012 and 2011, are as follows:

		2012
(In millions of Korean won)		Gain on sale of loans		Interest income and others		Provision (reversal)		Loss on sale of loans		Interest expense and others
Associates	Korea Credit Bureau Co., Ltd.	￦	—	￦	3	￦	—	￦	—	￦	143
	UAMCO., Ltd.		—		297		(68)		93,266		—
	KB Global Star Game & Apps SPAC		—		139		—		—		430
	United PF 1st Recovery Private Equity Fund		1,900		500		(7)		—		28
	Testian Co., Ltd.		—		104		(15)		—		—
	Semiland Co., Ltd.		—		17		(4)		—		—
	Powerrex Corporation Co., Ltd.		—		—		—		—		—
	Sehwa Electronics Co., Ltd.		—		35		—		—		153
	Serit Platform Co., Ltd.		—		105		4		—		—
	DS Plant Co., Ltd.		—		315		(16)		—		3
	CH Engineering Co., Ltd.		—		—		(106)		—		—
	Evalley Co., Ltd.		—		—		(77)		—		—
	PyungJeon Industries Co.,LTD.		—		—		343		—		—
	Kores Co., Ltd.		—		326		325		—		—
	Joam Housing Development Co., Ltd.		—		—		—		—		1
	IlssanElecom(Shenyang) Co., Ltd.		—		—		330		—		—
	Qingdao Danam Electronics Co., Ltd.		—		—		159		—		—
	KB GwS Private Equity Fund		—		12,978		—		—		—
Joint venture	Burrill-KB Life Science Fund		—		—		—		—		—
Key management			—		276		(1)		—		167
Other	Retirement pension		—		415		—		—		1,699

		￦	1,900	￦	15,510	￦	867	￦	93,266	￦	2,624

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

		2011
(In millions of Korean won)		Gain on sale of loans		Interest income and others		Provision (reversal)		Loss on sale of loans		Interest expense and others
Associates	Korea Credit Bureau Co., Ltd.	￦	—	￦	—	￦	—	￦	—	￦	168
	UAMCO., Ltd.		13,455		1,196		(3)		40,879		3
	KB Global Star Game & Apps SPAC		—		1,443		—		—		36
	Testian Co., Ltd.		—		24		8		—		—
	United PF 1st Recovery Private Equity Fund		30,722		—		—		—		—
	JSC Bank CenterCredit		—		—		—		—		218
	Semiland Co., Ltd.		—		17		(3)		—		1
	Powerrex Corporation Co., Ltd.		—		74		(104)		—		1
	Sehwa Electronics Co., Ltd.		—		21		—		—		19
	Serit Platform Co., Ltd.		—		85		26		—		—
	DS Plant Co., Ltd.		—		376		39		—		—
Joint venture	Burrill-KB Life Science Fund		—		—		—		—		17
Key management			—		397		(1)		—		193
Other	Retirement pension		—		199		—		—		898

		￦	44,177	￦	3,832	￦	(38)	￦	40,879	￦	1,554

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of December 31, 2012 and 2011, are as follows:

		2012
(In millions of Korean won)		Receivables		Allowances for loan losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	￦	—	￦	—	￦	18,049
	UAMCO., Ltd.		—		—		198
	KB Global Star Game & Apps SPAC		2,627		—		899
	Testian Co., Ltd.		413		14		—
	United PF 1st Recovery Private Equity Fund		2,809		5		161
	Semiland Co., Ltd.		—		—		4
	Joam Housing Development Co., Ltd.		—		—		236
	Sehwa Electronics Co., Ltd.		—		—		165
	Serit Platform Co., Ltd.		769		80		48
	DS Plant Co., Ltd.		4,232		44		50
	PyungJeon Industries Co., LTD.		2,125		1,055		1
	Kores Co., Ltd.		7,854		3,872		3
	IlssanElecom(Shenyang) Co., Ltd.		460		460		228
	Qingdao Danam Electronics Co., Ltd.		550		209		338
Key management			5,747		21		9,013
Other	Retirement pension		195		—		51,417

		￦	27,781	￦	5,760	￦	80,810

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

		2011
(In millions of Korean won)		Receivables		Allowances for loan losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	￦	—	￦	—	￦	12,575
	UAMCO., Ltd.		38,745		68		146
	JSC Bank CenterCredit		—		—		23,066
	KB Global Star Game & Apps SPAC		2,488		—		21,766
	Testian Co., Ltd.		632		29		—
	United PF 1st Recovery Private Equity Fund		6,761		12		154
	Semiland Co., Ltd.		151		4		114
	Joam Housing Development Co., Ltd.		—		—		58
	Powerrex Corporation Co., Ltd.		—		—		10
	Sehwa Electronics Co., Ltd.		38		—		649
	Serit Platform Co., Ltd.		768		76		17
	DS Plant Co., Ltd.		3,167		54		97
	IlssanElecom(Shenyang) Co., Ltd.		130		130		—
	Qingdao Danam Electronics Co., Ltd.		50		50		—
Key management			7,359		33		5,492
Other	Retirement pension		225		—		37,226

		￦	60,514	￦	456	￦	101,370

According to K-IFRS 1024, the Group includes subsidiaries, associates, key management (including family members), and post-employment benefit plans of the Group in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the Parent Company and the directors of Kookmin Bank and companies where the directors and their close family members have the power to influence the decision-making process. The Group recognized receivables amounting to ￦ 7,359 million and related allowances for loan losses amounting to ￦ 33 million as of December 31, 2011, from the transactions with key management. Of those respective amounts, receivables amounting to ￦ 1,423 million and related allowance for loan loss amounting to ￦ 21 million, are from companies where key management has a power to influence the decision-making process.

Commitments to related parties as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)		2012		2011
UAMCO., Ltd.	Loan commitments in Korean won	￦	127,800	￦	89,077
	Purchase of security investment		89,950		89,950
United PF 1st Recovery Private Equity Fund	Loan commitments in Korean won		106,395		102,443
	Purchase of security investment		49,383		—
Sehwa Electronics Co., Ltd. and others	Loan commitments		2,899		2,891
	Others		88,151		17,245

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Compensation to key management for the years ended December 31, 2012 and 2011, consists of:

(In millions of Korean won)

	2012
	Short-term employee benefits		Post- employment benefit		Termination benefits		Share- based payments		Total
Registered directors (executive)	￦	4,074	￦	230	￦	—	￦	3,481	￦	7,785
Registered directors (non-executive)		1,107		—		—		18		1,125
Non-registered directors		3,122		435		—		1,984		5,541

	￦	8,303	￦	665	￦	—	￦	5,483	￦	14,451

(In millions of Korean won)

	2011
	Short-term employee benefits		Post- employment benefit		Termination benefits		Share- based payments		Total
Registered directors (executive)	￦	4,614	￦	284	￦	—	￦	2,654	￦	7,552
Registered directors (non-executive)		1,011		—		—		(48)		963
Non-registered directors		5,769		505		135		840		7,249

	￦	11,394	￦	789	￦	135	￦	3,446	￦	15,764

45. Business combination

The Group established KB Savings Bank Co., Ltd. with a capital investment of ￦ 171,526 million in January 2012. KB Savings Bank Co., Ltd. signed a purchase & assumption(P&A) deal for selected assets and liabilities of Jeil Savings Bank Co., Ltd. with Korea Deposit Insurance Corporation on January 11, 2012. KB Savings Bank Co., Ltd. obtained an approval to operate from the Financial Services Commission and acquired the assets and liabilities of Jeil Savings Bank Co., Ltd. on January 13, 2012. The Group expects synergies from diversification of customers through the P&A deal and has recognized the goodwill attributable to the synergies in 2012.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The consideration transferred and the assets and liabilities arising from the P&A deal are as follows:

(In millions of Korean won)	Amounts
Total consideration	￦	—

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		40,575
Loans		280,106
Financial investments		17,671
Other assets		2,207,663

Total assets		2,546,015

Deposits		2,558,119
Other liabilities		95,896

Total liabilities		2,654,015

Total identifiable net assets	￦	(108,000)

Goodwill	￦	108,000
Acquisition-related costs[1]		1,527

[1]	Recorded in fee and commission expense in the statement of comprehensive income.

The receivables including loans from the P&A deal at the acquisition date are as follows:

(In millions of Korean won)	Amounts
Fair value
Cash and due from financial institutions	￦	40,575
Loans		280,106
Others		2,207,663

	￦	2,528,344

Contractual cash flow
Cash and due from financial institutions	￦	41,127
Loans		416,116
Others		2,207,663

	￦	2,664,906

Estimate of the contractual cash flows not expected to be collected
Cash and due from financial institutions	￦	—
Loans		119,164
Others		—

	￦	119,164

Through the business combination, the net operating loss and loss for the period from January 13, 2012 to December 31, 2012, included in the consolidated statement of comprehensive income were ￦ 3,237 million and ￦ 34,860 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

46. Approval of Issuance of the Financial Statements

The issuance of the December 31, 2012 consolidated financial statements was approved by the Board of Directors on February 28, 2013.

Exhibit 99.2

KB Financial Group Inc.

Separate Financial Statements

December 31, 2012 and 2011

KB Financial Group Inc.

Index

December 31, 2012 and 2011

Report of Independent Auditors

To the Shareholders and Board of Directors of

KB Financial Group Inc.

We have audited the accompanying separate statements of financial position of KB Financial Group Inc. (the “Company”) as of December 31, 2012 and 2011, and the related separate statements of comprehensive income, changes in equity and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the financial position of KB Financial Group Inc. as of December 31, 2012 and 2011, and its financial performance and cash flows for the years then ended, in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”).

1

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean auditing standards and their application in practice.

Seoul, Korea

March 12, 2013

This report is effective as of March 12, 2013, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2012 and 2011

(In millions of Korean won)	Notes	2012		2011
Assets
Cash and due from financial institutions	4,5,6,26	￦	96,234	￦	32,031
Loans	4,5,7		25,000		60,000
Investments in subsidiaries	8		17,944,848		17,773,322
Property and equipment	9		351		759
Intangible assets	10		9,122		10,531
Deferred income tax assets	11,24		3,800		2,445
Other assets	4,5,12		310,673		631,602

Total assets		￦	18,390,028	￦	18,510,690

Liabilities
Debts	4,5,13	￦	—	￦	130,000
Debentures	4,5,14		—		49,988
Defined benefit liabilities	15		1,384		992
Current income tax liabilities	24		257,535		578,729
Other liabilities	4,5,16		46,767		34,701

Total liabilities			305,686		794,410

Equity
Share capital	17		1,931,758		1,931,758
Capital surplus	17		13,513,809		13,513,809
Retained earnings	17		2,638,775		2,270,713

Total equity			18,084,342		17,716,280

Total liabilities and equity		￦	18,390,028	￦	18,510,690

The accompanying notes are an integral part of these separate financial statements.

3

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years Ended December 31, 2012 and 2011

(In millions of Korean won except per share amounts)	Notes	2012		2011
Interest income		￦	6,018	￦	26,999
Interest expense			(3,025)		(41,571)

Net interest income(expense)	4,19		2,993		(14,572)

Fee and commission income			—		—
Fee and commission expense			(4,130)		(6,079)

Net fee and commission income(expense)	20		(4,130)		(6,079)

Net other operating income	21		687,925		—

General and administrative expenses	22		(41,597)		(41,711)

Operating profit(loss) before provision for credit losses			645,191		(62,362)
Provision for credit losses			—		—

Operating profit(loss)			645,191		(62,362)
Net non-operating expense	23		(312)		(2,863)

Profit(loss) before tax			644,879		(65,225)
Income tax benefit	24		1,356		1,547

Profit(loss) for the year			646,235		(63,678)

Other comprehensive income(loss) for the year, net of tax			—		—

Total comprehensive income(loss) for the year		￦	646,235	￦	(63,678)

Earnings(losses) per share
Basic earnings(losses) per share	25	￦	1,673	￦	(173)
Diluted earnings(losses) per share	25		1,668		(173)

The accompanying notes are an integral part of these separate financial statements.

4

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years Ended December 31, 2012 and 2011

(In millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income(loss)		Retained Earnings		Total Equity
Balance at January 1, 2011	￦	1,931,758	￦	13,513,809	￦	—	￦	2,375,554	￦	17,821,121

Comprehensive loss
Loss for the year		—		—		—		(63,678)		(63,678)

Total comprehensive loss		—		—		—		(63,678)		(63,678)

Transactions with shareholders
Dividends		—		—		—		(41,163)		(41,163)

Total transactions with shareholders		—		—		—		(41,163)		(41,163)

Balance at December 31, 2011	￦	1,931,758	￦	13,513,809	￦	—	￦	2,270,713	￦	17,716,280

Balance at January 1, 2012	￦	1,931,758	￦	13,513,809	￦	—	￦	2,270,713	￦	17,716,280

Comprehensive income
Profit for the year		—		—		—		646,235		646,235

Total comprehensive income		—		—		—		646,235		646,235

Transactions with shareholders
Dividends		—		—		—		(278,173)		(278,173)

Total transactions with shareholders		—		—		—		(278,173)		(278,173)

Balance at December 31, 2012	￦	1,931,758	￦	13,513,809	￦	—	￦	2,638,775	￦	18,084,342

The accompanying notes are an integral part of these separate financial statements.

5

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2012 and 2011

(In millions of Korean won)	Note	2012		2011
Cash flows from operating activities
Profit(loss) for the year		￦	646,235	￦	(63,678)

Adjustment for non-cash items
Depreciation and amortization			1,487		1,581
Share-based payments			3,641		2,534
Net interest income			(765)		(349)
Net other expense			4,183		6,565

			8,546		10,331

Changes in operating assets and Liabilities
Due from financial institutions			12,000		(12,000)
Deferred income tax assets			(1,355)		(1,547)
Other assets			1,056		2,599
Other liabilities			(3,578)		(3,766)

			8,123		(14,714)

Net cash generated from (used in) operating activities			662,904		(68,061)

Cash flows from investing activities
Acquisition of investments in subsidiaries			(171,526)		(100,000)
Collection of loans			35,000		100,000
Acquisition of property and equipment			(114)		(233)
Acquisition of intangible assets			(313)		(3,850)
Disposal of intangible assets			—		895
Net decrease(increase) in guarantee deposits paid			8,427		(7,555)
Others			(2)		—

Net cash provided by (used in) investing activities			(128,528)		(10,743)

Cash flows from financing activities
Increase in debts			170,000		130,000
Decrease in debts			(300,000)		—
Redemption in debentures			(50,000)		(750,000)
Dividends			(278,173)		(41,163)

Net cash used in financing activities			(458,173)		(661,163)

Net increase(decrease) in cash and cash equivalents			76,203		(739,967)
Cash and cash equivalents at the beginning of the year	26		20,028		759,995

Cash and cash equivalents at the end of the year	26	￦	96,231	￦	20,028

The accompanying notes are an integral part of these separate financial statements.

6

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfer with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 9-1 Namdaemunro 2-ga, Jung-gu, Seoul. The Company’s paid in capital as of December 31, 2012, is
￦ 1,931,758 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012.

The Company is authorized to issue up to 1 billion shares. The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2. Basis of Preparation

2.1 Application of K-IFRS

The Company’s financial statements for the annual period beginning on January 1, 2012, have been prepared in accordance with Korean-IFRS(“K-IFRS”). These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea. The transition date, according to K-IFRS 1101, from the previous accounting principles generally accepted in the Republic of Korea (“Previous K-GAAP”) to K-IFRS is January 1, 2010.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

The separate financial statements were prepared in accordance with K-IFRS 1027, Consolidated and Separate Financial Statements.

New standards, amendments and interpretations issued but not effective for the year beginning January 1, 2012, and not early adopted by the Company are as follows:

7

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

Amendments to K-IFRS 1019, Employee Benefits

According to the amendments to K-IFRS 1019, the corridor approach for actuarial gains and losses is not allowed anymore. Accordingly, the actuarial gains and losses are recognized in other comprehensive income immediately. Past service costs incurred under changes of plans are recognized immediately, and the amendment replaces the interest cost on the defined benefit obligation, and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. This amendment is effective for the Company as of January 1, 2013. The Company is assessing the impact of application of the amended K-IFRS 1019 on its separate financial statements.

Enactment of K-IFRS 1113, Fair value measurement

K-IFRS 1113 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across K-IFRS. K-IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within K-IFRS. K-IFRS 1113 is effective for the Company as of January 1, 2013. The Company expects that the enactment would not have a material impact on the separate financial statements of the Company.

Amendments to K-IFRS 1001, Presentation of Financial Statements

K-IFRS 1001, Presentation of Financial Statements, was amended to require other comprehensive income items to be presented into two groups on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This is effective for annual periods beginning on or after July 1, 2012, with early adoption permitted. The Company expects that the application of this amendment would not have a material impact on its separate financial statements.

Enactment of K-IFRS 1110, Consolidated Financial Statements

K-IFRS 1110, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the Parent Company. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. K-IFRS 1110 will be effective for annual periods beginning on or after January 1, 2013, and the Company is reviewing the impact of the K-IFRS 1110.

Enactment of K-IFRS 1111, Joint Arrangements

K-IFRS 1111, Joint Arrangements, aims to reflect the substance of joint arrangements by focusing on the contractual rights and obligations that each party to the arrangement has rather than its legal form. Joint arrangements are classified as either joint operations or joint ventures. A joint operation is when joint operators have rights to the assets and obligations for the liabilities, and account for the assets, liabilities, revenues and expenses, while parties to the joint venture have rights to the net assets of the arrangement and account for their interest in the joint venture using the equity method. This amendment will be effective for annual periods beginning on or after January 1, 2013, and the Company is reviewing the impact of the amended K-IFRS 1111.

8

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

Enactment of K-IFRS 1112, Disclosures of Interests in Other Entities

K-IFRS 1112, Disclosures of Interests in Other Entities, provides the disclosure requirements for all forms of interests in other entities, including a subsidiary, a joint arrangement, an associate, a consolidated structured entity and an unconsolidated structured entity. This amendment will be effective for annual periods beginning on or after January 1, 2013, and the Company is reviewing the impact of the amended K-IFRS 1112.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The separate financial statements are presented in Korean won, which is the Company’s presentation currency.

2.4 Significant Estimates

The preparation of the separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on assets(liabilities) and incomes(expenses). The managements’ estimate of outcome may differ from an actual outcome if the managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that will result in material adjustment to the separate financial statements are as follows:

2.4.1 Deferred income taxes

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

9

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

2.4.2 Defined benefit obligation

The present value of defined benefit obligations is measured by the independent actuaries using the Projected Unit Credit Method. It incorporates actuarial assumptions and variables such as future increases in salaries, rate of retirement, and discount rate amongst others.

3. Significant accounting policies

The significant accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.2 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

—	Those with fixed or determinable payments.

—	Those that are not quoted in an active market.

—	Those that the Company does not intend to sell immediately or in the near term.

—	Those that the Company, upon initial recognition, does not designate as available for sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as provision for credit loss.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowances account, and when a loan becomes uncollectable, it is written off against the related allowances account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting an allowances account. The amount of the reversal is recognized in profit or loss.

3.3 Investments in Subsidiaries

Investments in subsidiaries are accounted at cost method in accordance with K-IFRS 1027.

10

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

3.4 Property and equipment

Recognition and Measurement

All property and equipment that qualify for recognition as an asset is measured at its cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.5 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for membership right, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

11

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

Intangible assets	Amortization method	Estimated useful lives
Software	Straight-line	4 years
Others	Straight-line	4 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Company carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.6 Impairment of non-financial assets

The Company assesses at the end of each reporting period whether there is any indication that a non-financial asset except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss.

3.7 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

12

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

3.8 Equity instrument issued by the Company

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.9 Revenue recognition

Revenue shall be recognized when all the following conditions have been satisfied:

a)	The amount of revenue can be measured reliably.

b)	It is probable that the economic benefits associated with the transaction will flow to the company.

c)	Specific conditions are satisfied for activities.

3.9.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses.

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.9.2 Fee and commission income

Fee and commission income is recognized on an accrual basis in accordance with the substance of transaction.

3.9.3 Dividend income

Dividend income is recognized when the shareholder’s right to receive payment is established.

3.10 Employee compensation and benefits

Post-employment benefit: Defined benefit plans

All post-employment benefit, other than defined contribution plans, is classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

13

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Company introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service cost is recognized immediately.

Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Company has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

Share-based payment

The Company operates share-based payment arrangements granting awards to directors and employees of the Company. The Company has a choice of whether to settle the awards in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Company with the choice of whether to settle in cash or by issuing equity instruments, the Company determined that it has a present obligation to settle in cash because the Company has a past practice and a stated policy of settling in cash. Therefore, the Company accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Company measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the year.

14

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

Termination benefits

Termination benefits are employee benefits payable as a result of either the Company’s decision to terminate an employee’s employment before the normal retirement date or an employee’s decision to accept voluntary redundancy in exchange for those benefits. The Company recognizes termination benefits as a liability and an expense when, and only when, the Company is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. The Company is demonstrably committed to a termination when, and only when, the Company has a detailed formal plan for the termination and is without realistic possibility of withdrawal. Where the termination benefits fall due more than 12 months after the end of reporting period, they are discounted using the appropriate discount rate.

Reclassification

As discussed in Note 22, employee benefits for the year ended December 31, 2011, were reclassified to conform with the December 31, 2012 financial statement presentation. This reclassification has no impact on the previously reported profit for the year or equity.

3.11 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

15

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred income tax assets and deferred income tax liabilities when the Company has a legally enforceable right to set off current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Company which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Company, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Company recognizes its uncertain tax positions in the financial statements based on the guidance in K-IFRS 37. A liability related to an uncertain tax position is recognized as the best estimate of expenditure if the uncertain tax position is probable of resulting in additional payment to the tax authorities. Meanwhile assets related to uncertain tax positions, caused by a claim for rectification or an appeal for refund claimed from the tax authorities related to additional assessments, are treated as contingent assets under K-IFRS 37. Therefore, tax expenses are recognized in the financial statements when the uncertain tax position is probable of resulting in additional payment to the tax authorities, while tax benefits are recognized only when the tax refund is virtually certain.

The Company classifies interest and penalties related to uncertain tax positions as a component of income tax expense.

3.12 Earnings per share

The Company calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Company adjusts profit or loss attributable to ordinary equity holders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bond and share option.

16

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

3.13 Operating segments

The Company is composed of a single operating segment. Therefore, disclosures on other segments are omitted in accordance with K-IFRS No.1108, Operating Segments.

4. Financial risk management

4.1 Summary

4.1.1 Overview of Risk Management Policy

The financial risks that the Company is exposed to are credit risk, market risk and liquidity risk.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies and processes for managing the risks, and the methods used to measure the risks and capital adequacy. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite, approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Company’s risk management.

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KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

Risk Management Department

The Risk Management Department is responsible for conducting work processes, procedures and detailed policies.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the events of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

4.2.2 Credit Risk Management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collateral values as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Due from financial institutions	￦	96,234	￦	32,031
Loans		25,000		60,000
Other financial assets		20,226		28,304

	￦	141,460	￦	120,335

4.2.4 Credit risk of loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Company does not recognize losses expected as a result of future events. The Company measures inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

Loans are classified as follows:

(In millions of Korean won)	2012			2011
Loan before allowances	Corporate loans		Percentage (%)	Corporate loans		Percentage (%)
Neither past due nor impaired	￦	25,000	100.00	￦	60,000	100.00
Past due but not impaired		—	—		—	—
Impaired		—	—		—	—

		25,000	100.00		60,000	100.00
Allowances		—	—		—	—

Carrying amount	￦	25,000	100.00	￦	60,000	100.00

18

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

Credit quality of loans that are neither past due nor impaired:

(In millions of Korean won)	2012		2011
Grade 1	￦	25,000	￦	60,000
Grade 2		—		—
Grade 3		—		—
Grade 4		—		—
Grade 5		—		—

	￦	25,000	￦	60,000

Credit quality of loans is classified as follows, according to the probability of default:

Range of PD(%) (Probability of Default)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

4.2.5 Credit risk concentration analysis

The details of the Company’s loans by country, as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Corporate loans		%	Allowances		Carrying amount
Korea	￦	25,000	100.00	￦	—	￦	25,000

	￦	25,000	100.00	￦	—	￦	25,000

(In millions of Korean won)	2011
	Corporate loans		%	Allowances		Carrying amount
Korea	￦	60,000	100.00	￦	—	￦	60,000

	￦	60,000	100.00	￦	—	￦	60,000

The details of the Company’s loans by industry as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	25,000	100.00	￦	—	￦	25,000

	￦	25,000	100.00	￦	—	￦	25,000

(In millions of Korean won)	2011
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	60,000	100.00	￦	—	￦	60,000

	￦	60,000	100.00	￦	—	￦	60,000

19

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities. The Company discloses them by maturity group: On demand, up to one month, between over one month and three months, between over three months and twelve months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differs from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received on assets or paid on liabilities calculated using a floating interest rate, is measured on the assumption that the current interest rate would be the same upon maturity.

4.3.2. Liquidity risk management

The liquidity risk is managed by liquidity management principles and related guideline which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Due from financial institutions[1]	￦	11,251	￦	85,416	￦	—	￦	—	￦	—	￦	—	￦	96,667
Loans		—		100		200		25,300		—		—		25,600
Other financial assets		—		8		—		20,358		—		—		20,366

	￦	11,251	￦	85,524	￦	200	￦	45,658	￦	—	￦	—	￦	142,633

Financial liabilities
Other financial liabilities	￦	—	￦	874	￦	—	￦	286	￦	—	￦	—	￦	1,160

	￦	—	￦	874	￦	—	￦	286	￦	—	￦	—	￦	1,160

20

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Due from financial institutions[1]	￦	20,107	￦	—	￦	—	￦	—	￦	—	￦	—	￦	20,107
Loans		—		292		583		12,335		51,460		—		64,670
Other financial assets		—		8,608		—		20,208		—		—		28,816

	￦	20,107	￦	8,900	￦	583	￦	32,543	￦	51,460	￦	—	￦	113,593

Financial liabilities
Debts	￦	—	￦	—	￦	—	￦	130,000	￦	—	￦	—	￦	130,000
Debentures		—		—		50,663		—		—		—		50,663
Other financial liabilities		—		647		880		5		—		—		1,532

	￦	—	￦	647	￦	51,543	￦	130,005	￦	—	￦	—	￦	182,195

[1]	The amounts of ￦ 3 million and ￦ 12,003 million which are restricted amounts due from the financial institutions as of December 31, 2012 and 2011, respectively, are excluded.

21

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

4.4 Market risk

4.4.1 Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect to the fair value or future cash flows of financial instruments. The most significant risks are interest rate risks.

4.4.2 Interest rate risk

Definition of interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from interest income and interest cost will fluctuate because of changes in interest.

Observation method on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measurement and management of interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on interest rates repricing maturities of interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities at each maturity. The Company conducts interest gap analysis on assets denominated in Korean won and foreign currency on a monthly basis. However, where there is no maturity of a particular instrument, then a maturity date is set according to liquidity risk management guideline.

The results of the interest rate gap analysis as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets
Due from financial institutions	￦	96,231	￦	—	￦	—	￦	—	￦	—	￦	96,231
Loans		25,000		—		—		—		—		25,000

	￦	121,231	￦	—	￦	—	￦	—	￦	—	￦	121,231

Interest-bearing liabilities

Debts	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—

Gap	￦	121,231	￦	—	￦	—	￦	—	￦	—	￦	121,231

Accumulated gap	￦	121,231	￦	121,231	￦	121,231	￦	121,231	￦	121,231
Percentage (%)		100.00		100.00		100.00		100.00		100.00

22

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets
Due from financial institutions	￦	20,028	￦	—	￦	—	￦	—	￦	—	￦	20,028
Loans		60,000		—		—		—		—		60,000

	￦	80,028	￦	—	￦	—	￦	—	￦	—	￦	80,028

Interest-bearing liabilities
Debts	￦	—	￦	130,000	￦	—	￦	—	￦	—	￦	130,000
Debentures		50,000		—		—		—		—		50,000

	￦	50,000	￦	130,000	￦	—	￦	—	￦	—	￦	180,000

Gap	￦	30,028	￦	(130,000)	￦	—	￦	—	￦	—	￦	(99,972)

Accumulated gap	￦	30,028	￦	(99,972)	￦	(99,972)	￦	(99,972)	￦	(99,972)
Percentage (%)		37.52		(124.92)		(124.92)		(124.92)		(124.92)

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.94% confidence level. The measurement result of risk as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Interest rate VaR	￦	208	￦	726

During the year ended December 31, 2012, the Company changed its method of calculating interest rate impact from simulation method by applying probable interest rate scenario to historical simulation method by making use of historical interest rate data. These changes are for a more sophisticated interest rate risk measurement, considering the practical scenarios, the model appropriateness, practical application as well as easy comprehension.

4.5. Capital Adequacy

The Company is a financial holding company under the Financial Holding Companies Act. It must maintain a consolidated BIS ratio above 8% based on Basel I in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies.

The details of the Company’s consolidated BIS ratio as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Equity Capital:	￦	26,907,004	￦	25,062,681
Tier I Capital		20,595,885		19,495,671
Tier II Capital		6,311,119		5,567,010
Risk-weighted assets:		193,510,143		192,812,547
Credit risk		187,465,230		187,851,397
Market risk		6,044,913		4,961,150
Capital adequacy ratio(%):		13.90		13.00
Tier I Capital(%)		10.64		10.11
Tier II Capital(%)		3.26		2.89

23

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

5. Financial Assets and Financial Liabilities

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts and fair value of financial assets and liabilities by category as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Loans and receivables
Due from financial institutions	￦	96,234	￦	96,234
Loans		25,000		25,000
Other financial assets		20,226		20,226

	￦	141,460	￦	141,460

Financial liabilities
Financial liabilities at amortized cost
Other financial liabilities	￦	1,160	￦	1,160

	￦	1,160	￦	1,160

	2011
(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Loans and receivables
Due from financial institutions	￦	32,031	￦	32,031
Loans		60,000		60,000
Other financial assets		28,304		28,304

	￦	120,335	￦	120,335

Financial liabilities
Financial liabilities at amortized cost
Debts	￦	130,000	￦	130,000
Debentures		49,988		42,654
Other financial liabilities		1,970		1,970

	￦	181,958	￦	174,624

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

24

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

Methods of determining fair value of financial instruments are as follows:

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by prepayment rate, at appropriate discount rate. For those loans with residual maturities of less than three months as of the reporting date and the ones with interest rate reset period of less than three months, carrying amount is regarded as fair value.

Debts	Fair value is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate. However, for those debts with residual maturities of less than three months as of the reporting date and ones with interest rate reset period of less than three months, the carrying amount is regarded as fair value.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

25

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

6. Due from financial institution

The details of due from financial institution as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) (Dec. 31, 2012)	2012		2011
Due from financial institution in Korean won	Due from banking institution	Kookmin Bank	0.00 ~ 2.85	￦	96,234	￦	32,031

The maturities of due from financial institution, excluding restricted due from financial institution, as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from financial institution in Korean won	￦	96,231	￦	—	￦	—	￦	—	￦	—	￦	96,231

	2011
(In millions of Korean won)	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from financial institution in Korean won	￦	20,028	￦	—	￦	—	￦	—	￦	—	￦	20,028

Restricted due from financial institution as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	Financial Institution	2012		2011		Reason for restriction
Due from financial institution in Korean won	Kookmin Bank	￦	—	￦	12,000	Share capital payment of KB Savings Bank Co., Ltd.
			3		3	Pledged as collateral for the overdraft facility

		￦	3	￦	12,003

26

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

7. Loans

Loans as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Loans	￦	25,000	￦	60,000
Less: Allowances for loan losses		—		—

Carrying amount	￦	25,000	￦	60,000

8. Subsidiaries

The details of subsidiaries as of December 31, 2012, are as follows:

Name of subsidiary	Number of Issued Shares	Location	Industry
Kookmin Bank	404,379,116	Korea	Banking and domestic, foreign exchange transaction
KB Kookmin Card Co., Ltd	92,000,000	Korea	Credit card
KB Investment & Securities Co., Ltd.	31,588,314	Korea	Financial investment
KB Life Insurance Co., Ltd.	28,152,000	Korea	Life insurance
KB Asset Management Co., Ltd.	7,667,550	Korea	Investment advisory and collective investment
KB Real Estate Trust Co., Ltd.	16,000,000	Korea	Real estate trust management
KB Investment Co., Ltd.	8,951,797	Korea	Investment in small company
KB Credit Information Co., Ltd.	1,252,400	Korea	Collection of receivables and credit investigation
KB Data System Co., Ltd.	800,000	Korea	Software advisory, development and supply
KB Savings Bank Co., Ltd.	6,800,000	Korea	Savings Banking

Investments in subsidiaries as of December 31, 2012 and 2011, are as follows:

Name of subsidiary	Ownership(%) (Dec. 31, 2012)	2012		2011
Kookmin Bank	100.00	￦	14,821,721	￦	14,821,721
KB Kookmin Card Co., Ltd	100.00		1,953,175		1,953,175
KB Investment & Securities Co., Ltd	100.00		507,212		507,212
KB Life Insurance Co., Ltd.	51.00		138,484		138,484
KB Asset Management Co., Ltd.	100.00		96,312		96,312
KB Real Estate Trust Co., Ltd.	100.00		121,553		121,553
KB Investment Co., Ltd.	100.00		104,910		104,910
KB Credit Information Co., Ltd.	100.00		23,621		23,621
KB Data System Co., Ltd.	100.00		6,334		6,334
KB Savings Bank Co., Ltd.[1]	100.00		171,526		—

		￦	17,944,848	￦	17,773,322

[1]	The Company established KB Savings Bank Co., Ltd. with a capital investment of ￦ 171,526 million in January 2012.

27

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

9. Property and Equipment

The details of property and equipment as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	￦	346	￦	(278)	￦	—	￦	68
Equipment and vehicles		4,111		(3,828)		—		283

	￦	4,457	￦	(4,106)	￦	—	￦	351

	2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	￦	319	￦	(199)	￦	—	￦	120
Equipment and vehicles		4,024		(3,385)		—		639

	￦	4,343	￦	(3,584)	￦	—	￦	759

The changes in property and equipment for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Beginning		Acquisition		Depreciation		Ending
Leasehold improvements	￦	120	￦	27	￦	(79)	￦	68
Equipment and vehicles		639		87		(443)		283

Total	￦	759	￦	114	￦	(522)	￦	351

	2011
(In millions of Korean won)	Beginning		Acquisition		Depreciation		Ending
Leasehold improvements	￦	120	￦	88	￦	(88)	￦	120
Equipment and vehicles		989		145		(495)		639

Total	￦	1,109	￦	233	￦	(583)	￦	759

Property and equipment insured as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
		Insurance Coverage				Insurance company
Type of insurance	Asset insured	2012		2011
General property insurance	Leasehold improvements	￦	346	￦	319	Samsung Fire & Marine Insurance Co., Ltd.
	Equipment and vehicles		4,111		4,024

		￦	4,457	￦	4,343

28

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

10. Intangible Assets

The details of intangible assets as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Acquisition Cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	￦	1,814	￦	(1,650)	￦	—	￦	164
Membership rights		11,714		—		(3,289)		8,425
Other intangible assets		2,536		(2,003)		—		533

	￦	16,064	￦	(3,653)	￦	(3,289)	￦	9,122

	2011
(In millions of Korean won)	Acquisition Cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	￦	1,731	￦	(1,270)	￦	—	￦	461
Membership rights		11,667		—		(2,532)		9,135
Other intangible assets		2,354		(1,419)		—		935

	￦	15,752	￦	(2,689)	￦	(2,532)	￦	10,531

The changes in intangible assets for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Beginning		Acquisition		Amortization		Impairment[1]		Ending
Software	￦	461	￦	83	￦	(380)	￦	—	￦	164
Membership rights		9,135		48		—		(757)		8,426
Other intangible assets		935		182		(585)		—		532

	￦	10,531	￦	313	￦	(965)	￦	(757)	￦	9,122

	2011
(In millions of Korean won)	Beginning		Acquisition		Disposal		Amortization		Impairment[1]		Ending
Software	￦	805	￦	84	￦	—	￦	(428)	￦	—	￦	461
Membership rights		8,924		3,589		(846)		—		(2,532)		9,135
Other intangible assets		1,328		177		—		(570)		—		935

	￦	11,057	￦	3,850	￦	(846)	￦	(998)	￦	(2,532)	￦	10,531

[1]	Membership rights with indefinite useful lives recognized impairment losses because their recoverable amount is lower than their carrying amount.

29

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Beginning	Impairment	Reversal		Ending
Accumulated impairment losses on intangible assets	￦ (2,532)	￦ (757)	￦	—	￦ (3,289)

	2011
(In millions of Korean won)	Beginning		Impairment	Reversal		Ending
Accumulated impairment losses on intangible assets	￦	—	￦ (2,532)	￦	—	￦ (2,532)

11. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Assets		Liabilities		Net amount
Share-based payments	￦	2,320	￦	—	￦	2,320
Membership rights		796		—		796
Defined benefit obligation		1,602		—		1,602
Plan assets		—		(1,267)		(1,267)
Investments in subsidiaries		—		(493)		(493)
Short-term employee benefits		214		—		214
Others		628		—		628

		5,560		(1,760)		3,800
Off-setting of deferred tax assets and liabilities		(1,760)		1,760		—

	￦	3,800	￦	—	￦	3,800

	2011
(In millions of Korean won)	Assets		Liabilities		Net amount
Share-based payments	￦	1,507	￦	—	￦	1,507
Membership rights		613		—		613
Defined benefit obligation		1,283		—		1,283
Plan assets		—		(1,283)		(1,283)
Investments in subsidiaries		—		(493)		(493)
Short-term employee benefits		216		—		216
Others		602		—		602

		4,221		(1,776)		2,445
Off-setting of deferred tax assets and liabilities		(1,776)		1,776		—

	￦	2,445	￦	—	￦	2,445

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦ 2,896,164 million and ￦ 77,275 million, associated with investments in subsidiaries and tax loss carryforwards, respectively, as of December 31, 2012, due to the uncertainty that all these will be realized in the future.

30

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

The changes in cumulative temporary differences for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	￦	6,228	￦	283	￦	3,641	￦	9,586
Membership rights		2,532		—		757		3,289
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		5,301		1,554		2,873		6,620
Short-term employee benefits		890		890		887		887
Tax loss carryforwards		77,275		—		—		77,275
Others		2,489		2,489		2,595		2,595

		2,990,879		5,216		10,753		2,996,416

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		77,275						77,275

	￦	17,440					￦	22,977

Tax rate (%)		24.2						24.2

Deferred income tax assets from deductible temporary differences	￦	4,221					￦	5,560

Taxable temporary differences
Investments in subsidiaries	￦	(2,395,805)	￦	—	￦	—	￦	(2,395,805)
Plan assets		(5,301)		(2,214)		(2,149)		(5,236)

	￦	(2,401,106)	￦	(2,214)	￦	(2,149)	￦	(2,401,041)

Tax rate (%)		24.2						24.2

Deferred income tax liabilities from taxable temporary differences	￦	(1,776)					￦	(1,760)

	2011
(In millions of Korean won)	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	￦	4,149	￦	455	￦	2,534	￦	6,228
Membership rights		—		—		2,532		2,532
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		3,552		1,488		3,237		5,301
Short-term employee benefits		927		927		891		891
Tax loss carryforwards		77,275		—		—		77,275
Others		1,481		1,481		2,488		2,488

		2,983,548		4,351		11,682		2,990,879

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		77,275						77,275

	￦	10,109					￦	17,440

Tax rate (%)		24.2, 22.0						24.2

Deferred income tax assets from deductible temporary differences	￦	2,277					￦	4,221

Taxable temporary differences
Investments in subsidiaries	￦	(2,395,805)	￦	—	￦	—	￦	(2,395,805)
Plan assets		(4,232)		(1,488)		(2,557)		(5,301)

	￦	(2,400,037)	￦	(1,488)	￦	(2,557)	￦	(2,401,106)

Tax rate (%)		24.2, 22.0						24.2

Deferred income tax liabilities from taxable temporary differences	￦	(1,379)					￦	(1,776)

31

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

12. Other Assets

The details of other assets as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Other financial assets
Other receivables	￦	8	￦	—
Accrued income		362		132
Guarantee deposits		19,856		28,172

		20,226		28,304

Other assets
Other receivables		289,656		601,106
Prepaid expenses		788		2,192
Advance payments		3		—

		290,447		603,298

	￦	310,673	￦	631,602

13. Debts

The details of debts as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	Issued date	Expiration date	Annual interest rates(%) (Dec. 31, 2012)	2012		2011
Commercial paper	2011.12.12	2012.04.02	—	￦	—	￦	130,000

The maturity of debts as of December 31, 2012 and 2011, are as follows:

2012
(In millions of Korean won)	Due in 3 months or less	Due after 3 months through 6 months	Due after 6 months through 1 year	Due after 1 year through 3 years	Total
Commercial paper	￦—	￦—	￦—	￦—	￦—

32

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Total
Commercial paper	￦	—	￦	130,000	￦	—	￦	—	￦	130,000

14. Debentures

The details of debentures at amortized cost as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	Issued date	Expiration date	Annual interest rates(%) (Dec. 31, 2012)	2012		2011
Unguaranteed debentures No. 2-2	2009.03.20	2012.03.20	—	￦	—	￦	50,000
	Bond discounts				—		(12)

				￦	—	￦	49,988

The maturities of debentures as of December 31, 2012 and 2011, are as follows:

2012
(In millions of Korean won)	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Total
Debentures in Korean won	￦	—	￦	—	￦	—	￦	—	￦	—

	2011
(In millions of Korean won)	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Total
Debentures in Korean won	￦	50,000	￦	—	￦	—	￦	—	￦	50,000

The changes in debentures based on face value for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Beginning		Issue		Repayment	Ending
Debentures in Korean won	￦	50,000	￦	—	￦ (50,000)	￦	—

	2011
(in millions of Korean won)	Beginning		Issue		Repayment	Ending
Debentures in Korean won	￦	800,000	￦	—	￦ (750,000)	￦	50,000

33

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

15. Defined benefit liabilities

Defined benefit plan

The Company operates a defined benefit plan which has the following characteristics:

—	The Company has the obligation to pay the agreed benefits to all its current and former employees.

—	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The defined benefit obligation recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation method.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). The data used in the PUC such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data are updated annually.

Actuarial assumptions may differ from actual result due to change in the market, economic trend and mortality trend which may impact defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period it occurs through profit or loss.

The changes in the defined benefit obligation for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Present value of defined benefit obligation (beginning)	￦	7,828	￦	5,366
Current service cost		1,469		1,252
Interest cost		337		274
Actuarial gains and losses		1,066		1,711
Benefits paid		(542)		(775)

Present value of defined benefit obligation (ending)	￦	10,158	￦	7,828

The changes in the fair value of plan assets for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Fair value of plan assets (beginning)	￦	6,836	￦	4,232
Expected return on plan assets		285		183
Actuarial gains and losses		(62)		(45)
Contributions		2,342		2,889
Benefits paid		(627)		(423)

Fair value of plan assets (ending)	￦	8,774	￦	6,836

34

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

The details of the defined benefit obligation as of December 31, 2012 and 2011, are as follows:

	2012		2011
Present value of defined benefit obligation	￦	10,158	￦	7,828
Fair value of plan assets		(8,774)		(6,836)
Defined benefit liabilities		1,384		992

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Current service cost	￦	1,469	￦	1,252
Interest cost		337		274
Expected return on plan assets		(285)		(183)
Actuarial gains and losses		1,128		1,756

Post-employment benefits	￦	2,649	￦	3,099

The actual return on plan assets was ￦ 223 million and ￦ 138 million for the years ended December 31, 2012 and 2011, respectively.

The details of plan assets as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Time deposits	￦	8,774	￦	6,836

Key actuarial assumptions used as of December 31, 2012 and 2011, are as follows:

	2012	2011
Discount rate (%)	3.55	4.32
Expected return on plan assets (%)	4.19	3.91
Future salary increase rate (%)	2.50(2013), 4.55(2014~)	4.55

Mortality assumptions are based on the 2012 Korea standard mortality rates table.

35

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

The present value of defined benefits obligation, fair value of plan assets and actuarial adjustments to each items as of December 31, 2012, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2012		Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Present value of defined benefits obligation	￦	10,158	￦	7,828	￦	5,366	￦	4,345
Fair value of plan assets		(8,774)		(6,836)		(4,232)		(3,296)

	￦	1,384	￦	992	￦	1,134	￦	1,049

Experience adjustments on defined benefits obligation	￦	264	￦	389	￦	73		—
Changes in assumptions to defined benefits obligation		802		1,322		569		—
Adjustments to plan assets		62		45		57		—

The Company’s best estimate of contributions expected to be paid to plan during the annual period beginning after the reporting period amounts to ￦ 1,283 million.

16. Other liabilities

The details of other liabilities as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Other financial liabilities
Other payables	￦	445	￦	341
Accrued expenses		715		1,629

		1,160		1,970

Other non-financial liabilities
Other payables		3,957		4,252
Accrued expenses		41,328		27,833
Withholding taxes		322		646

		45,607		32,731

	￦	46,767	￦	34,701

17. Equity

17.1 Share capital

The details of share capital as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won, except per share amounts)	2012		2011
Type		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	￦	5,000	￦	5,000
Number of issued shares		386,351,693		386,351,693
Share capital	￦	1,931,758	￦	1,931,758

36

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

The changes in shares outstanding for the years ended December 31, 2012 and 2011, are as follows:

	2012
	Beginning	Increase	Decrease	Ending
Number of issued shares	386,351,693	—	—	386,351,693

	2011
	Beginning[1]	Increase	Decrease	Ending
Number of issued shares	343,028,989	43,322,704	—	386,351,693

[1]	Excluding 43,322,704 shares owned by Kookmin Bank.

17.2 Capital Surplus

The details of capital surplus as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Share premium	￦	12,226,597	￦	12,226,597
Other capital surplus		1,287,212		1,287,212

	￦	13,513,809	￦	13,513,809

17.3 Retained Earnings

The details of retained earnings as of December 31, 2012 and 2011, consist of:

(In millions of Korean won)	2012		2011
Legal reserves	￦	124,014	￦	124,014
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		3,306		—
Unappropriated retained earnings		1,529,455		1,164,699

	￦	2,638,775	￦	2,270,713

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

37

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

Statements of Appropriation of Retained Earnings

(Date of appropriation for 2012: March 22, 2013)

(Date of appropriation for 2011: March 23, 2012)

(in millions of Korean won)	2012		2011
Unappropriated retained earnings
Balance at the beginning of year	￦	883,220	￦	1,228,377
Profit(loss) for the year		646,235		(63,678)

		1,529,455		1,164,699

Transfers such as discretionary reserves
Regulatory reserve for credit losses		1,731		—

		1,731		—

Appropriation of retained earnings
Legal reserve		64,624		—
Regulatory reserve for credit losses		—		3,306
Cash dividends
(Dividends per common share: ￦ 600 (12.0%) in 2012) (Dividends per common share: ￦ 720 (14.4%) in 2011)		231,811		278,173

		296,435		281,479

Unappropriated retained earnings to be carried over to subsequent year	￦	1,234,751	￦	883,220

Regulatory Reserve for Credit Losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

The details of the regulatory reserve for credit losses as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Beginning	￦	3,306	￦	—
Amounts estimated to be appropriated		(1,731)		3,306

Ending	￦	1,575	￦	3,306

38

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

The adjustments to the regulatory reserve for credit losses for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won, except per share amounts)
Reversal of regulatory reserve for credit losses	￦	(1,731)
Adjusted profit(loss) after provision of regulatory reserve for credit losses[1]		647,966
Adjusted basic earnings(losses) per share after provision of regulatory reserve for credit losses[1]		1,677
Adjusted diluted earnings(losses) per share after provision of regulatory reserve for credit losses[1]	￦	1,672

	2011
(In millions of Korean won, except per share amounts)
Provision of regulatory reserve for credit losses	￦	2,373
Adjusted profit(loss) after provision of regulatory reserve for credit losses[1]		(66,051)
Adjusted basic earnings(losses) per share after provision of regulatory reserve for credit losses[1]		(180)
Adjusted diluted earnings(losses) per share after provision of regulatory reserve for credit losses[1]	￦	(180)

[1]

Adjusted profit (loss) after provision (reversal) of regulatory reserve for credit losses is not accordance with K-IFRS and calculated on the assumption that provision (reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit (loss) for the year.

18. Dividends

The dividends paid to the shareholders of the Company in 2012 and 2011 were ￦ 278,173 million (￦ 720 per share) and ￦ 41,163 million (￦ 120 per share), respectively. The dividend to the shareholders in respect of the year ended December 31, 2012, of ￦ 600 per share, amounting to total dividends of ￦ 231,811 million, is to be proposed at the annual general meeting on March 22, 2013. The Company’s separate financial statements as of December 31, 2012, do not reflect this dividend payable.

39

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

19. Net Interest Income

Interest income and interest expense for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Interest income
Due from financial institutions	￦	2,256	￦	16,075
Loans		2,978		9,916
Other		784		1,008

		6,018		26,999

Interest expense
Debts		2,447		275
Debentures		578		41,296

		3,025		41,571

Net interest income(expense)	￦	2,993	￦	(14,572)

20. Net Fee and Commission income

Fee and commission income and fee and commission expense for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Fee and commission income
Fees in Korean won	￦	—	￦	—

Fee and commission expense
Fees paid in Korean won		3,993		5,987
Fees paid in foreign currency		137		92

		4,130		6,079

Net fee and commission expense	￦	(4,130)	￦	(6,079)

40

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

21. Net other operating income

Other operating income and other operating expense for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Other operating income
Dividend income in subsidiaries	￦	687,925	￦	—

Other operating expense		—		—

Net other operating income	￦	687,925	￦	—

22. General and administrative expenses

The details of general and administrative expenses for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011[1]
Employee Benefits
Salaries and other short-term employee benefits—Salaries	￦	19,875	￦	20,564
Salaries and other short-term employee benefits—Others		2,673		2,245
Termination benefits		—		135
Post employment benefits—defined benefit plans		2,649		3,099
Share-based payments		3,641		2,534

		28,838		28,577

Depreciation and amortization		1,487		1,581

Other general and administrative expenses
Travel		354		364
Communications		265		254
Tax and dues		268		329
Publication		217		254
Rental expense		2,048		2,173
Vehicle		189		175
Service fees		2,134		1,817
Advertising		673		614
Training		458		521
Others		4,666		5,052

		11,272		11,553

	￦	41,597	￦	41,711

[1]	Other general and administrative expenses for the year ended December 31, 2011, reclassified as employee benefits, amount to ￦ 2,245 million.

41

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

Share-Based Payments

Share-based payment plan, where the number of granted shares is determined by the long-term achievement, for executives and employees of the Company and its subsidiaries as of December 31, 2012, is as follows:

(In number of shares) Share grants	Grant date	Number of granted shares[1]	Vesting conditions
(KB Financial Group Inc.)
Series 1	2008.09.29	2,543	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2]
Series 2	2009.03.27	3,090	Service fulfillment [3]
Series 3	2010.01.01	32,256	Services fulfillment, Achievement of targets on the basis of market and non-market performance [4,10]
Series 4	2010.07.13	218,944	Services fulfillment, Achievement of targets on the basis of market and non-market performance [5,10]
Series 5	2010.12.23	13,260	Services fulfillment, Achievement of targets on the basis of market and non-market performance [6,10]
Series 6	2011.08.10	8,183	Services fulfillment, Achievement of targets on the basis of market and non-market performance [6,10]
Series 7	2012.01.01	42,568	Services fulfillment, Achievement of targets on the basis of market and non-market performance[4,10]

		320,844

(Kookmin Bank)
Series 23	2010.07.29	73,650	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,10]
Series 24	2010.08.03	25,707	Services fulfillment, Achievement of targets on the basis of market and non-market performance8, 10, [11]
Series 25	2010.08.12	18,472	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,10]
Series 27	2010.09.20	6,222	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 28	2010.12.21	50,310	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 29	2010.12.23	5,559	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]

42

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

Series 31	2011.01.03	16,479	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 32	2011.03.24	7,986	Services fulfillment, Non-market performance [9,10]
Series 33	2011.07.07	6,025	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 34	2011.08.10	10,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 35	2011.10.12	8,846	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 36	2011.10.18	8,596	Services fulfillment, Achievement of targets on the basis of market and non-market performance [10,12]
Series 37	2011.12.23	68,310	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 38	2012.01.01	171,100	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 39	2012.01.08	120,176	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 40	2012.08.01	8,978	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 41	2012.08.02	36,938	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 42	2012.09.20	8,244	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 43	2012.11.26	13,918	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Deferred grant in 2010	—	9,578	Satisfied
Deferred grant in 2011	—	26,884	Satisfied
Deferred grant in 2012	—	13,547	Satisfied

		715,767

(Other subsidiaries)
Year 2010		33,822	Services fulfillment, Achievement of targets on the basis of market and non-market performance [13]
Year 2011		38,931	Services fulfillment, Achievement of targets on the basis of market and non-market performance [13]
Year 2012		63,976	Services fulfillment, Achievement of targets on the basis of market and non-market performance [13]

		136,729

		1,173,340

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.

43

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

[2]

The vesting condition is fulfill the remaining contracted service period. The number of certain granted shares to be compensated is determined based on the fulfillment of service requirement. The 30%, 30% and 40% of the number of certain granted shares to be compensated are determined upon the accomplishment of the targeted KPI, the targeted financial results of the Group and the targeted relative TSR, respectively.

[3]	The number of granted shares to be compensated is determined based on fulfillment of service requirement.
[4]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of targeted KPI, targeted financial results of the Group and targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of targeted KPI and the accomplishment of targeted relative TSR.

[5]

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted relative EPS and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of targeted KPI, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted EPS and qualitative indicators, respectively.

[6]

The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted KPI and the targeted financial results of the Group, respectively.

[7]

The 40%, 40% and 20% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted relative EPS and qualitative indicators, such as a trend of ROA of the last two years, respectively.

[8]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPI, the targeted financial results of Kookmin Bank and the targeted relative TSR, respectively.

[9]	The number of granted shares to be compensated is not linked to performance, but fixed.
[10]	Certain portion of the granted shares is compensated over a maximum period of three years.
[11]	Fair value of compensation per granted share for certain shares is confirmed.
[12]	Half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted KPI.
[13]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPI, subsidiary’s MOU with the Group and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on subsidiary’s MOU with the Group and the targeted relative TSR, respectively.

44

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of share grants linked to short-term performance as of December 31, 2012, are as follows:

		Grant date	Number of vested shares[1]	Vesting conditions
KB Financial Group Inc.	Share granted in 2010	2010.01.01	6,149	Satisfied
	Share granted in 2011	2011.01.01	19,279	Satisfied
	Share granted in 2012	2012.01.01	24,257	Proportion to service period
Kookmin Bank	Share granted in 2010	2010.01.01	50,155	Satisfied
	Share granted in 2011	2011.01.01	142,778	Satisfied
	Share granted in 2012	2012.01.01	179,905	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance.
The share grants are settled over three years.

45

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2012, are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)		Fair value (Non-market performance condition)
(KB Financial Group Inc.) Long-term achievements
Series 1-4	0.22	2.78	￦	—	￦	37,800
Series 2-3	0.22	2.78		—		37,800
Series 3-1	0.25~1.00	2.78		—		37,117~38,564
Series 3-2	0.25~2.00	2.78		—		37,117~39,366
Series 3-3	0.25~1.00	2.78		—		37,117~38,564
Series 4-1	0.53~3.53	2.78		5,401		38,961~40,501
Series 4-2	0.53~3.53	2.78		5,874		38,961~40,501
Series 4-3	0.25~3.00	2.78		37,117		37,117~40,159
Series 4-4	0.25~3.00	2.78		37,117		37,117~40,159
Series 4-5	0.25~3.00	2.78		37,117		37,117~40,159
Series 5-1	0.25~2.00	2.78		—		37,117~39,366
Series 6-1	1.00~4.00	2.78		8,321		37,616~40,925
Series 7-1	1.00~4.00	2.78		17,835		37,616~40,925
(Kookmin Bank) Long-term achievements
Series 23	0.53~3.53	2.78		5,713		37,635~40,501
Series 24	0.25~3.00	2.78		—		37,117~40,159
Series 25	0.53~3.53	2.78		5,673		37,635~40,501
Series 27	0.25~3.00	2.78		—		37,117~40,159
Series 28	0.25~3.00	2.78		—		37,117~40,159
Series 29	0.25~3.00	2.78		—		37,117~40,159
Series 31	0.25~3.00	2.78		—		37,117~40,159
Series 32	1.22~4.23	2.78		—		37,451~40,894
Series 33	0.50~4.00	2.78		5,117		37,743~40,925
Series 34	0.61~4.00	2.78		8,454		37,666~40,925
Series 35	1.00~4.00	2.78		10,764		37,616~40,925
Series 36	1.00~4.00	2.78		11,559		37,616~40,925
Series 37	1.00~4.00	2.78		17,351		37,616~40,925
Series 38	1.00~4.00	2.78		17,835		37,616~40,925
Series 39	1.00~4.00	2.78		17,591		37,616~40,925
Series 40	1.58~5.00	2.79		23,052		37,283~41,706
Series 41	1.58~5.00	2.79		23,100		37,396~41,706
Series 42	1.72~5.00	2.79		17,946		37,471~41,706
Series 43	1.90~5.00	2.80		17,739		37,363~41,706
Deferred grant in 2010	0.25~1.00	2.78		—		38,529~39,366
Deferred grant in 2011	0.25~2.00	2.78		—		38,056~39,366
Deferred grant in 2012	0.25~2.00	2.78		—		38,564~39,366
(Other Subsidiaries) Long-term achievements
Year 2010	0.25~0.65	2.78	￦	0~37,117	￦	37,117~37,801
Year 2011	1.00~1.35	2.78~2.79		4,482~11,720		37,450~37,616
Year 2012	2.00~2.54	2.80~2.82		19,787~25,616		36,989~37,291
(KB Financial Group Inc.) Short-term achievements
Year 2010	0.25~1.00	2.78	￦	—	￦	37,117~38,564
Year 2011	0.25~2.00	2.78		—		37,117~39,366
Year 2012	1.00~3.00	2.78		—		38,564~40,159
(Kookmin Bank) Short-term achievements
Year 2010	0.25~1.00	2.78	￦	—	￦	37,117~38,564
Year 2011	0.25~2.00	2.78		—		37,117~39,366
Year 2012	1.00~3.00	2.78		—		38,564~40,159

46

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2012, for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate. The Company used the historical data of Kookmin Bank for the period before the Company was incorporated.

Share-based payment arrangement for the employees of subsidiaries was transferred to the Company from the subsidiaries in 2010 and the related compensation cost paid to the employees of subsidiaries is reimbursed from the subsidiaries. The accrued expenses representing share-based payments as of December 31, 2012 and 2011, are ￦ 37,846 million and ￦ 24,454 million, respectively, and the receivables to be reimbursed from the subsidiaries for the compensation costs are ￦ 28,260 million and ￦ 18,226 million, respectively. The compensation costs amounting to ￦ 3,641 million and ￦ 2,534 million were recognized as an expense for the years ended December 31, 2012 and 2011, respectively.

23. Non-operating income and expenses

The details of non-operating income and expenses for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Non-operating income
Others	￦	1,580	￦	884

		1,580		884

Non-operating expenses
Impairment losses		757		2,532
Donation		1,107		1,215
Others		28		—

		1,892		3,747

Net non-operating expense	￦	(312)	￦	(2,863)

24. Income tax

The details of income tax benefit for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Tax payable
Current tax expense	￦	—	￦	—
Change in deferred tax assets(liabilities)
Origination and reversal of temporary differences		1,356		1,547

Tax benefit	￦	1,356	￦	1,547

47

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

The analysis of profit (loss) before tax and income tax benefit for the years ended December 31, 2012 and 2011, follows:

	2012			2011
(In millions of Korean won)	Ratio (%)	Amounts		Ratio (%)	Amounts
Profit (loss) before tax		￦	644,879		￦	(65,225)

Tax expense at the applicable tax rate[1]	24.13	￦	155,599	24.16	￦	(15,758)
Non-taxable income	(25.63)		(165,287)	—		—
Non-deductible expense	0.09		584	(0.93)		607
Consolidated tax effect	1.20		7,748	(20.91)		13,636
Others	—		—	0.05		(32)

Tax benefit	0.22	￦	1,356	(2.37)	￦	1,547

[1]

Applicable income tax rate for ￦ 200 million and below is 11%, for ￦ 200 million to ￦ 20 billion is 22%, and for over ￦ 20 billion is 24.2% as of December 31, 2012. In addition, for ￦ 200 million and below is 11%, and for over ￦ 200 million is 24.2% as of December 31, 2011.

The details of current tax assets (income tax refund receivable) and current tax liabilities (income tax payable), as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Income tax refund receivable prior to off-set	￦	—	￦	—
Tax payable prior to off-set		—		—
Adjustment on consolidated tax payable		257,535		578,729

Current tax payable	￦	257,535	￦	578,729

48

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

25. Earnings(losses) per share

Calculations of basic earnings(losses) per share on the profit(loss) attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding :

	2012
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Beginning (A)	386,351,693	366	141,404,719,638

Weighted average number of ordinary shares outstanding (B = A / 366)			386,351,693

	2011
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Beginning (A)	386,351,693	365	141,018,367,945
Treasury shares (B)	43,322,704	13	563,195,152
	40,984,474	28	1,147,565,272
	37,463,510	42	1,573,467,420
	34,966,962	105	3,671,531,010

			6,955,758,854

Total outstanding shares (C = A – B)			134,062,609,091

Weighted average number of ordinary shares outstanding (D = C / 365)			367,294,819

Basic earnings(losses) per share

(in Korean won and in number of shares)	2012
Profit(loss) attributable to ordinary shares[1] (E)	￦	646,235,488,149
Weighted average number of ordinary shares outstanding (F)		386,351,693
Basic earnings(losses) per share (G = E / F)	￦	1,673

(in Korean won and in number of shares)	2011
Profit(loss) attributable to ordinary shares[1] (E)	￦	(63,678,372,821)
Weighted average number of ordinary shares outstanding (F)		367,294,819
Basic earnings(losses) per share (G = E / F)	￦	(173)

[1]	Profit(loss) attributable to ordinary shares is the same as profit(loss) for the year in statements of comprehensive income.

Diluted earnings(losses) per share

Diluted earnings(losses) per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include share grants.

49

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit for diluted earnings(losses) per share:

(in Korean won and in number of shares)	2012
Profit(loss) attributable to ordinary shares	￦	646,235,488,149
Adjustment		—
Adjusted profit(loss) for diluted earnings(losses) per share	￦	646,235,488,149

(in Korean won and in number of shares)	2011
Profit(loss) attributable to ordinary shares	￦	(63,678,372,821)
Adjustment		—
Adjusted profit(loss) for diluted earnings(losses) per share	￦	(63,678,372,821)

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings(losses) per share:

(in number of shares)	2012
Weighted average number of ordinary shares outstanding	386,351,693
Adjustment
Share grants	1,193,606
Adjusted weighted average number of ordinary shares outstanding for diluted earnings(losses) per share	387,545,299

(in number of shares)	2011
Weighted average number of ordinary shares outstanding	367,294,819
Adjustment
Share grants	1,173,480
Adjusted weighted average number of ordinary shares outstanding for diluted earnings(losses) per share	368,468,299

Diluted earnings(losses) per share:

(In Korean won)	2012
Adjusted profit(loss) for diluted earnings(losses) per share	￦	646,235,488,149
Adjusted weighted average number of ordinary shares outstanding for diluted earnings(losses) per share		387,545,299
Diluted earnings(losses) per share		1,668

50

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

(In Korean won)	2011
Adjusted profit(loss) for diluted earnings(losses) per share	￦	(63,678,372,821)
Adjusted weighted average number of ordinary shares outstanding for diluted earnings(losses) per share		368,468,299
Diluted earnings(losses) per share		(173)

26. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Due from financial institutions	￦	96,234	￦	32,031
Restricted due from financial institutions		(3)		(12,003)

	￦	96 231	￦	20,028

Significant non-cash transactions for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Changes in receivables and payables from consolidated tax	￦	(321,484)	￦	582,880
Changes in other receivables and other payables		10,034		2,598

Cash inflow and outflow due to interest and dividends for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	Activity	2012		2011
Interest received	Operating	￦	5,012	￦	29,846
Interest paid	Operating		3,121		45,143
Dividends received	Operating		687,925		—
Dividends paid	Financing		278,173		41,163

27. Commitments

The commitments made with financial institutions as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)		2012				2011
		Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
General loans	Hana Bank	￦	50,000	￦	—	￦	50,000	￦	—
	Woori Bank		130,000		—		130,000		—
Discounting of bills	Korea Exchange Bank		100,000		—		100,000		—

		￦	280,000	￦	—	￦	280,000	￦	—

51

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

28. Related Party Transactions

Significant related party transactions for the years ended December 31, 2012 and 2011, are as follows:

		2012
(In millions of Korean won)		Interest Income and others		Provision (reversal)		Rental expense and others
Subsidiaries	Kookmin Bank	￦	660,953	￦	—	￦	2,703
	KB Kookmin Card Co., Ltd		6		—		—
	KB Investment & Securities Co., Ltd.		—		—		160
	KB Asset Management Co., Ltd		30,000		—		—
	KB Life Insurance Co., Ltd.		—		—		167
	KB Real Estate Trust Co., Ltd		2,455		—		—
	KB Investment Co., Ltd.		523		—		—
	KB Data Systems Co., Ltd.		—		—		652
Key management			—		—		—

		￦	693,937	￦	—	￦	3,682

		2011
(In millions of Korean won)		Interest Income and others		Provision (reversal)		Rental expense and others
Subsidiaries	Kookmin Bank	￦	17,037	￦	—	￦	2,731
	KB Kookmin Card Co., Ltd		—		—		1
	KB Investment & Securities Co., Ltd.		6,559		—		312
	KB Asset Management Co., Ltd		—		—		3
	KB Real Estate Trust Co., Ltd.		2,802		—		—
	KB Investment Co., Ltd.		555		—		—
	KB Data Systems Co., Ltd.		—		—		670
Key management			—		—		—

		￦	26,953	￦	—	￦	3,717

52

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

The details of receivables and payables, and related allowance for loans losses arising from the related party transactions as of December 31, 2012, are as follows:

		2012
(In millions of Korean won)		Receivables		Allowances for loan losses		Payables
Subsidiaries	Kookmin Bank	￦	335,710	￦	—	￦	—
	KB Kookmin Card Co., Ltd		55,435		—		251
	KB Investment & Securities Co., Ltd.		1,141		—		3,301
	KB Life Insurance Co., Ltd.		363		—		167
	KB Asset Management Co., Ltd.		8,130		—		—
	KB Real Estate Trust Co., Ltd.		19,882		—		—
	KB Investment Co., Ltd.		10,284		—		—
	KB Credit Information Co., Ltd.		216		—		155
	KB Data Systems Co., Ltd.		196		—		63
	KB Savings Bank Co., Ltd		—		—		406
Key management			—		—		—

		￦	431,357	￦	—	￦	4,343

The details of receivables and payables, and related allowance for loans losses arising from the related party transactions as of December 31, 2011, are as follows:

		2011
(In millions of Korean won)		Receivables		Allowances for loan losses		Payables
Subsidiaries	Kookmin Bank	￦	548,861	￦	—	￦	—
	KB Kookmin Card Co., Ltd		92,867		—		323
	KB Investment & Securities Co., Ltd.		1,182		—		4,365
	KB Life Insurance Co., Ltd.		190		—		—
	KB Asset Management Co., Ltd.		7,695		—		—
	KB Real Estate Trust Co., Ltd.		51,431		—		—
	KB Investment Co., Ltd.		10,092		—		50
	KB Credit Information Co., Ltd.		116		—		36
	KB Data Systems Co., Ltd.		908		—		52
Key management			—		—		—

		￦	713,342	￦	—	￦	4,826

According to K-IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Note 8 for details on subsidiaries.

Key management includes the directors of the Company, their close family members, and the companies where the directors and their close family members have the power to influence the decision-making process.

53

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2012 and 2011

Compensation to key management for the year ended December 31, 2012, consists of:

(In millions of Korean won)	Short-term employee benefits		Post-employment benefits		Termination Benefits		Share-based payments		Total
Registered director (executive)	￦	2,439	￦	139	￦	—	￦	1,856	￦	4,434
Registered director (non-executive)		774		—		—		18		792
Non-registered director		2,945		190		—		1,767		4,902

	￦	6,158	￦	329	￦	—	￦	3,641	￦	10,128

Compensation to key management for the year ended December 31, 2011, consists of:

(In millions of Korean won)	Short-term employee benefits		Post-employment benefits		Termination Benefits		Share-based payments		Total
Registered director (executive)	￦	2,775	￦	186	￦	—	￦	1,936	￦	4,897
Registered director (non-executive)		659		—		—		(48)		611
Non-registered director		2,238		307		135		646		3,326

	￦	5,672	￦	493	￦	135	￦	2,534	￦	8,834

29. Approval of Financial Statements

The separate financial statements as of and for the year ended December 31, 2012, were approved on February 28, 2013, by the Board of Directors.

54

Report of Independent Accountants’

Review of Internal Accounting Control System

To the President of

KB Financial Group Inc.

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of KB Financial Group Inc. (the “Company”) as of December 31, 2012. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on its assessment of the operations of the IACS as of December 31, 2012, the Company’s IACS has been designed and is operating effectively as of December 31, 2012, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”). Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Company’s IACS as of December 31, 2012, and we did not review management’s assessment of its IACS subsequent to December 31, 2012. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 12, 2013

55

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Auditor (Audit Committee) of KB Financial Group Inc.

I, as the Internal Accounting Control Officer (“IACO”) of KB Financial Group Inc. (“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2012.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2012, in all material respects, in accordance with the IACS standards.

March 5, 2013

Jong-Kyoo Yoon, Internal Accounting Control Officer

Yoon-Dae Euh, Chief Executive Officer

56